
11008537



MATRIX SERVICE COMPANY

INDUSTRIAL SERVICE CONTRACTOR

2011 Annual Report

Letter to Shareholders
Proxy Statement
Form 10-K

Shareholder Information

Corporate Offices
5100 E. Skelly Drive – Suite 700
Tulsa, Oklahoma 74135
Ph: (918)838-8822
Fax: (918)838-8810
Website: www.matrixservice.com

Common Stock Data
Matrix Service Company's Common Stock is traded on the NASDAQ Global Select Market under the Ticker Symbol: "MTRX"

Notice of Annual Meeting
The Annual Meeting of Stockholders will be at the Matrix Service Office located at:
5100 E. Skelly Drive – Suite 100
Tulsa, Oklahoma
November 17, 2011 at 10:30 a.m. CDT

Independent Registered Public Accountants
Deloitte & Touche LLP
100 S. Cincinnati Ave.
Suite 700
Tulsa, Oklahoma 74103

Stock Transfer Agent & Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021

Investor and Media Relations
Kevin S. Cavanah
Vice President and Chief Financial Officer
Matrix Service Company
5100 E. Skelly Drive – Suite 700
Tulsa, Oklahoma 74135

Stockholder Relations & Available Information
Matrix Service Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to:
Kevin S. Cavanah
Vice President and Chief Financial Officer
Matrix Service Company
5100 E. Skelly Drive – Suite 700
Tulsa, Oklahoma 74135

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Matrix Service Company, the NASDAQ Composite Index and the S&P Construction & Engineering Index


$250
$200
$150
$100
$50
$0
6/06
6/07
6/08
6/09
6/10
6/11
Matrix Service Company
NASDAQ Composite
S&P Construction & Engineering

Letter to Shareholder

Fellow Shareholders

I have come to Matrix Service Company with much excitement, anticipation, and respect for the tremendous value the Company has created in its history. As I succeed Mike Hall, I want to congratulate him not only for his great transitional leadership in 2011 but also for his long standing service to the Company. I find Matrix Service Company to be financially stable, loaded with impressive leadership, and actively engaged in providing top quality engineering, fabrication, and construction services to the North American oil and gas, power generation and delivery, mining and metals, petrochemicals, and other various industrial markets. All service organizations are dependant on the quality of its employees to achieve a high quality delivery model and sustainable success. Matrix Service Company's core values of safety, integrity, positive relationships, environmental stewardship, community involvement, and delivering the best, strike at the heart of my leadership principals. These values are the foundation of a culture in Matrix Service Company that gives me confidence in our ability to not only survive in today's turbulent markets but to be successful in the long term.

Our 2011 OSHA total recordable incident rate of 0.75 and lost time injury rate of 0.12 are statistically on par with world class performance of Construction Industry Institute members and significantly better than the construction industry in general. We will continue with improvement programs focused on behaviors, safety audits, task and hazard planning, training and orientations, and leadership development; however, our journey to achieve a zero incident work place will never be complete.

To achieve long term success, the Company requires seasoned industry leadership. Our executive management team has an average industry experience profile of 28 years. In addition, we have a highly skilled and talented workforce which creates many opportunities for growth, and provides continuity and sustainability of the organization for many years to come.

Today, Matrix Service Company reports itself in two segments; Construction Services, and Repair and Maintenance Services. While representative of the type of work we perform, this does not necessarily provide clarity for the broadness of all aspects of the Company or our services. We are well known to be the North American leader in aboveground storage tank construction and repair. This expertise, combined with our in house engineering skills, state of the art fabrication capabilities, and balance of plant construction allow us to provide total EPFC tank terminal projects to many of our clients in this business. In the downstream petroleum business our consistently safe, timely, and high quality delivery has afforded us many long term annual maintenance contracts with some of the industry's top companies. Our refinery turnaround business has been one of our growth success stories. The high voltage electrical work in substations and switchyards with a developing transmission and distribution business has provided for some of the largest growth rates in the Company and accounted for nearly a quarter of our fiscal 2011 revenues. Finally, we have the engineering and construction skills to build a variety of cryogenic application storage structures from spheres to LNG import and export storage facilities as well as specialty steel plate structures like the recently completed thermal vacuum chamber. These four business lines were the core foundation of the Company's fiscal 2011 revenues.

In late fiscal 2011 we added, through acquisition, the assets of EDC, Inc., a New Jersey based materials handling business. EDC provides for the engineering and procurement of material handling systems related to the movement, handling, loading, and unloading of various types of raw materials such as coal, basic ferrous and non-ferrous metal ores, rock, etc. These services combined with our project management capabilities, construction skills, and strong balance sheet will create a variety of growth opportunities for Matrix Service domestically and internationally. We believe that this business will become a major contributor to the financial performance of the Company well into the future.

Overall we were pleased with our fiscal 2011 financial results. We saw a significant improvement in our volume of business with revenues increasing from $550.8 million in fiscal 2010 to $627.1 million in fiscal 2011. In fiscal 2011, we experienced improved project execution, which led to higher gross margins across most parts of our business. We were also able to successfully manage our selling, general and administrative costs on a year over year basis. Collectively, these factors led to higher operating income, which increased from $7.8 million in fiscal 2010 to $30.9 million in fiscal 2011, and higher fully diluted earnings per share which increased from $0.18 in fiscal 2010 to $0.71 in fiscal 2011. We finished fiscal 2011 with almost $60 million in cash and with availability under our credit facility of just over $67 million. We believe that our cash on hand and availability under our credit facility provides us with the financial flexibility necessary to support our current level of business and near-term growth. We are currently negotiating the extension of our credit facility and will assess both its size and structure to ensure that we are able to maintain our financial flexibility and support future business growth opportunities.

The management team is currently working to refresh our strategic plan. Today, Matrix Service captures nearly three quarters of its revenue from the petroleum industry, which is a critical part of our business. We want to maintain and grow our presence in this industry. However, in the future we want our overall portfolio to be more diversified into other energy related sectors. There is considerable opportunity in most of the Company's current business lines to provide the growth and sustainable performance that we envision for our future. Our strategy will be focused on leveraging our core strengths and building our current product lines by continuous improvement in our safety culture, expanding our geographic presence, investing in human and non human capital, deepening our leadership team, protecting our market share, improving brand recognition, expanding our portfolio to include large cap projects, continued diligence in risk management, and developing an international presence. To accomplish these growth objectives we will use a highly focused acquisition strategy combined with organic growth that builds on our reputation and strong position in our core markets. We will be completing this refreshed strategy in early 2012 and will communicate the details of our vision and plans at that time.

In closing, I am excited and proud to be a part of the Matrix Service family. The business is in a great position with profitable product lines, the highest quality of service, and the right energy market presence to provide for sustainable growth. Our management team has some of the industry's best leaders and our employees are highly skilled and committed to our values. I am looking forward to many successful years of growth and performance of the business. Thank you for your continued support of the Company and our vision for the future. We are committed to creating value for the shareholders and our employees now and well into the future.

John R. Hewitt
President and Chief Executive Officer

MATRIX SERVICE COMPANY
5100 East Skelly Drive, Suite 700
Tulsa, Oklahoma 74135

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of the Stockholders of Matrix Service Company, a Delaware corporation, (the "Company" or "Matrix Service"), will be held at Matrix Service's Corporate Headquarters, 5100 East Skelly Drive, Tulsa, Oklahoma, on the 17th day of November 2011, at 10:30 a.m., Central time, for the following purposes:

1. To elect six persons to serve as members of the Board of Directors of the Company until the annual stockholders meeting in 2012 or until their successors have been elected and qualified;
2. To consider and act upon a proposal to ratify the engagement of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2012;
3. To conduct an advisory vote on executive compensation;
4. To conduct an advisory vote on the frequency of holding advisory votes on executive compensation; and
5. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on September 30, 2011 as the record date for the meeting (the "Record Date"), and only holders of record of the Company's common stock at such time are entitled to notice of and to vote at the meeting and any adjournment thereof.

By Order of the Board of Directors

Kevin S. Cavanah
Secretary

October 12, 2011
Tulsa, Oklahoma

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING REGARDLESS OF WHETHER YOU PLAN TO ATTEND. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, WE HOPE YOU WILL TAKE THE TIME TO VOTE YOUR SHARES. THEREFORE PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY. YOU ALSO HAVE THE OPTION OF VOTING YOUR SHARES ON THE INTERNET OR BY TELEPHONE. VOTING INSTRUCTIONS ARE PRINTED ON YOUR PROXY. IF YOU VOTE BY INTERNET OR BY TELEPHONE, YOU DO NOT NEED TO MAIL BACK YOUR PROXY. IF YOU ARE PRESENT AT THE MEETING AND WISH TO DO SO, YOU MAY REVOKE THE PROXY AND VOTE IN PERSON.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on November 17, 2011. Stockholders may view this proxy statement, our form of proxy and our 2011 Annual Report to Stockholders over the Internet by accessing our website at http://www.matrixservice.com.

MATRIX SERVICE COMPANY
5100 East Skelly Drive, Suite 700
Tulsa, Oklahoma 74135

PROXY STATEMENT

TABLE OF CONTENTS

Proxy Statement

MATRIX SERVICE COMPANY
5100 East Skelly Drive, Suite 700
Tulsa, Oklahoma 74135

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 17, 2011

SOLICITATION AND REVOCATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Matrix Service Company ("Matrix Service", the "Company", "we", "our" or "us") for use at the Annual Meeting of Stockholders to be held on November 17, 2011, and at any adjournments thereof for the purposes set forth in the accompanying Notice of 2011 Annual Meeting of Stockholders. The Annual Meeting will be held at 10:30 a.m., Central time, at the Company's Corporate Headquarters, 5100 East Skelly Drive, Tulsa, Oklahoma. This proxy statement and accompanying proxy were first sent on or about October 12, 2011 to stockholders of record on September 30, 2011. The annual report of the Company on Form 10-K for the fiscal year ended June 30, 2011 accompanies this proxy statement.

If the accompanying proxy is properly executed and returned or a stockholder votes his or her proxy by Internet or telephone, the shares represented by the proxy will be voted at the meeting in accordance with the directions noted thereon or, if no direction is indicated, that stockholder's shares will be voted in favor of the proposals described in this proxy statement. In addition, the proxy confers authority on the persons named in the proxy to vote, in their discretion, on any other matters properly presented at the Annual Meeting. The Board of Directors is not currently aware of any other such matters. Any stockholder who has given a proxy, whether by mail, Internet or telephone, has the power to revoke it at any time before it is voted by executing a subsequent proxy and sending it to Kevin S. Cavanah, Secretary, Matrix Service Company, 5100 East Skelly Drive, Suite 700, Tulsa, Oklahoma, 74135, or by a later dated vote by Internet or by telephone. The proxy also may be revoked if the stockholder is present at the meeting and elects to vote in person.

The expenses of this proxy solicitation, including the cost of preparing and mailing this proxy statement and accompanying proxy, will be borne by the Company. Such expenses will also include the charges and expenses of banks, brokerage firms and other custodians, nominees or fiduciaries for forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's common stock. In addition to solicitation by mail, certain directors, officers and regular employees of the Company may solicit proxies in person or by telephone, electronic transmission and facsimile transmission. Any such directors, officers or employees will not be additionally compensated therefore, but may be reimbursed for their out-of-pocket expenses in connection therewith.

CHANGE IN FISCAL YEAR

On July 30, 2009 the Company's Board of Directors approved a change in the Company's fiscal year end from May 31 to June 30, effective July 1, 2009. As a result of the change, the Company had a transition period for the one month ended June 30, 2009. When we refer to any fiscal year prior to 2010 we mean the twelve months ended May 31. When we refer to fiscal 2010 or fiscal 2011, we mean the twelve months ended June 30. We refer to the one month ended June 30, 2009 as the June Transition Period.

STOCKHOLDERS ENTITLED TO VOTE

At the close of business on the record date there were 26,507,042 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), outstanding. Each outstanding share of Common Stock is entitled to one vote upon each of the matters to be voted on at the meeting. There is no cumulative voting with respect to the election of directors. The presence, in person or by proxy, of at least a majority of the outstanding shares of common stock is required for a quorum for the transaction of business.

The affirmative vote of a plurality of the votes cast at the meeting is required for the election of directors. Votes withheld from nominees for directors, abstentions and broker non-votes will be counted for purposes of determining whether a quorum has been reached. Votes will be tabulated by an inspector of election appointed by the Board of Directors of the Company.

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee; votes that are withheld will have no effect on the vote. Abstentions may be specified on all proposals, except the election of directors. Abstentions on Proposal Numbers 2 and 3 will have the effect of a negative vote. Abstentions on Proposal Number 4 will have no effect on the frequency preferred by our stockholders. A "broker non-vote" will have no effect on the outcome of the election of directors, or the other proposal.

If you hold your shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority to vote shares on certain matters (such as the ratification of auditors) when their customers do not provide voting instructions. However, on other matters (such as the election of directors), when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **Please note that an uncontested election of directors is no longer considered a routine matter. This means that brokers may not vote your shares on the election of directors if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

Proxy Statement

PROPOSAL NUMBER 1: Election of Directors

The Company's Certificate of Incorporation and Bylaws provide that the number of directors on the Board shall be fixed from time to time by the Board of Directors but shall not be less than three nor more than 15 persons. The Board has fixed its size at six members. Directors hold office until the next annual meeting of the stockholders of the Company or until their successors have been elected and qualified. Vacancies may be filled by a majority vote of the remaining directors based on the recommendations of the Nominating and Corporate Governance Committee.

In accordance with the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated and recommends that you vote "For" the election of the six nominees identified below who have been nominated to serve as directors until the next annual meeting of stockholders or until their successors are duly elected and qualified. Proxies solicited hereby will be voted "For" all six nominees unless stockholders specify otherwise in their proxies. The six nominees who receive the highest number of affirmative votes of the shares voting shall be elected as directors.

If, at the time of the 2011 Annual Meeting of Stockholders, any of the nominees should be unable or decline to serve, the discretionary authority provided in the proxy may be used to vote for a substitute or substitutes who may be recommended by the Nominating and Corporate Governance Committee and who the Board of Directors may propose to replace such nominee. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Nominated Director Biographies

The nominees for director, and certain additional information with respect to each of them, are as follows:

Michael J. Hall, age 67, was first elected as a director of the Company effective October 1998 and was elected Chairman of the Board in November 2006. Mr. Hall previously served as President and Chief Executive Officer of the Company from March 2005 until his retirement in November 2006. Mr. Hall also served as Vice President, Finance and Chief Financial Officer ("CFO") of the Company from November 1998 until his initial retirement in May 2004. Prior to working for Matrix Service, Mr. Hall was Vice President and Chief Financial Officer for Pexco Holdings, Inc. from 1994 to 1997 and Vice President, Finance and Chief Financial Officer for Worldwide Sports & Recreation, Inc., an affiliate of Pexco Holding, from 1996 to 1997. From 1984 to 1994, Mr. Hall worked for T.D. Williamson, Inc., as Senior Vice President, Chief Financial and Administrative Officer and Director of Operations, Europe, Africa and Middle East Region. Mr. Hall graduated Summa Cum Laude from Boston College with a degree in Accounting and earned his Masters of Business Administration degree with honors from Stanford Graduate School of Business. Mr. Hall is a member of the Board of Directors of Alliance G.P., LLC (the general partner of Alliance Holdings, G.P., L.P.); a member of the Board of Directors of Alliance Resource Management G.P., LLC (the managing general partner of Alliance Resources Partners, L.P.); a former director and Chairman of the Board of Integrated Electrical Services, Inc.; and a former Independent Trustee and Chairman of the Board of Trustees for American Performance Funds.

The specific experience, qualifications, attributes or skills that led to the conclusion Mr. Hall should serve as a Director include his long history of service in senior corporate leadership positions, his significant knowledge of the construction and energy industries, his extensive experience and expertise in complex financial matters gained from his service as Chief Financial Officer of various private and public companies, and his extensive knowledge of our business resulting from his prior service as the Company's CEO and CFO.

John R. Hewitt, age 53, was appointed as President and Chief Executive Officer ("CEO") and as a director of the Company in May 2011. Mr. Hewitt has spent his entire career in the engineering, procurement, and construction industry. Prior to joining Matrix Service, Mr. Hewitt worked for approximately 25 years for various operating businesses of Aker Solutions ASA ("Aker") and its predecessor companies, which provide engineering and construction services, technology products, and integrated solutions to the energy and process industries worldwide. Up until his appointment with the Company, Mr. Hewitt served as vice president of Aker Solutions, where he was responsible for providing executive oversight on major capital projects in the power and liquefied natural gas industries. He also served as President, United States Operations, Aker Solutions E&C US, Inc. from 2007 to 2009 where he was responsible for managing all construction services in North America. Prior to that he served as President, Aker Construction Inc. where he had full profit and loss responsibility for a multi-disciplined direct hire industrial construction business operating throughout North America.

As the current President and CEO of the Company, Mr. Hewitt provides a management representative on the Board of Directors with extensive knowledge of day-to-day operations. As a result, he can facilitate the Board of Directors' access to timely and relevant information and its oversight of management's strategy, planning and performance. In addition, Mr. Hewitt brings to the Board of Directors considerable management and leadership experience, extensive knowledge of the energy industry and our business, and significant experience with mergers and acquisitions.

I. Edgar (Ed) Hendrix, age 67, was first elected as a director of the Company effective October 2000 and served as Chairman of the Board of Directors from March 2005 until November 2006. Mr. Hendrix has served as President of Patriot Energy Resources, LLC since 2005. Mr. Hendrix served as Executive Vice President and Chief Financial Officer of Loudfire, Inc. from 2002 to 2004. Prior to 2002, Mr. Hendrix served as Executive Vice President and Chief Financial Officer of Spectrum Field Services, Inc., and as Vice President-Treasurer for Parker Drilling, a New York Stock Exchange company engaged in worldwide oil and gas drilling and equipment services. He also was a management consultant with Ernst & Young LLP. Mr. Hendrix has an undergraduate degree from Oklahoma Christian University and a Masters of Business Administration degree from the University of Oklahoma. Mr. Hendrix is a former member of the Board of Trustees for American Performance Funds and former Chairman of the Board of Red River Energy, Inc.

The specific experience, qualifications, attributes or skills that led to the conclusion Mr. Hendrix should serve as a Director include his long history of service in senior corporate leadership positions, his significant knowledge of the energy industry, and his extensive experience and expertise in complex financial matters gained from his service as Treasurer of a public company.

Paul K. Lackey, age 68, was first elected as a director of the Company effective October 2000. Mr. Lackey has served as Chairman of the Board of Directors of The NORDAM Group ("NORDAM"), an aircraft component manufacturing and repair firm, since October 2005 and as Chief Executive Officer of NORDAM from April 2002 until January 2009. Prior to joining NORDAM in July 2001, Mr. Lackey was President of the University of Oklahoma (OU) – Tulsa and Senior Vice President of the OU system. Prior to joining OU in August 1999, Mr. Lackey was a key member of former Oklahoma Governor Frank Keating's administration. He was the Governor's Chief of Staff from February 1997 to July 1999. From 1995 to 1997, he served in the Oklahoma Cabinet as Secretary of Health and Human Services. Before his service in state government, Mr. Lackey was President of Flint industries, an oil and gas services and commercial construction firm. He was appointed Chief Financial Officer for Flint in 1977, later became Chief Operating Officer (COO) and, ultimately, President. A graduate of the University of Mississippi with a Bachelor of Science degree in Mathematics, Mr. Lackey earned a Masters of Business Administration degree in Finance from the University of Texas. He also served in the United States Army as an artillery officer. Mr. Lackey is a director of Aaon, Inc., an advisory director of Commerce Bankshares, a director of the Tulsa Chamber of Commerce, a director of the Oklahoma Business Roundtable, and a director of St. John Health Systems.

The specific experience, qualifications, attributes or skills that led to the conclusion Mr. Lackey should serve as a Director include his long history of service in senior corporate leadership positions and his extensive experience in the manufacturing, construction and energy industries, including his experience as both a COO and CFO of a leading commercial construction contractor.

Tom E. Maxwell, age 66, was first elected as a director of the Company effective May 2003. Mr. Maxwell is President and Chief Executive Officer of Flintco, LLC., which is ranked 19th by Engineering News-Record among commercial construction companies in the United States. He has held this position for 24 years. Prior to his election to President and Chief Executive Officer of Flintco, LLC., Mr. Maxwell was the Chief Financial Officer of Flintco for five years. Mr. Maxwell began his career with five years at Deloitte and Touche and was the Chief Financial Officer of a public company, Kinark Corporation, for nine years. Mr. Maxwell earned Undergraduate and Masters Degrees in Accounting at the University of Oklahoma and is a Certified Public Accountant (inactive). Mr. Maxwell is a director of Summit Bank. In addition, Mr. Maxwell serves as a director for the Tulsa Metro Chamber of Commerce and Hillcrest Hospital, and as trustee for the Friends of Fairgrounds Foundation.

The specific experience, qualifications, attributes or skills that led to the conclusion Mr. Maxwell should serve as a Director include his long history of service in senior corporate leadership positions and his extensive experience in the construction and the energy industries, including his experience as both a CEO and CFO of a leading commercial construction contractor.

David J. Tippeconnic, age 71, was elected as a director of the Company effective October 2005. Mr. Tippeconnic has served as Chief Executive Officer of Arrow-Magnolia International, Inc., a manufacturer of industrial cleaning and maintenance chemicals, since January 2005. Mr. Tippeconnic previously served as Chairman of the Board and acting Chief Executive Officer of Cherokee Nation Enterprises, a hospitality business, from September 2002 to November 2004. Prior to joining Cherokee Nation Enterprises, Mr. Tippeconnic served as President and Chief Executive Officer of CITGO Petroleum Corporation from July 1997 to October 2001. Mr. Tippeconnic also previously served as Chief Executive Officer of UNOVEN and as Executive Vice President and director of Phillips Petroleum Company. Mr. Tippeconnic has a Bachelor of Science degree in Chemical Engineering from Oklahoma State University and a Masters of Science degree in Chemical Engineering from the University of Arizona and attended the Advanced Management Program at Harvard University. Mr. Tippeconnic serves as director for Rive Technology, ONEOK, Inc. and previously as a director of Phillips Petroleum Company and Cherokee Nation Businesses.

The specific experience, qualifications, attributes or skills that led to the conclusion Mr. Tippeconnic should serve as a Director include his long history of service in senior corporate leadership positions, his significant knowledge of the energy industry, management of corporate engineering and construction, overseeing and start-up of major petroleum refinery and chemical processing units, and his extensive experience and expertise in complex financial matters gained from his service as Chief Executive Officer of large international energy company.

The Board of Directors recommends that the stockholders vote "For" the election of each of the above named nominees.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors and corporate management use their best efforts to adopt and implement sound corporate governance practices and believe strongly that effective corporate governance practices are an important component of their efforts to focus the entire organization on generating long-term stockholder value through conscientious and ethical operations.

The Board of Directors has adopted and implemented Corporate Governance Guidelines and a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of the Company's directors, officers (including its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Controller and any person performing similar functions) and employees. The Corporate Governance Guidelines and Code of Business Conduct and Ethics are available in the "Investors" section of the Company's website at http://www.matrixservice.com.

Director Independence Guidelines

Pursuant to the applicable rules for companies traded on the NASDAQ Global Market System ("NASDAQ") and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Board of Directors has adopted a set of director independence guidelines. In accordance with these guidelines, each independent director must be determined to have no relationship with the Company which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The guidelines specify criteria by which the independence of the Company's directors will be determined, including strict guidelines for directors and their immediate families with respect to past employment or affiliation with the Company or its independent registered public accounting firm.

The Board of Directors has affirmatively determined that each of Mr. Hall, Mr. Hendrix, Mr. Lackey, Mr. Maxwell and Mr. Tippeconnic are "independent" under the guidelines. Mr. Hewitt is not considered to be independent because of his current employment as President and Chief Executive Officer of the Company. In evaluating Mr. Hall's independence, the Board of Directors considered the fact that, following the November 2010 resignations of Mike Bradley, as President and CEO, and Tom Long, as Vice President, Finance and CFO, Mr. Hall assumed additional oversight responsibilities for the executive management team until Mr. Hewitt's hiring in May 2011 and received additional compensation for his enhanced responsibilities. The Board of Directors concluded that the temporary assumption of enhanced responsibilities and the receipt of additional compensation did not impair Mr. Hall's independent judgment as a member of the Board of Directors.

The full text of the Company's director independence guidelines is included in the Company's Corporate Governance Guidelines, which is available in the "Investors" section of the Company's website at http://www.matrixservice.com.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors has no policy mandating the separation of the offices of Chairman of the Board and Chief Executive Officer. However, as the oversight responsibilities of directors continues to increase, we believe it is beneficial to have an independent chairman whose sole job for the Company is leading the board. We believe the separation of the Chairman and Chief Executive Officer roles provides strong leadership for our board, while positioning our Chief Executive Officer as the leader of the Company in the eyes of our customers, employees and other stakeholders.

If, in the future, the Chief Executive Officer is serving as Chairman of the Board, then the Board of Directors will name a lead director who would, among other specified responsibilities, serve as the leader of the independent directors and facilitate communication between the Chairman/CEO and the other directors.

Our Board of Directors has five independent members and only one non-independent member. A number of our independent board members have served as members of senior management or as directors of other public companies. Our Audit, Compensation and Nominating and Corporate Governance Committees are comprised solely of independent directors, each with a different independent director serving as chair of the committee. We believe that the number of independent, experienced directors that make up our Board of Directors, along with the independent oversight of the board by the non-executive Chairman, benefits our Company and our stockholders.

The Audit Committee and full Board jointly oversee the Company's risk management processes. The Audit Committee receives regular reports from management regarding the Company's assessment of risks. In addition, the Audit Committee and the full Board of Directors focus on the most significant risks facing the Company and the Company's general risk management strategy, and also ensure that risks undertaken by the Company are consistent with the Board of Directors' appetite for risk. While the Board of Directors oversees the Company's risk management, Company management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our board leadership structure supports this approach.

Meetings and Committees of the Board of Directors

The Company's Board of Directors met ten times during fiscal year 2011. The Board has three standing committees – the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the members of each of the committees qualifies as an "independent director" under the NASDAQ listing standards. During fiscal 2011, each director attended a minimum of 75% of the total number of meetings of the Board and of the total number of meetings held by all committees of which he was a member.

The Company's Corporate Governance Guidelines provide that each director is expected to attend the annual meetings of stockholders of the Company. All of the members of the Company's Board of Directors attended the 2010 annual meeting.

Audit Committee

Director	Fiscal 2011 Committee Service
I. Edgar Hendrix, Chairman	Served all of Fiscal 2011
Paul K. Lackey, Member	Served all of Fiscal 2011
Tom. E. Maxwell, Member	Served all of Fiscal 2011
David J. Tippeconnic, Member	Served all of Fiscal 2011

The Audit Committee assists the Board of Directors in monitoring the integrity of the financial statements of the Company, the independent registered public accounting firm's qualifications and independence, the performance of the Company's internal audit function and independent registered public accounting firm and the Company's compliance with legal and regulatory requirements. In carrying out these purposes, the Audit Committee, among other things, appoints, evaluates and approves the compensation of the Company's independent registered public accounting firm, reviews and approves the scope of the annual audit and the audit fee, pre-approves all auditing services and permitted non-audit services, annually considers the qualifications and independence of the independent registered public accounting firm, reviews the results of internal audits, compliance with certain of the Company's written policies and procedures and the adequacy of the Company's system of internal accounting controls, prepares the Audit Committee report for inclusion in the annual proxy statement and annually reviews the Audit Committee charter and the committee's performance. The Audit Committee has also established procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee operates under a written charter. A copy of the Audit Committee Charter is available in the "Investors" section of the Company's website at http://www.matrixservice.com. The Audit Committee held four meetings during fiscal 2011.

Compensation Committee

Director	Fiscal 2011 Committee Service
Paul K. Lackey, Chairman	Served all of Fiscal 2011
I. Edgar Hendrix, Member	Served all of Fiscal 2011
Tom E. Maxwell, Member	Served all of Fiscal 2011
David J. Tippeconnic, Member	Served all of Fiscal 2011

The Compensation Committee's functions include reviewing and approving executive salary, bonus, long-term equity incentive awards, perquisites and other benefits. In addition, the Compensation Committee, in conjunction with the Board of Directors, reviews the Company's strategic and financial plans to determine their relationship to the Company's compensation program. Additional information describing the Compensation Committee's processes and procedures for considering and determining executive compensation, including the role of our Chief Executive Officer and consultants in determining or recommending the amount or form of executive compensation, is included in the Compensation Discussion and Analysis below.

The Compensation Committee operates under a written charter. The Company has made a copy of its Compensation Committee Charter available in the "Investors" section of the Company's website at http://www.matrixservice.com. The Compensation Committee held seven meetings during fiscal 2011. The Compensation Committee has no authority under its charter to delegate some or all of its authority to subcommittees or other persons and it has no current plans to do so.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, the Compensation Committee was composed of I. Edgar Hendrix, Paul K. Lackey, Tom E. Maxwell and David J. Tippeconnic, all of whom are non-employee directors of the Company. During fiscal 2011, none of the Company's executive officers served on the Board of Directors or on the Compensation Committee of any other entity who had an executive officer that served either on the Company's Board of Directors or on its Compensation Committee.

Nominating and Corporate Governance Committee

Director	Fiscal 2011 Committee Service
Tom E. Maxwell, Chairman	Served all of Fiscal 2011
I. Edgar Hendrix, Member	Served all of Fiscal 2011
Paul K. Lackey, Member	Served all of Fiscal 2011
David J. Tippeconnic, Member	Served all of Fiscal 2011

The Nominating and Corporate Governance Committee was established to assist the Board in identifying qualified individuals to become directors of the Company, recommend to the Board qualified director nominees for election by the stockholders or to fill vacancies on the Board, recommend to the Board membership on Board committees, recommend to the Board proposed Corporate Governance Guidelines and report annually to the Board on the status of the CEO succession plan. The Nominating and Corporate Governance Committee operates under a written charter. The Company has made a copy of its Nominating and Corporate Governance Committee Charter available in the "Investors" section of the Company's website at http://www.matrixservice.com. The Nominating and Corporate Governance Committee has the authority under its charter to retain a professional search firm to identify candidates. The Nominating and Corporate Governance Committee held nine meetings during fiscal 2011.

Director Nomination Process

The Nominating and Corporate Governance Committee will consider director candidates submitted to it by other directors, employees and stockholders. In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and to address the director qualifications discussed below.

The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board of Directors and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Committee considers various potential candidates for director. Candidates may come to the attention of the Committee through current directors, senior management, professional search firms, stockholders or other persons.

Once a prospective nominee has been identified, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. The initial determination involves an evaluation of the candidate against the qualifications set forth in the Corporate Governance Guidelines, which require broad experience, wisdom, integrity, the ability to make independent analytical inquiries, an understanding of the Company's business environment and a willingness to devote adequate time to Board duties, including service on no more than four other public company boards.

The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board of Directors believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow it to fulfill its responsibilities. Although the Committee may also consider other aspects of diversity, including geographic, gender, age and ethnic diversity, these factors are not a prerequisite for any prospective nominee. Consequently, while the Committee evaluates the mix of experience and skills of the Board of Directors as a group, the Committee does not monitor the effectiveness of its policies with respect to geographic, gender, age or ethnic diversity.

The Committee also assesses the candidate's qualifications as an "independent director" under the NASDAQ's current director independence standards and the Company's director independence guidelines. If the Committee determines that additional consideration is warranted, it may request a professional search firm to gather additional information about the candidate. The Committee designates, after consultation with the CEO, which candidates are to be interviewed. After completing its evaluation, the Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board and the Board determines the nominees after considering the recommendation of the Committee.

Holders of common stock wishing to recommend a person for consideration as a nominee for election to the Board can do so in accordance with the Company's Bylaws by giving timely written notice to Kevin S. Cavanah, Secretary of Matrix Service Company, at 5100 East Skelly Drive, Suite 700, Tulsa, Oklahoma 74135. The written notice should give each such nominee's name, address, appropriate biographical information, a description of all arrangements or understandings between the stockholder and each such nominee and any other person or persons (naming such person or persons), relating to such nominee's service on the Board of Directors, if elected, as well as any other information that would be required in a proxy statement. Any such recommendation should be accompanied by a written statement from the person recommended, giving his or her consent to be named as a nominee and, if nominated and elected, to serve as a director. The written notice must be delivered to the Secretary of the Company not later than eighty days prior to the date of any annual or special meeting; provided, however, that in the event that the date of such annual or special meeting is not publicly announced by the Company more than ninety days prior to the meeting, notice by the stockholder must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is communicated to the stockholders. The written notice to the Secretary of the Company must also set forth the name and address of the stockholder who intends to make the nomination and a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice.

Executive Sessions

Executive sessions of the non-management directors are held periodically. The sessions are chaired by the independent, non-executive Chairman of the Board. Any non-management director may request that an additional executive session be scheduled. Executive sessions of the independent directors are held at least once each year.

Communications with the Board of Directors

The Board of Directors provides a process by which stockholders and other interested parties may communicate with the Board or any of the directors. Stockholders and other interested parties may send written communications to the Board of Directors or any of the directors at the following address: Board of Directors of Matrix Service Company c/o Matrix Service Company, 5100 East Skelly Drive, Suite 700, Tulsa, Oklahoma 74135. Stockholders and other interested parties may also use the Company's online submission form at the FAQ section of the "Investors" section of the Company's website at http://www.matrixservice.com to contact the Board or any of the directors. All communications will be compiled by the Company's Corporate Secretary and submitted to the Board or the individual director on a periodic basis.

Equity Ownership Guidelines for Directors

Each non-employee director is strongly encouraged to have a significant investment in the Company. Prior to September 2011 each director was required to own, from time to time, either directly or indirectly, an approximate value of $100,000 of Matrix Service Common Stock. For purposes of these guidelines, "indirect ownership" included the pre-tax "in the money" market value of stock options and phantom stock in the director's deferred compensation plan. Non-employee directors had five years from the date of their initial election to the Board to meet this requirement. As of September 1, 2010, all non-employee directors were in compliance with the Equity Ownership Guidelines.

Since Mr. Hewitt is the Chief Executive Officer of the Company, he must comply with the Equity Ownership Guidelines for Executive Officers, which are discussed in this proxy statement under the caption "Equity Ownership Guidelines."

In August 2011, the Company changed its Equity Ownership Guidelines for directors. Under the new guidelines, each non-employee director will be required to own 16,500 shares of our common stock. The following types of equity can be used to satisfy the stock ownership requirements:

(1) shares owned separately by the director or owned either jointly with, or separately by, immediate family members residing in the same household;

(2) shares held in trust for the benefit of the director or his immediate family members;

(3) shares purchased in the open market;

(4) shares purchased through the Company's Employee Stock Purchase Plan;

(5) unvested time-based restricted stock or restricted stock units;

(6) unvested performance or market based restricted stock or restricted stock units for which it is probable that the performance or market based criteria necessary for vesting will occur;

(7) in-the-money vested unexercised stock options; and

(8) any phantom shares held on behalf of a director under the Board's deferred compensation plan.

Existing directors will have five years from the date of adoption of these guidelines to attain this level of ownership. Directors elected after the date of the adoption of the new Equity Ownership Guidelines will have five years from the date of their election to the Board to attain this level of ownership. Even though our directors have until September 2016 to comply with the new Equity Ownership Guidelines, all of the non-employee directors currently satisfy the new requirements.

DIRECTOR COMPENSATION

General

Management directors receive no additional compensation for service on the Board of Directors or any committee thereof. Directors of the Company are reimbursed for out-of-pocket expenses incurred in attending the Board of Directors and committee meetings.

The elements of our non-employee director compensation consist of cash compensation and equity compensation. Our objective with director compensation is to position ourselves to attract and retain individuals with relevant business and leadership backgrounds and experience by providing a competitive package of cash and equity compensation.

Total compensation for the Company's non-employee directors is determined in a manner similar to that for executives, which is described under the caption "Compensation Discussion and Analysis." The Compensation Committee of the Board of Directors (the "Committee") engages a third party compensation consultant to periodically review director compensation and make recommendations. The Committee reviews benchmark data from outside consultants and makes recommendations to the full Board for approval.

Director compensation is generally reviewed on a bi-annual basis. For fiscal 2011, the Committee engaged a third party compensation consultant, Hewitt Associates LLC ("Hewitt Associates"), to conduct a market study of current director compensation. Hewitt Associates obtained benchmark data using published compensation surveys and proxy analysis of selected benchmark companies similar in size, location and industry. The companies included in the survey are consistent with those that we used to benchmark executive compensation and are listed in the Compensation Discussion and Analysis section of this proxy statement.

Based on the consultant's findings and recommendations, the Committee affirmed that total compensation for directors should be approximately $125,000 with approximately 50% in cash and 50% in equity. The objective is to provide both a short-term cash component and a long-term component to total compensation that aligns the interests of directors with those of our stockholders through stock ownership. Therefore, the Committee recommended that the equity component of director compensation should be time-based restricted stock units ("RSU's").

The annual cash retainer is $60,000 plus $5,000 for each of the Committee Chairmen. The additional fee for the Chairman of the Board is 25% of the annual retainer, or $15,000. Cash compensation may be taken in the form of cash payments or may be deferred with interest.

RSU awards for directors are 100% time-based with cliff vesting which occurs on the earlier of the third anniversary of the date of the award or the director's departure from the Board for any reason.

The basis for the fiscal 2011 RSU awards to non-employee directors is detailed below:

- The $65,000 annual value of the award represents approximately 50% of total compensation.
- The actual number of RSU's is determined by dividing the annual value of $65,000 by the 20-day moving average price of the Company's common stock price calculated five days prior to the grant date.

In light of the low prevailing price of our common stock on the dates used to determine the number of RSU's to be awarded and in order to achieve a more sustainable "burn rate" for RSU awards, the Committee approved a reduction in the fiscal 2011 award to 75% of the RSUs that would have otherwise been granted.

The Board of Directors also has a Deferred Fee Plan which allows directors to defer all or a portion of their cash compensation with interest. The effective interest rate for the subsequent calendar year is researched and recommended by the Chief Financial Officer for approval by the Committee at the regularly-scheduled meeting each November. For fiscal 2011, the average interest rate was 5.125%. Non-employee directors are also permitted to invest their cash retainer in Company common stock through the Company's 2011 Employee Stock Purchase Plan ("ESPP"). Investment through the ESPP is limited to $60,000 per calendar year.

Following the November 2010 resignations of Mike Bradley, as President and CEO, and Tom Long, as Vice President, Finance and CFO, Mr. Hall assumed additional oversight responsibilities for the executive management team until Mr. Hewitt's hiring in May 2011 and received additional compensation in fiscal 2011 in recognition of his enhanced responsibilities. This additional compensation consisted of an additional cash retainer of $25,000 per month and an additional equity award of 25,000 RSUs with a grant date fair value of $244,250. Mr. Hall's actual fiscal 2011 compensation is discussed in the Director Compensation table below.

Director Compensation

The compensation earned by each director in fiscal 2011 is summarized in the table below:

Name (1)	Fees Earned or Paid in Cash ($) (2)	Restricted Stock Awards ($) (3)	Stock Option Awards ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
Michael J. Hall	225,000(7)	293,834	—	—	6,648	525,482
I. Edgar Hendrix	65,000	49,584	—	1,799	6,648	123,031
Paul K. Lackey	65,000	49,584	—	2,254	—	116,838
Tom E. Maxwell	65,000	49,584	—	2,059	—	116,643
David J. Tippeconnic	60,000	49,584	—	2,346	6,648	118,578

(1) John R. Hewitt, our current CEO, and Mr. Michael J. Bradley, our previous CEO, are not included in this table since they are either a current or former employee and thus received no compensation for their services as directors. The compensation received by Messrs. Bradley and Hewitt as employees is shown in the Summary Compensation Table for our Named Executive Officers.

(2) Includes retainer fees earned in the fiscal year but paid subsequent to the completion of the fiscal year and fees earned in the fiscal year but deferred under the Deferred Fee Plan for members of the Board of Directors of Matrix Service Company. Mr. Hendrix deferred $44,688 in fees, Mr. Tippeconnic deferred fees totaling $60,000, and Mr. Lackey and Mr. Maxwell deferred fees of $65,000 each. The Deferred Fee Plan is discussed in note (5) below.

(3) The amounts shown represent the grant date fair value for awards granted during the period determined in accordance with the applicable accounting guidance for equity-based awards. For further information on the valuation of these awards see Note 1 to the Consolidated Financial Statements included in our fiscal 2011 Annual Report on Form 10-K. For services provided as a member of the Board of Directors, each non-employee director received an award of 4,800 RSUs with a grant date fair value of $49,584. Mr. Hall received an additional grant of 25,000 RSUs with a grant date fair value of $244,250 that vested upon the appointment of John R. Hewitt as the Company's President and CEO on May 4, 2011. As of June 30, 2011, Mr. Hall, Mr. Hendrix, Mr. Lackey, Mr. Maxwell and Mr. Tippeconnic each had 12,600 unvested RSUs.

(4) There were no stock option awards granted to non-employee directors in fiscal 2011. As of June 30, 2011, Messrs. Hendrix and Tippeconnic had 5,000 stock options outstanding, and Messrs. Lackey and Maxwell had 15,000 stock options outstanding.

(5) A non-employee director may defer all or part of director fees earned into the Deferred Fee Plan for Members of the Board of Directors of Matrix Service Company (the "Deferred Fee Plan"). Under the Deferred Fee Plan, directors are allowed to defer fees and earn interest. The amounts shown represent interest earned under the plan in excess of a market rate. For fiscal 2011, the market rate for the deferrals was 4.3% as compared to the actual average rate paid of 5.125%.

(6) Consists of the portion of premiums we pay related to directors' participation in our health and welfare plans.

(7) Mr. Hall's cash compensation includes the $60,000 retention earned as a member of the Board of Directors, $15,000 for serving as the Chairman of the Board, and $150,000 earned for his expanded role in providing oversight and strategic direction to the Company's executive management team during the period of transition following the November 2010 resignations of Michael J. Bradley, the former President and CEO and Thomas E. Long, the former Vice President and Chief Financial Officer up until the appointment of John R. Hewitt as President and CEO on May 4, 2011.

Previously, directors were also allowed to defer fees in the form of phantom shares. The fees were converted into phantom shares based on the price of our stock on the deferral election date. At June 30, 2010 Mr. Maxwell held 3,847 phantom shares valued at $35,816. During fiscal 2011, 2,282 phantom shares vested and Mr. Maxwell received a payment of $27,795 leaving 1,565 phantom shares valued at $20,940 outstanding at June 30, 2011. At June 30, 2010, Mr. Lackey held 4,565 phantom shares valued at $42,500. All of these shares vested in fiscal 2011 and Mr. Lackey received a cash payment of $55,602.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee of the Board of Directors

The Audit Committee oversees the Company's financial reporting process, including the system of internal controls, on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the associated system of internal controls. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements and internal control over financial reporting in accordance with the Public Company Accounting Oversight Board standards and to issue reports thereon. The Audit Committee monitors these processes. The Audit Committee's role does not provide any special assurance with regard to the Company's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm. As part of its oversight responsibilities, the Audit Committee has:

- reviewed and discussed with the Company's internal auditors and independent registered public accounting firm, with and without management present, their evaluations of the Company's internal accounting controls and the overall quality of the Company's financial reporting;
- reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements as of and for the year ended June 30, 2011;
- discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently amended (AICPA Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3000T; and
- received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

Based on the reviews and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2011 for filing with the Securities and Exchange Commission. The Audit Committee, subject to ratification by the stockholders, has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending June 30, 2012.

The Audit Committee is governed by a written charter. The Board of Directors has determined that the members of the Audit Committee are independent and financially literate as defined by the applicable standards. The Board has also determined that I. Edgar Hendrix qualifies as a financial expert as defined by the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Members of the Audit Committee:

I. Edgar Hendrix, Audit Committee Chairman
Paul K. Lackey, Audit Committee Member
Tom E. Maxwell, Audit Committee Member
David J. Tippeconnic, Audit Committee Member

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing by the Company under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically and expressly incorporates this report by reference into any such filing, and shall not otherwise be deemed filed under such acts.

Fees of Independent Registered Public Accounting Firm

Fees billed for audit services in fiscal 2011 and 2010 include fees associated with the annual audit, the reviews of our quarterly reports on Form 10-Q, the audit of our internal controls, and services performed in connection with other filings with the SEC. Fees billed for other services were related to our planned international expansion.

	Deloitte & Touche LLP	
	Fiscal 2011	Fiscal 2010 (1)
Audit Services	$800,000	$1,022,359
Other Services	19,805	15,700
Total	$819,805	$1,038,059

(1) Includes fees related to the audit of the June Transition Period.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit, audit-related, tax and permissible non-audit services provided by the independent registered public accounting firm on a periodic basis up to a specified dollar amount in order to assure that the provision of such services does not impair the auditor's independence. The Company has also made the Audit Committee's pre-approval policy available in the "Investors" section of the Company's website at http://www.matrixservice.com.

PROPOSAL NUMBER 2:
Ratification of Selection of Independent Registered Public Accounting Firm

Pursuant to the Sarbanes-Oxley Act of 2002, the Audit Committee of the Board of Directors of the Company has been charged with the exclusive power and authority to engage or terminate the independent registered public accounting firm. The Audit Committee of the Board of Directors has engaged the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2012. Deloitte & Touche LLP has served as independent auditors for the Company since January 2006.

A proposal will be presented at the annual meeting asking the stockholders to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee will reconsider the appointment.

The affirmative vote of holders of a majority of the shares of common stock present in person or represented by proxy at the annual meeting is required for the adoption of this proposal. ***The Board of Directors recommends that the stockholders vote "For" ratification of Deloitte & Touche LLP's engagement.***

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement, if he or she desires to do so, and to respond to appropriate questions from those attending the meeting.

EXECUTIVE OFFICER INFORMATION

Executive Officer Biographies

In addition to Mr. Hewitt, the Company's President and Chief Executive Officer, who serves on the Board of Directors and whose biographical information is set forth under the caption, "Nominated Director Biographies," the executive officers of the Company are:

Nancy E. Austin, age 44, has served as Vice President, Human Resources for the Company since January 2006. Mrs. Austin served as Director of Human Resources from September 2000 to January 2006. Prior to joining the Company, Mrs. Austin worked for TV Guide, Samson Resources and Villareal & Associates specializing in human resource management, employee relations, and consulting. Mrs. Austin holds a Bachelor of Science degree in Political Science from Oklahoma State University and is a certified Professional in Human Resources (PHR). She is also a member of the Society for Human Resource Management and World-at-Work.

Kevin S. Cavanah, age 47, has served as Vice President Finance, Chief Financial Officer, and Secretary since December 2010. Mr. Cavanah served as Vice President, Accounting and Financial Reporting for the Company from August 2007 to December 2010 and as Controller from April 2003 to December 2010. Prior to joining the Company, Mr. Cavanah served as an Accounting Manager for Williams Communications from 2001 to 2003 and as an Accounting Manager for The Williams Companies, Inc. from 1998 to 2001. Prior to joining Williams, Mr. Cavanah served as an Audit Manager for Ernst & Young, LLP. Mr. Cavanah has a Bachelor of Science in Business Administration degree in Accounting from the University of Arkansas. He is a Certified Public Accountant (inactive) and is a member of Financial Executives International.

Joseph F. Montalbano, age 62, has served as Vice President and Chief Operating Officer since May 2008. From 2002 to 2008, Mr. Montalbano served as Senior Vice President – Senior Project Director Energy Sector of Black & Veatch, where he was responsible for all construction projects under his direction. Prior to working at Black & Veatch, from 1972 to 2002 Mr. Montalbano served numerous project management roles with a national construction firm serving the energy sector. Mr. Montalbano holds a Bachelor of Science degree in Electrical Engineering and Masters of Science degree in Electrical Engineering from Polytechnic Institute of Brooklyn. He earned a Masters in Business Administration degree from New York Institute of Technology and is registered as a Professional Engineer in multiple states.

Matthew J. Petrizzo, age 49, has served as President, Matrix Service Industrial Contractors, Inc., since June 2008. He previously served as Vice President, Matrix Service Industrial Contractors, Inc. from November 2007 to June 2008. Prior to joining the Company, Mr. Petrizzo served as a Project Director for Washington Group International from 2006 to 2007. Mr. Petrizzo also worked in various capacities for Washington Group International from 2001 to 2006 and for Washington Group legacy companies, Raytheon Engineers and Constructors from 1994 to 2001 and Ebasco Services Inc. from 1984 to 1994. Mr. Petrizzo graduated from Hofstra University with a degree in Electrical Engineering and is a Registered Professional Engineer in the state of New Jersey.

James P. Ryan, age 56, has served as President, Matrix Service Inc. since August 2005. He previously served the Company as Chief Operating Officer from October 2004 to August 2005 and as Vice President of Matrix Service Inc. from October 1999 to October 2004. Prior to joining Matrix Service, Mr. Ryan worked for Gibraltar Construction Company from January 1993 to September 1999 providing construction management services. Previous employers include MW Kellogg, Kiewit Industrial Company and Hoffman Construction Company. Mr. Ryan also previously provided independent consulting services to the power industry. Mr. Ryan graduated from Purdue University with a degree in Civil Engineering in 1979.

Jason W. Turner, age 40, has served as Vice President and Treasurer since May 2010. Mr. Turner served as Director of Finance for Matrix Service Company from March 2006 to May 2010. Prior to joining the Company, Mr. Turner served as Vice President Credit Products Officer for Bank of America. From May 1996 to February 2005, Mr. Turner held various positions with Gemstar-TV Guide including Vice President of Finance for TV Guide Networks. Prior to 1996, Mr. Turner worked for the Federal Reserve Bank and in commercial banking. Mr. Turner has a Bachelor of Science Degree in Finance from Oklahoma State University and an MBA from the University of Tulsa. Mr. Turner is a member of Financial Executives International and the National Investor Relations Institute.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

We are focused on building and maintaining a sustainable business model that consistently delivers superior returns to our stockholders. To be successful, we must attract, retain and motivate key talent to provide the needed leadership capabilities to execute our business strategy. Our compensation philosophy and approach is designed to support these overarching objectives.

Our basic compensation philosophy is to provide the opportunity for outstanding compensation when superior performance is demonstrated. This pay-for-performance philosophy is reflected in each aspect of the compensation package for executive officers and management team members. All components of compensation for executive officers and key management are reviewed periodically to ensure consistency with our compensation philosophy and to verify that the overall level of compensation is competitive. We use the following basic principles in the design and administration of our executive compensation program:

- Competitiveness – Our compensation programs are designed to ensure we can attract, motivate and retain the talent needed to lead and grow the business. Targets for base salary, short-term and long-term compensation are generally based on median (50th percentile) market levels.
- Support Business Objectives, Strategy and Values – Ultimately our compensation program is designed to drive the achievement of annual business objectives, support the creation of long-term value for our stockholders, and promote and encourage behavior consistent with our core values and guiding principles.
- Pay for Performance – While we establish target pay levels at or near the median or 50th percentile market levels for target level performance, our plans provide the opportunity for significantly greater rewards for outstanding performance. At the same time, performance that does not meet expectations is not rewarded.
- Individual Performance – In addition to company-wide, business unit and operating unit measures, our programs emphasize individual performance and the achievement of personal objectives.
- Integrated Approach – We look at compensation in total and strive to achieve an appropriate balance of immediate, annual and long-term compensation components, with the ultimate goal of aligning executive compensation with the creation of long-term stockholder value.

Our executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"). The role of the Committee is to provide oversight and direction to ensure the establishment of executive compensation programs that are competitive in nature, enable us to attract top talent, and align the interests of our executive officers and our stockholders.

The Committee is supported by our Vice President, Human Resources, and other executive officers as needed or requested, in the design, review and administration of our executive compensation programs. The Committee engages a third party compensation consulting firm to evaluate Board and executive officer compensation, benchmark Company practices compared to other companies and provide associated recommendations.

For fiscal 2011, the Committee engaged Hewitt Associates LLC ("Hewitt Associates") to evaluate the mix of targeted compensation and the other types of programs that we offer. Hewitt Associates was engaged exclusively by the Committee and does not provide other services to the Company or senior management. The Committee sought to evaluate the competitiveness of the compensation package offered to our executives in both form and structure. Hewitt Associates' executive compensation practices analysis included a review of proxy information for the following companies:

Astec Industries Inc.
Columbus McKinnon Corp.
Dresser-Rand Group Inc.
Dycom Industries Inc.
Englobal Corporation
Furmanite Corporation
Gardner Denver Inc.
Granite Construction
Insituform Technologies Inc.
Integrated Electrical Services
Layne Christensen Co.
Mastec Inc.
MYR Group Inc.
Primoris Services Corporation
Quanta Services, Inc.
Sterling Construction Co. Inc.
Team Inc
Tetra Tech Inc.
Titan International Inc.
VSE Corporation
Willbros Group, Inc.

Hewitt Associates concluded that overall our executive compensation was competitive with the market.

If and when compensation adjustments are required, the CEO considers all relevant information and provides recommendations to the Committee regarding compensation for review, discussion and approval for all executive officers with the exception of himself. The Committee establishes CEO compensation. The Committee reviews the performance and approves the compensation of the executive officers based on the CEO's recommendations, and then reviews the performance and establishes appropriate compensation for the CEO in executive session without management present.

In implementing our compensation philosophy, the Committee also compares our CEO's total compensation to the total compensation of the other executive officers included in the Summary Compensation Table of this proxy statement (collectively, the "Named Executive Officers") over time. However, the Committee has not established a targeted level of difference between the total compensation of the CEO and the median total compensation level for the next lower tier of management. The Committee also considers internal pay equity among the other Named Executive Officers, and in relation to the next lower tier of management, in order to maintain compensation levels that are consistent with the individual contributions and responsibilities of those executive officers.

The Committee typically reviews base salaries for executive officers at its regularly-scheduled meeting in August or September. At this meeting, the Committee also reviews and approves incentive payments for the previous fiscal year and establishes incentive targets for the new fiscal year under the short-term incentive plan. Long-term incentive awards are approved by the Committee at a meeting immediately following the annual stockholders meeting each November or December. The Committee may also approve base pay, short-term incentive and long-term equity incentive grants for executive officers during the year for promotions or new hires.

Key Elements of Executive Compensation

The primary elements of our executive compensation program include:

- Base Pay;
- Annual/Short-Term Cash Incentive Compensation;
- Long-Term Incentive Equity Compensation;
- Other Benefits; and
- Change of Control Agreements.

Base Pay

Base pay is the foundation of our executive compensation package. Our practice in establishing executive base pay, and that for other managers and employees, is to determine the market median or "50th percentile" among comparable companies. This data is obtained through our third party compensation consultant. Base pay is then established to reflect the Named

Executive Officer's responsibilities, role in the organization, level and type of work experience, and individual job performance. We expect to engage a compensation consultant to review and benchmark competitive market pay data on no less than a bi-annual basis.

We utilize a market-based job evaluation system to establish and ensure equitable, competitive pay levels throughout the organization. Salary grades and ranges are established by evaluating positions based on the external market data and internal equity. All of our employees, including the Named Executive Officers, are assigned to a salary grade. Broad ranges of salary are associated with each grade.

Base pay and salary grade also play a factor in determining other short- and long-term incentive compensation awards. Short-term incentive awards are a percentage of base salary and long-term incentives are based on a Named Executive Officer's salary grade.

The base salary of our former President and Chief Executive Officer, Michael J. Bradley, was increased to $670,000 effective June 1, 2008. Based on market uncertainty, difficult economic conditions and compensation data from Hewitt Associates, the Committee made no adjustments to Mr. Bradley's base pay in June 2009 for fiscal 2010 or in September 2010 for fiscal 2011. Mr. Bradley resigned his position as President and Chief Executive Officer of the Company and as a member of our Board of Directors effective November 19, 2011.

Base pay compensation for our other Named Executive Officers (Joseph F. Montalbano, Thomas E. Long, Kevin S. Cavanah, James P. Ryan and Matthew J. Petrizzo) is administered in line with our established compensation philosophy discussed above. Based on market uncertainty and economic conditions at the inception of fiscal 2011, Mr. Bradley recommended no base pay adjustments for Mr. Montalbano, Mr. Long, Mr. Cavanah or Mr. Ryan. Mr. Bradley recommended that Mr. Petrizzo receive a base pay increase of 6.23% to $281,500 effective November 1, 2010 based on his outstanding performance and on peer group data, which showed that Mr. Petrizzo's base salary was below the median for his position. The Committee approved Mr. Bradley's recommendations.

Our Board of Directors appointed John R. Hewitt as President and Chief Executive Officer of the Company effective May 4, 2011. In connection with his employment, Mr. Hewitt's annual base salary was set at $500,000.

In addition to his base salary, Mr. Hewitt received a hiring bonus of $50,000 and a grant of 40,000 RSUs with a grant date fair value of $516,000. In the event Mr. Hewitt voluntarily resigns prior to the completion of 12 months of consecutive service, he will be required to repay the hiring bonus in full. Restrictions on the initial grant of 40,000 restricted stock units will lapse in five equal annual installments on the anniversary of his start date. In addition, Mr. Hewitt will be eligible for a bonus calculated at 75% of his annual base salary if we achieve certain designated performance measures at the target level, 50% of his annual base salary if we achieve the performance measures at the threshold level and 100% of his annual base salary if we achieve these performance measures at the maximum level. Mr. Hewitt's bonus was prorated in fiscal 2011 based on three months of service. The Company also paid certain relocation costs associated with Mr. Hewitt's move to our corporate headquarters in Tulsa, Oklahoma. The relocation expenses paid in fiscal 2011 by the Company for Mr. Hewitt's move were $50,309. The compensation package consisting of base salary, hiring bonus, annual bonus eligibility, RSU award and reimbursement of relocation expenses was designed to be competitive with the compensation packages offered to high caliber CEOs in our industry and sufficient to induce Mr. Hewitt to accept the position in light of the compensation package provided by his previous employer.

Effective November 30, 2010, Thomas Long resigned his position as Chief Financial Officer. Subsequently, Kevin Cavanah was promoted to the position of Chief Financial Officer effective December 6, 2010. Mr. Cavanah served the Company as Vice President, Accounting and Financial Reporting since August 2007 and as Controller since April 2003. In connection with his promotion, Mr. Cavanah received a base pay increase to an annual salary of $235,000 and an award of 23,000 RSUs.

Annual/Short-Term Incentive Compensation

Our annual/short-term incentive compensation plan is designed to offer the opportunity for substantial cash incentive awards for delivering outstanding performance. Rewards under our short-term incentive compensation plan are based on overall company, business unit and individual performance, as compared to pre-established objectives that are tied to enhancement of stockholder value. Our short-term incentive compensation objectives are designed to:

- support and drive performance toward achieving our strategic objectives;
- emphasize overall company, business unit and individual performance in the structuring of reward opportunities;

- motivate and reward superior performance; and
- provide incentive compensation opportunities that are competitive with the industry.

For fiscal year 2011, our annual/short-term incentive targets were established for all of our Named Executive Officers as follows:

- Short-term incentive compensation was based on three primary factors:
  - financial performance,
  - safety performance and
  - business/personal objectives.
- The base calculation of incentives is tied to objective measures for financial performance, safety performance, and personal objectives. Incentives for executive officers below the CEO are recommended by the CEO and reviewed and approved by the Committee, which is free to reject or revise the CEO's recommendations. Incentive Compensation payments to the CEO are determined solely by the Committee in executive session, without management present.
- In July 2010, for the fiscal 2011 plan, management recommended and the Committee approved, the continued use of a hurdle rate based on return on sales. At the beginning of each fiscal year, a hurdle rate is established based on a minimum level of pre-incentive operating income that must be earned before any incentives are paid. Once the hurdle rate is earned, the incentive pool will be funded with 25% of each dollar earned above the hurdle rate. The size of the incentive pool may not exceed an amount equal to the maximum incentive which may be paid under the plan for all participants, based on a percentage of each participant's salary. If the hurdle rate is not achieved, no incentive payments are made, with the exception of incentive payments related to our safety performance, which are funded irrespective of our achievement of the hurdle rate.
- For fiscal 2011 financial performance, a consolidated annual income goal was established by the Committee at the July 2010 board meeting.
- Financial incentives for Mr. Bradley, Mr. Montalbano, and Mr. Long, and subsequently Mr. Hewitt and Mr. Cavanah, were tied to our fully diluted earnings per share, or "EPS". Financial incentives for Mr. Ryan and Mr. Petrizzo were tied both to our EPS and their respective operating company pre-tax, pre-interest, post-incentive income ("Pre-Tax Income").
- Once all targets were established for the Company, "Threshold" and "Maximum" levels of performance were defined. Threshold was defined as 80.0% of Target and Maximum was defined as 120.0% of Target. No incentives are paid for performance below the Threshold level.
- Safety performance targets were established based on total recordable incident rate, or "TRIR." The TRIR levels established for fiscal 2011 were 1.20 for Threshold payout, 0.95 for Target payout and 0.70 for Maximum payout. Incentives for Mr. Bradley, Mr. Montalbano, and Mr. Long, and subsequently Mr. Hewitt and Mr. Cavanah, were tied to our consolidated safety performance. Incentives for Mr. Ryan and Mr. Petrizzo were tied to the safety performance of their respective operating companies. Additional safety criteria, including the implementation of a behavioral-based safety program, continuation of safety audits, and safety accountability were also evaluated.
- Discretionary awards outside of the annual/short-term incentive compensation plan may be recommended by the CEO and approved by the Committee in the event there are special circumstances or achievements that need to be recognized.
- Our actual performance in relation to established measures was presented to, and evaluated by, the Committee at the September 2011 board meeting.

Performance measures established shortly after the beginning of the fiscal year do not include the impact of any acquisitions, positive or negative, completed within the fiscal year. However, it is anticipated that the Committee would evaluate any acquisitions which may be completed during the fiscal year on a case-by-case basis to determine their impact on the plan and adjust performance measures appropriately.

Short-term incentive compensation payable to the Named Executive Officers for fiscal 2011 was based on the attainment of the following objectives:

Safety:

- Achieve TRIR of 0.95 Target; 1.20 Threshold; 0.70 Maximum
- Progress toward building consistency and strengthening the safety culture

Financial:

- Achieve fully-diluted EPS of $0.75 Target; $0.60 Threshold; $0.90 Maximum

Business/Personal Objectives:

- All Named Executive Officers were evaluated in light of their individual performance and contribution toward the achievement of Company objectives.

The Committee evaluated actual results in each category against the expected levels of performance:

Safety: In fiscal 2011, we achieved a TRIR of 0.75 and made significant enhancements to our behavioral-based safety programs and our overall safety culture.

Financial: Our fiscal 2011 fully diluted EPS was $0.71.

Business/Personal Objectives were evaluated on an individual basis for each Named Executive Officer.

Mr. Hewitt was eligible to participate in the fiscal 2011 plan on a pro-rata basis from his hire date of May 4, 2011 and was given credit for one full quarter of employment when calculating the pro-rata incentive award. The fiscal 2011 bonus approved for Mr. Hewitt by the Committee was $56,001.

The Committee approved an incentive payment to Mr. Montalbano of $175,346, which represents a Target level incentive, or 50% of his fiscal 2011 annual base compensation. The Committee approved an incentive payment to Mr. Cavanah of $100,250, which was calculated based on his service as Vice President, Accounting and Financial Reporting until December 5, 2010 and as CFO thereafter, and represents an incentive just below Target level, or 46.9% of his fiscal 2011 annual base compensation. Incentive payments to Mr. Montalbano and Mr. Cavanah were based on their outstanding individual performance and their leadership during the period in which the President/CEO position was vacant.

The Committee approved an incentive payment for Mr. Petrizzo of $109,167, which represents 38.8% of his fiscal 2011 annual base compensation. The Committee approved an incentive payment for Mr. Ryan of $98,156, which represents a 32.4% of his annual base compensation. Incentive payments to Mr. Petrizzo and Mr. Ryan were based on outstanding individual performance and their leadership during the period in which the President/CEO was vacant and by the strong performance of their respective operating companies.

The Annual/Short-Term Incentive Compensation Plan is reviewed and evaluated periodically to ensure that it meets our objectives and may be modified, discontinued or replaced based on our changing objectives and requirements.

Long-Term Incentive Compensation

The purpose for providing long-term incentive compensation to executive officers is to tie executive rewards directly to the enhancement of long-term stockholder value. Offering the opportunity for executive officers and other key members of managment to earn an ownership position in the Company enables us to remain competitive and attract, retain and motivate top executive and management talent. We believe equity ownership helps to create and maintain a long-term perspective among executive officers and provides a direct link to our long-term growth and profitability.

The Committee believes that the use of RSU's is the most appropriate form of equity to achieve our stated objectives, as it is a full value award that strongly and directly links management and stockholder interests. As a full value award, RSU's are less dilutive to stockholders, since we are able to issue fewer shares in order to attain the desired level of equity compensation for our executive officers and managers. RSU awards are granted on an annual basis and generally contain both a performance- and a time-based element. Performance criteria link the equity reward to our strategic objectives and stockholder value. Time-based shares promote executive officer/management retention. Specific, individual grants vary by level/role in the organization. The amount of each award corresponds to the respective salary grade for each executive officer and manager.

Grants made during fiscal 2011 are shown in the Grants of Plan-Based Awards table. Long-term equity awards are granted on an annual basis each November or December at the Committee meeting following the Company's annual stockholders meeting.

The basis for the December 2010 Restricted Stock Unit award to executive officers is detailed below:

- In August 2010, the Committee engaged Hewitt Associates to evaluate long-term incentive target award values for the Company's senior executives.
- Previous RSU awards for the Named Executive Officers were 50% time-based RSU's and 50% performance-based RSU's (25% of the total based on diluted EPS target and 25% of the total based on a total shareholder return, or TSR target).
- After extensive discussion, the Committee determined that even though the Company's compensation philosophy is to include a performance component in the long-term award, retention of the Named Executive Officers was the paramount concern with respect to the December 2010 award for the following reasons:
    - In light of the resignations of Mr. Bradley and Mr. Long, retention of key management talent through the period of leadership transition was the driving factor behind the December 2010 RSU grant, and
    - The Company did not meet the targets under the performance criteria established for the 2008 and 2009 performance based awards, resulting in a significant adverse impact to total compensation and leadership retention.
- Therefore, for the December 2010 RSU award grant, management proposed and the Committee approved a change in the type of awards granted to Named Executive Officers.
    - For each of the Named Executive Officers, the December 2010 RSU award was 100% time based, with vesting to occur in equal increments over a period of five years.
- For the December 2010 RSU award, we initially followed our standard plan formula for determining the number of RSU's to award to each Named Executive Officer, but because of the low prevailing stock price, the number of RSU's awarded would have resulted in using more than half of the number of shares approved by stockholders at the 2009 Annual Meeting in one annual grant. In order to achieve a more sustainable "burn rate" for RSU awards, management proposed, and the Committee approved, a reduction in the award to each individual in grades 26 to 28 to 60% of the number of RSU's that would otherwise have been awarded under the plan and a reduction in the award to each individual in grades 29 and above and for Directors to 75% of the number of RSU's that would otherwise have been awarded under the plan.
- Due to the resignations of Mr. Bradley and Mr. Long effective November 19, 2010 and November 30, 2010 respectively, neither received a December 2010 RSU award.

Equity compensation is reviewed and evaluated periodically to ensure that it meets our objectives and may be modified, discontinued or replaced based on the changing objectives and requirements of the Company.

Perquisites and Other Benefits

Our executive officers do not receive significant compensation in the form of perquisites or supplemental benefits. In general, our executive officers are eligible to participate in the same retirement and health and welfare plans as all of our other eligible employees. We offer the following benefits to executive officers:

Retirement Benefits – We sponsor a 401(k) Savings Plan which allows executive officers, and other employees, to contribute up to 25% of their salary (up to the annual IRS maximum). The Company's Safe Harbor Matching Contribution is a 100% matching contribution on salary deferrals up to the first 3% of compensation and 50% on the next 2% of salary deferrals. All matching contributions are 100% vested. Executive officers participate and receive benefits under the plan in the same manner as all other eligible participants. We do not sponsor or maintain any other pension, deferred compensation or other supplemental retirement plans for executive officers.

Life Insurance – In addition to the group term life policy offered to all eligible employees, we provide additional life insurance to our executive officers, at no cost to the officer.

CEO – The Company provides a $500,000 term life insurance policy for the CEO.

Executive Officers and Managers – We provide an additional corporate term life insurance policy for all executive officers at the levels outlined below:

CEO, COO and CFO – $600,000
Other Executive Officers – $400,000

In addition to the company-provided life insurance policies described above, all executive officers, along with other eligible employees and managers, have the option to purchase supplemental life insurance for themselves, their spouses and dependents.

Change of Control/Severance Agreements

We have entered into Change of Control/Severance Agreements with each of the Named Executive Officers. These agreements are designed to promote stability, continuity and focus for key members of leadership during periods of uncertainty that may be created by change of control situations. Additionally, the use of such agreements is a competitive practice that enhances our ability to attract and retain leadership talent. For further details regarding our Change of Control/ Severance Agreements, see the discussion under the caption "Potential Payments Upon Termination or Change of Control."

Clawback Policy

Consistent with the principles of responsible oversight, the Company's Board of Directors has adopted a clawback policy, and the Company's RSU award agreements also include a clawback provision. The clawback policy provides that, to the extent permitted by law, if the Board of Directors, with the recommendation of the Committee, determines that:

- any bonus, equity award, equity equivalent award or other incentive compensation has been awarded or received by an executive officer, and such compensation was based on the achievement of any financial results that were subsequently the subject of any material restatement of our financial statements filed with the SEC;
- the executive officer engaged in grossly negligent or intentional misconduct that caused or substantially caused the material restatement; and
- the amount of the compensation would have been less had the financial statements been correct,

we will seek to recover from the executive officer such compensation, in whole or in part, as we deem appropriate under the circumstances. The Board of Directors has sole discretion in determining whether an officer's conduct has or has not met any particular standard of conduct under law or Company policy.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law on July 21, 2010, the SEC was directed to issue rules requiring the national securities exchanges to amend their listing standards to require listed companies to adopt mandatory clawback policies. The Company anticipates that it will modify its clawback policy to conform to the requirements of any such rules or listing requirements upon their adoption.

Equity Ownership Guidelines

The Board of Directors believes that our executive officers should demonstrate their commitment to, and belief in, the Company's long-term profitability. Stock ownership more closely aligns our executive officers' interests and actions with the interests of the Company's stockholders. Accordingly, each officer is expected to maintain a significant investment in the Company through the ownership of our common stock. We recently updated our stock ownership guidelines. See the discussion under the caption "Equity Ownership Guidelines" for a description of the new guidelines.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

Paul K. Lackey, Compensation Committee Chairman
I. Edgar Hendrix, Compensation Committee Member
Tom E. Maxwell, Compensation Committee Member
David J. Tippeconnic, Compensation Committee Member

EXECUTIVE OFFICER COMPENSATION

The following tables set forth certain information regarding compensation of the Chief Executive Officer, the Chief Financial Officer and each of the Company's three other most highly compensated executive officers who were serving as executive officers at the end of fiscal 2011, based on total compensation earned during fiscal 2011, for services in all capacities to the Company and its subsidiaries. Compensation information for the Company's former Chief Executive Officer and former Chief Financial Officer are also provided. Each of the executive officers listed below are referred to collectively as the Named Executive Officers ("NEOs").

Summary Compensation Table

In fiscal 2011, the Company experienced the following personnel changes regarding our NEOs:

- On November 5, 2010, the Company's Chief Executive Officer Michael J. Bradley, resigned effective November 19, 2010.
- On November 5, 2010, the Company's Chief Financial Officer, Thomas E. Long, resigned effective November 30, 2011.
- On December 6, 2010, Kevin S. Cavanah was promoted to serve as Chief Financial Officer. Mr. Cavanah had previously served as Vice President, Accounting and Financial Reporting.
- On March 31, 2011, the Company announced that John R. Hewitt had accepted the position as President and Chief Executive Officer. Mr. Hewitt began his employment on May 4, 2011.

The following table sets forth information with respect to total compensation in fiscal 2011, 2010, 2009 and the June Transition Period for the NEOs:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John R. Hewitt	2011	63,462	50,000(3)	516,000	—	56,001	—	50,367(4)	735,830
Chief Executive Officer									
Michael J. Bradley	2011	305,043	—	—	—	—	—	9,586(5)	314,629
Former Chief Executive Officer	2010	649,384	—	556,600	—	—	—	28,283(5)	1,234,267
	June 2009	55,833	—	—	—	—	—	1,743(5)	57,576
	2009	670,000	—	701,500	—	335,000	—	36,349(5)	1,742,849
Joseph F. Montalbano	2011	350,000	—	330,560	—	175,346	—	13,809(5)	869,715
Chief Operating Officer	2010	343,269	—	280,800	—	175,000	—	25,717(5)	824,786
	June 2009	29,167	—	—	—	—	—	2,408(5)	31,575
	2009	350,000	—	—	—	175,000	—	246,308(6)	771,308
Kevin S. Cavanah	2011	213,896	—	245,410	—	100,250	—	9,587(5)	569,143
Chief Financial Officer									
Thomas E. Long	2011	150,433	—	—	—	—	—	714,612(7)	865,045
Former Chief Financial Officer	2010	294,231	—	245,360	—	—	—	116,102(8)	655,693
	June 2009	25,000	—	—	—	—	—	2,111(5)	27,111
	2009	300,000	—	233,450	—	75,000	—	123,325(9)	731,775
Matthew J. Petrizzo	2011	275,788	—	258,250	—	109,167	—	10,915(5)	654,120
President	2010	256,846	—	216,280	—	—	—	23,035(5)	496,161
Matrix Service Industrial	June 2009	22,083	—	—	—	—	—	1,985(5)	24,068
Contractors Inc.	2009	265,000	—	197,800	—	113,103	—	23,485(5)	599,388
James P. Ryan	2011	303,300	—	227,260	—	98,156	—	11,907(5)	640,623
President	2010	293,968	—	198,560	—	—	—	22,920(5)	515,448
Matrix Service Inc.	June 2009	25,275	—	—	—	—	—	2,103(5)	27,378
	2009	303,300	—	216,200	—	75,825	—	26,184(5)	621,509

(1) The amounts shown represent the grant date fair value for awards granted during the period determined in accordance with the applicable accounting guidance for equity-based awards. A portion of the awards that were granted in fiscal 2010 and 2009 are subject to certain performance or market conditions and the grant date fair value is based upon the probable outcome of those conditions. All fiscal 2011 awards are time based with a fixed payout. The following table provides the value of the fiscal 2010 and fiscal 2009 awards at the grant date assuming the highest level of performance conditions are achieved for each period presented:

	Fiscal 2010 ($)	Fiscal 2009 ($)
Michael J. Bradley	656,800	1,052,250
Joseph F. Montalbano	329,760	—
Thomas E. Long	286,160	350,175
Matthew J. Petrizzo	253,000	296,700
James P. Ryan	231,200	324,300

For further information on the valuation of these awards see Note 1 to the Consolidated Financial Statements included in our fiscal 2011 Annual Report on Form 10-K.

(2) Represents amounts payable to Named Executive Officers under the annual/short-term incentive compensation plan for the applicable fiscal year performance. The amounts payable to Mr. Montalbano in fiscal 2010 and fiscal 2009 were guaranteed upon his hire in fiscal 2008. The Company agreed to credit Mr. Hewitt with three months of service for the purpose of determining the prorated amount earned under the short-term incentive compensation plan in fiscal 2011 upon his hire on May 4, 2011.

(3) Amount shown represents a sign-on bonus paid to Mr. Hewitt upon initial employment with us.

(4) Represents amount paid by us on behalf of Mr. Hewitt for life and disability insurance as well as moving expenses totaling $50,309.

(5) Represents amounts paid by us on behalf of the Named Executive Officer for life insurance and disability premiums and matching contributions to the Named Executive Officer's account in our qualified 401(k) plan.

(6) Represents amounts paid by us on behalf of Mr. Montalbano in fiscal 2009 for life insurance and disability premiums and matching contributions to Mr. Montalbano's account in our qualified 401(k) plan, the value associated with the use of a Company leased automobile, and $223,639 in moving expenses for Mr. Montalbano's relocation to Tulsa, Oklahoma.

(7) Represents amounts paid by us relating to Mr. Long's residence that he owned prior to his employment with the Company. As a condition of his employment, the Company agreed to reimburse Mr. Long for any loss that he might suffer up to a predetermined amount. On November 1, 2010, Mr. Long's residence was sold at a loss. As a result, the Company was required to reimburse Mr. Long $677,433. The remainder of Mr. Long's other compensation relates to Company paid up-keep on Mr. Long's former home as well as life insurance and disability premiums and 401(k) matching contributions.

(8) Represents amounts paid by us on behalf of Mr. Long in fiscal 2010 for life insurance and disability premiums and 401(k) matching contributions, and $92,955 in moving expenses for Mr. Long's relocation to Tulsa, Oklahoma.

(9) Represents amounts paid by us on behalf of Mr. Long in fiscal 2009 for life insurance and disability premiums and 401(k) matching contributions, and $103,483 in moving expenses for Mr. Long's relocation to Tulsa, Oklahoma.

Grants of Plan-Based Awards During Fiscal 2011

The following table sets forth information with respect to grants of plan-based awards in fiscal 2011 to the Named Executive Officers:

Name	Approval Date	Grant Date	Estimated Possible Payouts under Non-equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts under Equity Incentive Plan Awards (2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($) (3)
John R. Hewitt	3/22/11		62,500	93,750	125,000	—	—	—	—	—
	3/22/11	5/04/11	—	—	—	—	40,000	—	—	516,000
Michael J. Bradley	9/01/10		335,000	502,500	670,000	—	—	—	—	—
Joseph F. Montalbano	9/01/10		87,500	175,000	262,500	—	—	—	—	—
	12/02/10	12/02/10	—	—	—	—	32,000	—	—	330,560
Kevin S. Cavanah	9/01/10		37,855(4)	75,710(4)	113,565(4)	—	—	—	—	—
	12/02/10		12,189(4)	24,378(4)	36,566(4)	—	—	—	—	—
	12/02/10	12/6/10	—	—	—	—	23,000	—	—	245,410
Thomas E. Long	9/01/10		75,000	150,000	225,000	—	—	—	—	—
Matthew J. Petrizzo	09/01/10		66,250	132,500	198,750	—	—	—	—	—
	12/02/10	12/02/10	—	—	—	—	25,000	—	—	258,250
James P. Ryan	9/01/10		75,825	151,650	227,475	—	—	—	—	—
	12/02/10	12/02/10	—	—	—	—	22,000	—	—	227,260

(1) The amounts shown are the targeted cash incentive compensation award potential for each Named Executive Officer under our annual/short-term incentive compensation plan described in the Compensation Discussion and Analysis. Mr. Bradley and Mr. Long resigned from the Company prior to the payments of the fiscal 2011 cash incentive compensation; therefore, their actual payouts were zero. The Company agreed to credit Mr. Hewitt with three months of service for the purpose of determining the prorated amount earned under the short-term incentive compensation plan in fiscal 2011 upon his hire on May 4, 2011; therefore, the threshold, target and maximum payouts are based on one-fourth of his annual salary. Actual payouts to the Named Executive Officers for the applicable fiscal year are reported in the Summary Compensation Table as "Non-equity incentive plan compensation".

(2) Amounts shown are the number of shares of restricted stock unit awards granted to the Named Executive Officers in fiscal 2011. All awards granted in fiscal 2011 are time based awards that vest in five equal annual installments beginning one year after the grant date; therefore, the amounts shown have no threshold or maximum payout.

(3) Amounts shown are calculated based upon the number of restricted stock units awarded multiplied by the closing stock price on the date of grant.

(4) Mr. Cavanah was promoted from Vice President, Accounting and Financial Reporting to Chief Financial Officer on December 6, 2010. The amounts presented for the award approved on September 1, 2010 were his potential annual payouts based on his salary and bonus targets as Vice President, Accounting and Financial Reporting. The amounts presented for the award approved on December 2, 2010 represent the incremental bonus opportunity that occurred as a result of his promotion to Chief Financial Officer. His actual bonus was prorated based on his service in each position held and is reported on the Summary Compensation Table as "Non-equity incentive plan compensation".

Outstanding Equity Awards at Fiscal Year-End for 2011

The following table sets forth certain information with respect to outstanding equity awards held by the Named Executive Officers as of June 30, 2011:

	Option Awards (1)			Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights that have not Vested ($)
John R. Hewitt	—	—	—	40,000	535,200	—	—
Michael J. Bradley	—	—	—	—	—	—	—
Joseph P. Montalbano	—	—	—	55,893	747,848	12,000	160,560
Kevin S. Cavanah	10,000	12.20	10/21/2013	31,080	415,850	4,750	63,555
	3,000	4.60	10/26/2014				
	8,000	5.49	8/17/2015				
	4,000	8.93	10/21/2015				
Thomas E. Long	—	—	—	—	—	—	—
Matthew P. Petrizzo	—	—	—	40,500	541,890	26,200	350,556
James P. Ryan	5,000	12.20	10/21/2013	33,730	451,307	26,800	358,584
	24,700	4.60	10/26/2014				
	7,500	8.93	10/21/2015				

(1) All options were granted with 10 year terms and all are exercisable at June 30, 2011.

Proxy Statement

The stock awards vest according to the following schedule:

Name	Number of Shares or Units of Stock that have not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested	
	Shares	Vest Date	Shares	Vest Date
John R. Hewitt	8,000	05/04/2012		
	8,000	05/04/2013		
	8,000	05/04/2014		
	8,000	05/04/2015		
	8,000	05/04/2016		
Joseph F. Montalbano	2,400	10/23/2011	12,000(2)	10/23/2012
	6,400	12/02/2011		
	4,147	05/19/2012		
	6,000	08/14/2012		
	2,400	10/23/2012		
	6,400	12/02/2012		
	4,146	05/19/2013		
	2,400	10/23/2013		
	6,400	12/02/2013		
	2,400	10/23/2014		
	6,400	12/02/2014		
	6,400	12/02/2015		
Kevin S. Cavanah	500	10/21/2011		
	280	10/22/2011	2,500(1)	10/21/2011
	670	10/23/2011	2,250(2)	10/23/2012
	4,600	12/06/2011		
	4,000	08/14/2012		
	500	10/21/2012		
	280	10/22/2012		
	450	10/23/2012		
	4,600	12/06/2012		
	500	10/21/2013		
	450	10/23/2013		
	4,600	12/06/2013		
	450	10/23/2014		
	4,600	12/06/2014		
	4,600	12/06/2015		
Matthew J. Petrizzo	1,800	10/23/2011	17,200(1)	10/21/2011
	1,650	11/12/2011	9,000(2)	10/23/2012
	5,000	12/02/2011		
	5,000	08/14/2012		
	1,800	10/23/2012		
	1,650	11/12/2012		
	5,000	12/02/2012		
	1,800	10/23/2013		
	5,000	12/02/2013		
	1,800	10/23/2014		
	5,000	12/02/2014		
	5,000	12/02/2015		
James P. Ryan	1,930	10/23/2011		
	4,400	12/02/2011	18,800(1)	10/21/2011
	5,000	08/14/2012	8,000(2)	10/23/2012
	1,600	10/23/2012		
	4,400	12/02/2012		
	1,600	10/23/2013		
	4,400	12/02/2013		
	1,600	10/23/2014		
	4,400	12/02/2014		
	4,400	12/02/2015		

(1) These awards were granted in fiscal 2009. The Named Executive Officers will receive 50% of the award after three years if our cumulative fully-diluted EPS for the three-year period beginning in fiscal 2009 meets the established Threshold level of $4.78, 100% after three years if the cumulative fully-diluted EPS meets the established Target level of 5.14, and 150% after three years if the cumulative fully-diluted EPS meets the established Maximum

level of $5.64. Phantom shares will be granted for awards earned above 100%. Shares awarded for performance that falls between the established levels will be calculated on a pro-rata basis. Although the number of shares reflect the payout at the target level of performance, we expect that the Compensation Committee will conclude that the threshold level of performance was not met. If the threshold level of performance is not met the number of shares indicated will be forfeited.

(2) These awards were granted in fiscal 2010. Fifty percent of the award was a performance based award. Under the performance based award, the Named Executive Officers will receive 50% of the award after three years if our cumulative fully-diluted EPS for the three-year period beginning in fiscal 2010 meets the established Threshold level of $2.75, 100% after three years if the cumulative fully-diluted EPS meets the established Target level of 3.30, and 150% after three years if the cumulative fully-diluted EPS meets the established Maximum level of $3.62. Phantom shares will be granted for awards earned above 100%. Shares awarded for performance that falls between the established levels will be calculated on a pro-rata basis.

The remaining fifty percent of the award was a market based award. Under the market based award, the Named Executive Officers receive 50% of the award if, on the third anniversary of the grant, the Company's Total Shareholder Return ("TSR") is between the 40th and 65th percentile when compared to the TSR of a group of peer companies, 100% of the award if the Company's TSR is between the 65th and 90th percentile, and 150% if the Company's TSR exceeds the 90th percentile. Phantom shares will be granted for awards earned above 100%. Shares awarded for performance that falls between the established levels will be calculated on a pro-rata basis.

Option Exercises and Stock Vested During Fiscal 2011

The following table sets forth information with respect to the value realized by our Named Executive Officers upon the exercise of stock options and the vesting of restricted stock units in fiscal 2011.

	Fiscal 2011			
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
John R. Hewitt	—	—	—	—
Michael J. Bradley			24,830	251,151
Joseph F. Montalbano	—	—	6,547	74,300
Kevin S. Cavanah	—	—	1,450	13,649
Thomas E. Long	—	—	2,000	18,840
Matthew J. Petrizzo	—	—	3,450	32,796
James P. Ryan	—	—	1,930	18,181

(1) The value realized is the difference between the option exercise price and the sales price of the common stock on the date of exercise, multiplied by the number of shares for which the options were exercised.

(2) The value realized is the closing sales price of the common stock on the vesting date, multiplied by the number of shares for which the restrictions lapsed.

Potential Payments Upon Termination or Change of Control

We have entered into Change of Control/Severance Agreements with Mr. Hewitt, Mr. Cavanah, Mr. Montalbano, Mr. Petrizzo and Mr. Ryan. These agreements are designed to promote stability, continuity and focus for key members of leadership during periods of uncertainty that may be created by change of control situations. Additionally, the use of such agreements is a competitive practice that enhances our ability to attract and retain leadership talent.

Under these agreements, payment of benefits may occur under two circumstances:

- If we experience a "Change of Control" and the executive suffers an "Adverse Event" or is terminated without "Cause," either on the date of the Change of Control or within 24 months following Change of Control date; or
- The executive is terminated from employment at any time for reasons other than Cause.

"Change of Control" means (i) a "change in ownership" of the Company of greater than 50% of the outstanding voting stock of the Company within a six month period; (ii) a "change in the effective control" of the Company as determined by a change of greater than 35% of the outstanding voting stock of the Company by a person or persons acting as a group within a twelve month period; or (iii) a "change in the ownership" of a substantial portion of the assets of the Company as these terms are defined under Internal Revenue Code § 409A(a)(2)(A)(v) and Treasury Regulations § 1.409A-3(g)(5) or other then existing and applicable Treasury Regulations promulgated under Code § 409A that define the terms "change of control" for deferred compensation arrangements.

"Cause" means, with reference to a severance event, that the executive has been severed from employment with the Company because of the executive's theft of Company property, embezzlement or dishonesty that results in harm to the

Company; continued gross or willful neglect of his or her job responsibilities after receiving written warnings regarding such neglect from the Company; conviction of a felony or pleading *nolo contendere* to a felony charged under state or federal law; or willful violation of Company policy. A determination by the Company's Board of Directors that an event constituting "Cause" under this Agreement has occurred is binding upon the Company and the executive.

"Adverse Event" means that the executive has experienced an event that has a material adverse impact on the executive's job position, responsibilities, duties, authorities, compensation or opportunities within the Company. An Adverse Event shall be considered "material" when: (i) the executive experiences any reduction in base salary; (ii) the executive experiences a reduction in salary range or opportunity for increases in salary; (iii) the executive experiences a reduction in incentive compensation range or opportunity; (iv) there is a material reduction in the executive's executive benefits or perquisites; (v) the executive is reassigned to a position or role with a lower salary range, salary opportunity, incentive range or incentive opportunity; or (vi) the executive experiences a material reduction in responsibilities.

In the event payment of benefits is triggered under these agreements, the executive officer will be paid in the manner outlined below. All benefits paid under these agreements are conditioned upon the executive executing a non-interference, non-solicitation, waiver and release of claims and confidentiality agreement in a form satisfactory to us. Failure to execute such an agreement prior to the payment date is considered an absolute forfeiture of the severance benefit. In the event an executive officer is terminated for Cause, all benefits and payments under the agreement are forfeited.

- In the event an executive suffers an Adverse Event within 24 months of a Change of Control, benefits are paid as follows:

  Mr. Hewitt, Mr. Cavanah and Mr. Montalbano – Paid an amount equal to two years of base salary plus the average annual bonus compensation paid to the executive in the lesser of the previous three years or the number of full fiscal years the executive has been employed in the position. All forms of equity benefits vest and restrictions on such benefits lapse immediately.

  Mr. Ryan and Mr. Petrizzo – Paid an amount equal to one year of base salary plus the average annual bonus compensation paid to the executive in the previous three calendar years. All forms of equity benefits vest and restrictions on such benefits lapse immediately.

- In the event an executive is terminated from employment for reasons other than Cause, benefits are paid as follows:

  Mr. Hewitt – Paid an amount equal to one year of base salary plus bonus compensation in an amount equal to 75% of base salary. If severance occurs within one year of Mr. Hewitt's hire date, Mr. Hewitt will be immediately vested in 100% of the initial stock grant provided at hire only. If severance occurs after one full year of employment but no later than two full years of employment, Mr. Hewitt will be immediately vested in 50% of the initial stock grant provided at hire only and the remainder of the award will be forfeited.

  Mr. Cavanah, Mr. Montalbano, Mr. Ryan and Mr. Petrizzo – Paid an amount equal to one year of base salary plus the average annual bonus compensation paid to the executive in the previous three calendar years.

We have also entered into Change of Control Agreements with other executive officers and key members of management. These agreements are designed to promote stability, continuity and focus for key personnel during periods of uncertainty that may be created by potential change of control situations. We seek to offer some security and protection when asking officers and managers to remain engaged through uncertain times.

Under these agreements, payment of benefits occurs in the event of a Change of Control and the executive officer/manager has suffered an Adverse Event or been terminated from employment for reason other than Cause, either on the date of the Change of Control or within six months of the Change of Control date. There is no general severance clause in these agreements.

In the event payment of benefits is triggered under these agreements, the executive officer/manager will be paid an amount equal to one year of base salary. In addition, all equity awards immediately vest and all restrictions on such benefits lapse. All benefits paid under these agreements are conditional upon the executive officer/manager executing a non-interference, non-solicitation, waiver and release of claims and confidentiality agreement in a form satisfactory to us. Failure to execute such an agreement prior to the payment date will be considered an absolute forfeiture of the severance benefit. In the event an executive officer/manager is terminated for Cause, all benefits and payments under the agreement are forfeited.

Benefits will be paid in the calendar year the event occurs and, generally, within thirty days of the date of the event. In no case shall the payment of the severance benefits be paid later than March 15 following the calendar year in which the event occurred.

The following table shows potential payments to our Named Executive Officers under existing contracts, agreements, plans or arrangements, whether written or unwritten for various scenarios involving a termination of each of such Named Executive Officers, assuming a June 30, 2011 termination date and, where applicable, using the closing price of our common stock on June 30, 2011 of $13.38. These amounts are estimates only. The actual amounts to be paid out can only be determined at the time of such executive officer's separation from us.

Except for certain terminations which entitle a Named Executive Officer to severance payments under the agreements described above, and except for the acceleration of vesting of equity awards upon retirement, death or disability to which a Named Executive Officer may be entitled under his respective stock option or restricted stock unit award agreements, there are no agreements, arrangements or plans that entitle the Named Executive Officers to severance, perquisites or other enhanced benefits upon their termination of employment. Any agreement to provide such other payments or benefits to a terminating executive would be at the discretion of the Compensation Committee.

	Change of Control with Adverse Event or Termination				Termination by the Company at any Time for Reasons Other than Cause				Voluntary Termination	Retirement, Death or Disability		
Name	Salary Severance ($) (1)	Non-Equity Incentive Plan Severance ($) (2)	Value of Stock Options that would Vest ($) (3)	Value of Restricted Stock for which Restrictions would Lapse ($) (4)	Salary Severance ($) (1)	Non-Equity Incentive Plan Severance ($) (5)	Value of Stock Options that would Vest ($) (3)	Value of Restricted Stock for which Restrictions would Lapse ($) (4)	No Contractual Benefits	Value of Stock Options that would Vest ($) (3)	Value of Restricted Stock for which Restrictions would Lapse ($) (4)	Maximum Potential Payments
John R. Hewitt	1,000,000	—	—	535,200	500,000	375,000	—	535,200	—	—	535,200	1,535,200
Joseph F. Montalbano	700,000	175,115	—	908,408	350,000	175,115	—	—	—	—	908,408	1,783,523
Kevin S. Cavanah	470,000	—	—	479,405	235,000	—	—	—	—	—	479,405	949,405
Matthew J. Petrizzo	281,500	74,090	—	892,446	281,500	74,090	—	—	—	—	892,446	1,248,036
James P. Ryan	303,300	57,994	—	809,891	303,300	57,994	—	—	—	—	809,891	1,171,185

(1) Represents payment of one or two years of base salary for the event specified based on annual base salary as of June 30, 2011.

(2) Represents payment of non-equity incentive severance for the event specified based on the average annual bonus compensation paid to the executive in the lesser of the previous three years or the number of full fiscal years the executive has been employed in the position.

(3) Represents the value the Named Executive Officer would realize for the vesting of all nonvested stock options for the specified event. The value is the difference between the option exercise price and the market price of the common stock as of the close of business on June 30, 2011, multiplied by the number of shares represented by nonvested stock options at June 30, 2011. All stock options held by the Named Executive Officers are vested at June 30, 2011.

(4) Represents the value the Named Executive Officer would realize for the lapsing of restrictions on restricted stock units due to the specified event. The value is the number of unvested RSUs at June 30, 2011 multiplied by the market price of common stock at the close of business on June 30, 2011.

(5) Represents 75% of annual salary for Mr. Hewitt. For Mr. Montalbano, Mr. Cavanah, Mr. Petrizzo and Mr. Ryan, the amount represents payment of non-equity incentive severance for the event specified based on the average annual bonus compensation paid to the executive in the three preceding calendar years.

PROPOSAL NUMBER 3: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are seeking an advisory vote from our stockholders to approve our Named Executive Officer compensation, as set forth below.

We are asking for stockholder approval of the compensation of our Named Executive Officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion accompanying the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the policies and practices described in this proxy statement.

As discussed under the heading "Compensation Discussion and Analysis," our executive compensation and benefit programs are designed to attract, motivate and retain a talented management team and to appropriately reward individual contributions to the achievement of our strategic goals. The Board of Directors believes this approach establishes a solid alignment of our executives' and stockholders' interests.

We use the following principles in the design and administration of our executive compensation program:

- Competitiveness – Our compensation programs are designed to ensure we can attract, motivate and retain the talent needed to lead and grow the business. Targets for base salary, short-term and long-term compensation are generally based on median (50th percentile) market levels.
- Support Business Objectives, Strategy and Values – Ultimately our compensation program is designed to drive the achievement of annual business objectives, support the creation of long-term value for our stockholders, and promote and encourage behavior consistent with our core values and guiding principles.
- Pay for Performance – While we establish target pay levels at or near the median or 50th percentile market levels for target level performance, our plans provide the opportunity for significantly greater rewards for outstanding performance. At the same time, performance that does not meet expectations is not rewarded.
- Individual Performance – In addition to objective company-wide, business unit and operating unit financial measures, our programs emphasize individual performance and the achievement of personal objectives.
- Integrated Approach – We look at compensation in total and strive to achieve an appropriate balance of immediate, short-term and long-term compensation components, with the ultimate goal of aligning executive compensation with long-term stockholder value.

Approval of this advisory vote requires the affirmative vote of the majority of shares present in person or by proxy at the Annual Meeting and entitled to vote for the adoption of this proposal. **The Board of Directors recommends a vote "For" the approval of the compensation of our Named Executive Officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.**

The Board of Directors welcomes our stockholders' views on this subject, and will carefully consider the outcome of this vote. However, as an advisory vote, the outcome is not binding on us or the Board.

PROPOSAL NUMBER 4: Advisory Vote on the Frequency of the Advisory Vote on Compensation of Named Executive Officers

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are seeking an advisory vote from our stockholders on whether future advisory votes on executive compensation of the nature included in Proposal Three above should occur every year, every two years or every three years.

After careful consideration and dialogue with our stockholders, the Board of Directors has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for our company at this time. The Board recommends that stockholders vote for future advisory votes on executive compensation to occur every year.

While our executive compensation programs are designed to promote a long-term connection between pay and performance, the Board of Directors recognizes that executive compensation disclosures are made annually. Given that the "say-on-pay" advisory vote provisions are new, holding an annual advisory vote on executive compensation provides us with more direct and immediate feedback on our compensation disclosures. However, stockholders should note that the advisory vote on executive compensation occurs well after the beginning of the compensation year. In addition, the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another. Therefore, in many cases, it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of stockholders.

We believe that an annual advisory vote on executive compensation is consistent with our practice of seeking input and engaging in dialogue with our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices.

This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the board. Stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the Board of Director's recommendation.

The option of one year, two years or three years that receives the greatest number of affirmative votes will be considered to be the preferred option of stockholders.

The Board of Directors recommends that the stockholders vote to conduct future advisory votes on executive compensation every year.

The Board of Directors welcomes our stockholders' views on this subject, and will carefully consider the outcome of this vote. However, as an advisory vote, the outcome is not binding on us or the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

The Company's Corporate Governance Guidelines, which are available through our website, http://www.matrixservice.com, provide that the Company shall conduct an appropriate review of all transactions with related persons for potential conflict of interest situations on an ongoing basis, and all such transactions shall be approved by the Audit Committee or another independent body of the Board. The Corporate Governance Guidelines further provide that the term "transactions with related persons" refers to all transactions which are required to be disclosed pursuant to Item 404 of Regulation S-K.

In the course of its review and approval or ratification of a transaction, the Audit Committee will consider:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction;
- the significance of the transaction to the related person;
- the significance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters the Audit Committee deems appropriate.

Our Corporate Governance Guidelines also provide that each director and executive officer is required to complete a Director and Officer Questionnaire on an annual basis, and to update such information when the questionnaire responses become incomplete or inaccurate. The Director and Officer Questionnaire requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.

In fiscal 2011, there were no related person transactions required to be disclosed under SEC rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 2011, certain information with respect to the shares of common stock beneficially owned by (i) each person known by the Company to own beneficially more than 5% of its outstanding shares of Common Stock, (ii) each director and director nominee of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table herein and (iv) all directors, director nominees and executive officers of the Company as a group. Unless otherwise noted, each of the persons listed below has sole voting and investment power with respect to the shares listed.

Identity of Beneficial Owner	Shares Beneficially Owned	Calculated Ownership % (1)
Blackrock Inc. 40 East 52nd Street New York, NY 10022	2,633,250 (2)	9.9%
Zesiger Capital Group LLC 460 Park Avenue, 22nd Floor New York, NY 10022	1,905,300 (3)	7.2%
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	1,781,969 (4)	6.7%
Cortina Asset Management, LLC 825 N. Jefferson Street, Suite 400 Milwaukee, WI 53202	1,493,461 (5)	5.6%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,402,358 (6)	5.3%
Michael J. Hall	53,400	*
I. Edgar Hendrix	14,100 (7)	*
Paul K. Lackey	18,400 (7)	*
Tom E. Maxwell	24,400 (7)	*
David J. Tippeconnic	24,400 (7)	*
John R. Hewitt	—	*
Joseph F. Montalbano	18,454	*
Kevin S. Cavanah	29,520	*
Matthew J. Petrizzo	6,525	*
James P. Ryan	60,503 (7)	*
Jason W. Turner	12,995	*
Nancy E. Austin	25,665	*
All directors, director nominees and executive officers as a group (12 persons)	288,362 (7)	1.1%

* Indicates ownership of less than one percent of the outstanding shares of common stock.

(1) Shares of common stock which were not outstanding but which could be acquired by an executive officer upon exercise of an option within 60 days of September 1, 2011 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(2) Information is as of December 31, 2010 and is based on the Schedule 13G dated January 21, 2011 filed by Blackrock Inc. ("Blackrock"). Blackrock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). Of the shares shown, Blackrock has sole voting and dispositive power over 2,633,250 shares.

(3) Information is as of December 31, 2010 and is based on the Schedule 13G dated February 10, 2011 filed by Zesiger Capital Group LLC ("Zesiger"). Zesiger is a registered investment advisor. Of the shares shown, Zesiger has sole voting power over 1,554,000 shares and sole dispositive power over 1,905,300 shares. Zesiger disclaims beneficial ownership of all of the shares of common stock which are held in discretionary accounts that Zesiger manages.

(4) Information is as of December 31, 2010 and is based on the Schedule 13G dated January 18, 2011 filed by Royce & Associates, LLC. ("Royce"). Royce is a registered investment advisor. Of the shares shown, Royce has sole voting and dispositive power over 1,781,969 shares.

(5) Information is as of December 31, 2010 and is based on the Schedule 13G dated January 25, 2011 filed by Cortina Asset Management, LLC ("Cortina"). Cortina is a registered investment advisor. Of the shares shown, Cortina has sole voting power over 1,339,640 shares and sole dispositive power over 1,493,461 shares.

(6) Information is as of December 31, 2010 and is based on the Schedule 13G dated February 9, 2011 filed by The Vanguard Group, Inc. ("Vanguard"). Vanguard is a registered investment advisor. Of the shares shown, Vanguard has sole voting power over 34,284 shares, sole dispositive power over 1,368,074 shares and shared dispositive power over 34,284 shares.

(7) Includes the following shares of common stock that are issuable upon the exercise of stock options that are currently exercisable or are exercisable within 60 days after September 1, 2011: Mr. Hendrix – 5,000 shares; Mr. Lackey – 15,000 shares; Mr. Maxwell – 15,000 shares; Mr. Tippeconnic – 5,000 shares; Mr. Cavanah – 25,000 shares; Mr. Ryan – 37,200 shares; Mrs. Austin – 4,400 shares; Mr. Turner – 10,000 shares; 12 directors and executive officers as a group – 116,600 shares. Also includes the following shares of common stock that are issuable upon the vesting of RSUs if the RSUs vest within 30 days of September 1, 2011: Mr. Cavanah – 1,450 shares; Mr. Ryan – 1,930 shares; Mr. Montalbano – 2,400 shares; Mr. Turner – 1,310 shares; Mr. Petrizzo – 1,800 shares; Mrs. Austin – 2,620 shares; 12 directors and executive officers as a group – 11,510 shares.

Equity Ownership Guidelines

The Board of Directors believes that our executive officers should demonstrate their commitment to and belief in the Company's long-term profitability. Accordingly, each executive officer is expected to maintain a significant investment in the Company through the ownership of Company stock. Stock ownership more closely aligns our executive officers' interests and actions with the interests of the Company's stockholders.

At the August 30, 2011 Board meeting, new Equity Ownership Guidelines were adopted. These guidelines replaced the Equity Ownership Guidelines that had been in effect since August 2, 2007. The updated guidelines are as follows:

- Amount of Ownership – Defined as a multiple of the individual's base salary as noted below. These multiples represent the minimum amount of Company stock an executive officer should seek to acquire and maintain.

President/CEO	5 times base salary
CFO/COO/Presidents of the two principal operating subsidiaries	3 times base salary
All other executive officers	1 times base salary

- Timing: The new Equity Ownership Guidelines are effective August 30, 2011. The executive officers have five years from this date to acquire the ownership levels defined herein. Thereafter, they are expected to retain this level of ownership during their tenure with the Company. Compliance will be evaluated on an annual basis as of June 30 of each year.
- Eligible Forms of Equity:
  (1) shares owned separately by the executive officer or owned either jointly with, or separately by, his or her immediate family members residing in the same household;
  (2) shares held in trust for the benefit of the executive officer or immediate family members;
  (3) shares purchased in the open market;
  (4) shares purchased through the Company's Employee Stock Purchase Plan;
  (5) unvested time-based restricted stock or restricted stock units;
  (6) unvested performance or market based restricted stock or restricted stock units for which it is probable that the performance or market criteria for vesting will occur; and
  (7) the in-the-money value of vested and unexercised stock options.

Our executive officers have until August 30, 2016 to comply with the new guidelines. Nonetheless, as of August 30, 2011 Messrs. Montalbano, Ryan, and Turner as well as Mrs. Austin have satisfied the ownership guidelines.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's common stock, to report their initial ownership of the common stock and any subsequent changes in ownership of the common stock with the SEC and NASDAQ and to furnish the Company with a copy of each such report.

To the Company's knowledge, based solely on the Company's review of the copies of such reports received by the Company and on written representations by certain reporting persons that no other reports were required during and with respect to fiscal 2011, all Section 16(a) filing requirements applicable to its executive officers and directors, and 10% stockholders were complied with on a timely basis except for one late filing for Mr. Robert A. Long. Mr. Long, a Section 16(a) filer disposed of 3,500 shares of Matrix Service Company common stock on February 18, 2011 and failed to report the transaction to the Company. A Form 5 was filed on August 12, 2011 to report this transaction. The Section 16(a) reporting requirements have been re-communicated to executive officers to prevent late filings in future periods.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information concerning the Company's common stock that may be issued upon the exercise of options, warrants and rights under the 2004 Stock Incentive Plan of Matrix Service Company' as of June 30, 2011.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights (2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	1,249,188	$8.34	895,128
Equity compensation plans not approved by stockholders	—	N/A	—
Total	1,249,188	$8.34	895,128

(1) Includes 957,008 restricted stock units.

(2) Excludes the shares issuable upon the vesting of restricted stock units included in column (a) of this table for which there is no weighted-average price.

PROPOSALS OF STOCKHOLDERS

A proposal of a stockholder intended to be presented at the next annual meeting of stockholders must be received at the Company's principal executive offices no later than June 14, 2012, if the proposal is to be considered for inclusion in the Company's proxy statement and proxy card for such meeting.

In accordance with the Company's Bylaws, any stockholder who intends to present a proposal at the Company's 2011 Annual Meeting of Stockholders and has not sought inclusion of the proposal in the Company's proxy statement and accompanying proxy pursuant to Rule 14a-8, must provide the Secretary of the Company with notice of such proposal in order for such proposal to be properly brought before the meeting, no later than eighty days prior to the date of the meeting; provided, however, that in the event that the date of such annual meeting is not publicly announced by the Company more than ninety days prior to the meeting, notice by the stockholder must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is communicated to the stockholders.

OTHER MATTERS

Matters That May Come Before the Annual Meeting

The Board of Directors knows of no matters other than those described in this proxy statement which will be brought before the Annual Meeting for a vote of the stockholders. If, however, any other matter requiring a vote of stockholders arises, the persons named in the accompanying proxy will vote thereon in accordance with their best judgment. The enclosed proxy confers discretionary authority to take action with respect to any additional matters that may come before the meeting.

Availability of Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (without exhibits or documents incorporated by reference) including any financial statements and schedules and exhibits thereto, may be obtained without charge by written request to Kevin S. Cavanah, Vice President Finance, Matrix Service Company, 5100 East Skelly Drive, Suite 700, Tulsa, Oklahoma 74135 or by visiting the "Investors Section" of the Company's website at http://www.matrixservice.com.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on November 17, 2011

Stockholders may view this proxy statement, our form of proxy and our 2011 Annual Report to Stockholders over the Internet by accessing our website at http://www.matrixservice.com. Information on our website does not constitute a part of this proxy statement.

By Order of the Board of Directors,

Kevin S. Cavanah
Secretary

October 12, 2011
Tulsa, Oklahoma

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2011

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File No. 1-15461

MATRIX SERVICE COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**73-1352174**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5100 E. Skelly Drive, Suite 700 Tulsa, Oklahoma	**74135**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (918) 838-8822

Securities Registered Pursuant to Section 12(b) of the Act:

(Title of class)

Common Stock, par value $0.01 per share

Securities Registered Pursuant to Section 12(g) of the Act: None

Name of each exchange on which registered: NASDAQ Global Select Market (common stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Inter Active Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12 b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second quarter was approximately $319 million.

The number of shares of the registrant's common stock outstanding as of September 6, 2011 was 26,502,042 shares.

Documents Incorporated by Reference

Certain sections of the registrant's definitive proxy statement relating to the registrant's 2011 annual meeting of stockholders, which definitive proxy statement will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

Form 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Annual Report which address activities, events or developments which we expect, believe or anticipate will or may occur in the future are forward-looking statements. The word "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, among others, such things as:

- amounts and nature of future revenues and margins from our Construction Services and Repair and Maintenance Services segments;
- the likely impact of new or existing regulations or market forces on the demand for our services;
- expansion and other development trends of the industries we serve;
- our ability to generate sufficient cash from operations or to raise cash in order to meet our short and long-term capital requirements; and
- our ability to comply with the covenants in our credit agreement.

These statements are based on certain assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

- the risk factors discussed in Item 1A of this Annual Report and listed from time to time in our filings with the Securities and Exchange Commission;
- the inherently uncertain outcome of current and future litigation;
- the adequacy of our reserves for contingencies;
- economic, market or business conditions in general and in the oil, gas and power industries in particular;
- changes in laws or regulations; and
- other factors, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business operations. We assume no obligation to update publicly, except as required by law, any such forward-looking statements, whether as a result of new information, future events or otherwise.

BACKGROUND

The Company began operations in 1984 as an Oklahoma corporation. Matrix Service Company was incorporated in the State of Delaware in 1989. We provide construction and repair and maintenance services primarily to the energy and energy related industries. As a full service industrial contractor, we strive to provide our clients a high degree of safety, quality and service utilizing our qualified professionals, technical expertise, skilled craftsmen, and project management expertise. To serve clients efficiently and effectively, Matrix Service maintains regional offices throughout the United States and Canada. We operate through separate union and merit subsidiaries, which allows us to serve customers on both a union and a merit basis.

We are licensed to operate in all 50 states and in four Canadian provinces. Our headquarters are in Tulsa, Oklahoma, and we have regional operating facilities in California, Illinois, Michigan, Missouri, Oklahoma, Pennsylvania, New Jersey, Texas and Washington in the United States and in Ontario, Alberta, and New Brunswick in Canada. Our principal executive offices are located at 5100 E. Skelly Drive, Suite 700, Tulsa, Oklahoma 74135. Our telephone number is (918) 838-8822. Unless the context otherwise requires, all references herein to "Matrix Service", "Matrix Service Company", the "Company" or to "we", "our", and "us" are to Matrix Service Company and its subsidiaries.

On July 30, 2009, the Company's Board of Directors approved a change in the Company's fiscal year end from May 31 to June 30, beginning July 1, 2009. As a result of the change, the Company had a transition period for the one month ended June 30, 2009 ("June Transition Period"). The Company's financial information, including its business segment and geographical information for the 12 months ended June 30, 2011 ("fiscal 2011"), June 30, 2010 ("fiscal 2010"), May 31, 2009 ("fiscal 2009") and for the June Transition Period is included in the financial statements and the notes thereto in "Financial Statements and Supplementary Data" in Part II, Item 8.

WEBSITE ACCESS TO REPORTS

Our public internet site is www.matrixservice.com. We make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

In addition, we currently make our annual reports to stockholders available on our internet site, www.matrixservice.com. Adobe Acrobat Reader software is required to view these documents, which are in PDF format. A link to Adobe Systems Incorporated's Internet site, from which the software can be downloaded, is provided.

OPERATING SEGMENTS

We have two reportable segments, the Construction Services segment and the Repair and Maintenance Services segment. See Note 14—Segment Information, in the Notes to Consolidated Financial Statements for segment, geographic and market information. We also offer services to our customers where our two business segments work together to provide a combination of services. Customers utilize our services to construct or expand operating facilities, improve operating efficiencies, maintain existing facilities and to comply with environmental and safety regulations. Our projects range in duration from a few days to multiple years, which can be performed as one-time contracts or as part of a long-term agreement. These services are provided for both union and merit shop operations.

Construction Services

Our Construction Services segment provides turnkey and specialty construction to a wide range of industrial and energy sector clients. Our scope of services includes engineering, civil/structural, mechanical, piping, electrical, instrumentation, millwrighting, and fabrication. These services are provided for projects of varying complexities, schedule durations, and budgets. Our project experience includes retrofits, modifications and expansions to existing facilities as well as construction of new facilities.

Repair and Maintenance Services

Our Repair and Maintenance Services segment encompasses a wide range of routine, preventive, and emergency repair and maintenances services. Our ability to provide multiple services allows us to serve as a single source provider to our clients for their repair and maintenance needs.

MARKETS WITHIN OPERATING SEGMENTS

Within these two operating segments we serve four primary markets:

- Aboveground Storage Tanks
- Downstream Petroleum
- Electrical and Instrumentation
- Specialty

Aboveground Storage Tanks

One of the cornerstones of our business has been, and continues to be, aboveground storage tanks ("AST"). We are one of the leading AST constructors in North America. We offer complete engineering, procurement, and construction ("EPC") services as well as fabrication services for the bulk storage, refining, petrochemical, pipeline and power industries. Our expertise includes cone roof tanks, dome roof tanks, open top floating roof tanks, geodesic domes, and specialty tanks. Our personnel are well versed in American Petroleum Institute ("API") standards and American Society of Mechanical Engineers ("ASME") code work in both atmospheric and pressure storage vessels.

Every AST project is designed in accordance with applicable industry standards, codes and regulations. We have the knowledge and experience to comply with all applicable specifications to ensure that all requirements are met. In response to environmental requirements for control of vapor emissions and leak containment, we have developed many unique designs and devices such as floating roof seal systems, dike liners, and other products. Our product offerings include dikes and liners, steel internal floating roofs, tank double bottoms, and primary and secondary seals. Every product we offer is engineered to meet our customers' specifications and industry standards.

One of our most significant areas of expertise is our turnkey tank and terminal construction service. Our tank design and EPC services allow our clients to be confident that the project will meet safety and quality objectives and be completed within time and budget constraints. As a general contractor, we offer a single point of contact, with the capability to perform the civil and site preparation, foundations, liners, mechanical, piping, structural, tank design, engineering, fabrication and construction.

Our tank repair and maintenance services are a key component of our core AST business. AST repair and maintenance services include replacements/repairs of tank bottoms, shells, nozzles, roof structures, steel floating roofs, seals and manways for tanks of all sizes. We provide tank cleaning, foundation repair/replacement and complete tank relocation utilizing air lifting technology.

Downstream Petroleum

Our experience in the downstream petroleum market includes refineries, pipelines, petrochemical plants and gas facilities. This includes turnkey construction work for new or existing facilities, renovations, upgrades and expansion projects.

Repair and maintenance services for the downstream petroleum industry are typically classified as either refinery maintenance or turnarounds.

Plant maintenance contracts are agreements to provide outsourcing of maintenance management and the multiple crafts necessary to provide routine and preventive maintenance services for a facility. A typical maintenance contract includes planning and scheduling and active participation in or development of reliability programs, including the development of performance metrics. These services include safety implementation and quality assurance /quality control management.

Contracts for planned major maintenance activities are generally of short duration, but require detailed scheduling and advanced planning to assure the availability of qualified personnel and specialty equipment that are needed to complete the work in the shortest possible timeframe. We are committed to delivering all services on time, within budget and schedule constraints, and most importantly, in a safe manner.

Electrical and Instrumentation

Our product offerings include electrical construction and installation of instrumentation and control systems. Our experience spans a wide range of industries including power generation and transmission, refining, petrochemical and heavy industrial. In addition to ground-up construction, our management and technical teams perform expansion projects, critical path turnarounds, emergency response and staff augmentation services. As part of our electrical capabilities, we have the experience and expertise to install complex instrumentation and control systems. This service includes instrument calibration, loop checks, commissioning, and start-up.

Electrical and instrumentation repair and maintenance services include routine and preventive maintenance, emergency response, and outage support for various industries including power, petroleum and petrochemical.

A recent acquisition significantly enhanced our electrical and instrumentation capabilities. This acquisition has enabled us to focus on supporting the expansion and modernization of transmission systems in the Mid-Atlantic and Southern New England, while allowing us to expand in our core markets of power generation and transmission, refinery, alternative energy, and industrial infrastructure.

Specialty

Liquefied Natural Gas/Industrial Gas/Liquefied Petroleum Gas

Matrix Service engineers, fabricates and constructs cryogenic liquefied gas storage tanks for the storage of ammonia, butane, carbon dioxide, ethane, methane, argon, nitrogen, oxygen, propane and other products. We recently enhanced and expanded our capabilities though the acquisition of assets, technology and resources used for the design and construction of cryogenic storage tanks, including liquefied natural gas ("LNG") tanks, liquid nitrogen/liquid oxygen ("LIN/LOX") tanks and liquid petroleum ("LPG") tanks. These tanks are utilized by our customers in the chemical, petrochemical and gas industries.

Specialty Tanks and Vessels

Our specialty tank and vessel expertise includes spheres, aerobic/anaerobic digesters, clarifiers, egg shaped digesters, petroleum scrubbers/absorbers, flare tips, thermal vacuum chambers and other pressure vessels. These tanks and vessels are used throughout the petroleum, chemical, power, aerospace and waste water industries.

Power Projects

Our construction service offerings for the power industry include stacks, stack liners, ducting, scrubbers, absorbers, and waste to energy facilities. Repair and maintenance services include providing repair, maintenance, and outage services for the power industry. Our onsite maintenance services include routine maintenance such as cleaning fans, changing lube oil coolers and maintaining gas turbines, heat recovery steam generators and other equipment. We also provide turbine disassembly, inspection and repair.

Fabrication

We provide large scale fabrication services to our operating units and customers throughout the United States and Canada. These facilities are staffed with qualified personnel and utilize sophisticated tooling and equipment. Our fabrication facilities specialize in steel plate, structural steel and vessel fabrication utilizing carbon steels, stainless steels and specialty alloy metals. Our largest fabrication facility is centrally located in the United States. This 227,900 sq. ft. facility in Oklahoma is located at the Port of Catoosa, a large inland United States port with barge, rail and truck access. The facility has the capacity to fabricate new tanks, new tank components and all maintenance, retrofit and repair parts, including fixed roofs, floating roofs, seal assemblies, shell plate and tank appurtenances. This facility is qualified to fabricate equipment in adherence to ASME codes and regulations including pressure vessels, stacks/stackliners, scrubbers, ducting, flare stacks and igniter tips.

Matrix Service was recently issued the ASME N and NR Stamp certifications ("Certifications"). The Certifications allow us to design, fabricate, construct and repair certain nuclear quality components and structures. These achievements exemplify our ongoing commitment to expanding our capabilities and to providing the U.S. power industry with another domestic source of certain nuclear plant components, construction and repair.

Material Handling

The acquisition of EDC, Inc. in May 2011 allows the Company to design and construct bulk material handling solutions for our customers. Specific product offerings include turnkey material handling systems in ship loading and unloading, overland conveyors, stacking, reclaiming and blending systems, aggregate plants and bulk handling for environmental processing.

OTHER BUSINESS MATTERS

Customers and Marketing

Matrix Service derives a significant portion of its revenues from performing services for major integrated oil companies, independent petroleum refiners, and pipeline, terminal and oil and gas marketing companies. In fiscal 2011, these customer types accounted for 72% of consolidated revenues. The loss of significant work from any of these classes of customers or an overall decline in the petroleum industry could have a material adverse effect on the Company. Matrix Service also performs services for power companies, engineering firms, general contractors, and petrochemical and industrial gas companies. The Company provided services to approximately 414 customers in fiscal 2011.

In fiscal 2011, three customers accounted for 14%, 11% and 10% of our Construction Services revenue, respectively. Two other customers accounted for 22% and 11% of our Repair and Maintenance Services revenue, respectively. No customers accounted for more than 10% of consolidated revenue in fiscal 2011.

Matrix Service markets its services and products primarily through its marketing and business development personnel, senior professional staff and its operating management. The business development personnel concentrate on developing new customers and assisting management with existing customers. We competitively bid most of our projects. However, we have a number of preferred provider relationships with customers who award us work through long-term agreements. Our projects have durations of a few days to multiple years.

Segment Financial Information

Financial information for our operating segments is provided in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Note 14—Segment Information of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Competition

Matrix Service competes with local, regional, national and international contractors in both the Construction Services and Repair and Maintenance Services segments. Competitors generally vary with the markets we serve with few competitors competing in all of the markets we serve or for all of the services we provide. Contracts are generally awarded based on price, reputation for quality, customer satisfaction, safety record and programs, and schedule. We believe that our turnkey capabilities, expertise, experience and reputation for providing safe, timely, and quality services allow us to compete effectively in the markets that we serve.

Backlog

We define backlog as the total dollar amount of revenues that we expect to recognize as a result of performing work that has been awarded to us through a signed contract that we consider firm. The following contract types are considered firm:

- fixed-price arrangements;
- minimum customer commitments on cost plus arrangements; and
- certain time and material contracts in which the estimated contract value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts.

For long-term maintenance contracts we include only the amounts that we expect to recognize into revenue over the next 12 months. For all other arrangements, we calculate backlog as the estimated contract amount less revenues recognized as of the reporting date.

The following table provides a summary of changes in our backlog for fiscal 2011:

	Construction Services	Repair and Maintenance Services	Total
		(In thousands)	
Backlog as of June 30, 2010	$ 197,675	$ 155,541	$ 353,216
New awards	392,556	286,398	678,954
Revenue recognized	(364,498)	(262,554)	(627,052)
Backlog as of June 30, 2011	$ 225,733	$ 179,385	$ 405,118

At June 30, 2011, the Construction Services segment had a backlog of $225.7 million as compared to a backlog of $197.7 million at June 30, 2010. The 14.2% increase of $28.0 million is due to increases in Aboveground Storage Tank of $25.2 million and Downstream Petroleum of $12.5 million, partially offset by decreases in Specialty of $5.6 million and Electrical and Instrumentation of $4.1 million. The backlog at June 30, 2011 and June 30, 2010 for the Repair and Maintenance Services segment was $179.4 million and $155.5 million, respectively. The 15.3% increase of $23.9 million is due to increases in Electrical and Instrumentation of $10.0 million, Downstream Petroleum of $9.0 million and Aboveground Storage Tank of $4.9 million.

Seasonality

Planned maintenance projects at customer facilities are typically scheduled in the spring and the fall when the demand for energy is lower. As a result, quarterly operating results in the Repair and Maintenance Services segment can fluctuate materially. The Construction Services segment typically has a lower level of operating activity during the winter months and early in the calendar year because many of our customers' capital budgets have been spent and new capital budgets have not been finalized. Our business can also be affected by seasonal weather conditions including hurricanes, snowstorms, abnormally low or high temperatures or other inclement weather, which can result in reduced activities.

Raw Material Sources and Availability

Steel plate and steel pipe are the primary raw materials used by the Company. Supplies of these materials are available throughout the United States and globally from numerous sources. We anticipate that adequate amounts of these materials will be available in the foreseeable future, however, the price, quantity, and the delivery schedules of these materials could change rapidly due to various factors, including producer capacity, the level of foreign imports, worldwide demand, tariffs on imported steel and other market conditions.

Insurance

The Company maintains insurance coverage for various aspects of its operations. However, exposure to potential losses is retained through the use of deductibles, coverage limits and self-insured retentions.

Typically our contracts require us to indemnify our customers for injury, damage or loss arising from the performance of our services and provide for warranties for materials and workmanship. The Company may also be required to name the customer as an additional insured up to the limits of insurance available, or we may be required to purchase special insurance policies or surety bonds for specific customers or provide letters of credit in lieu of bonds to satisfy performance and financial guarantees on some projects.

Matrix Service maintains a performance and payment bonding line sufficient to support the business and a credit facility that is adequate to provide any required letters of credit. The Company generally requires its subcontractors to indemnify the Company and the Company's customer and name the Company as an additional insured for activities arising out of the subcontractors' work. We also require certain subcontractors to provide additional insurance policies, including surety bonds in favor of the Company, to secure the subcontractors' work or as required by contract. There can be no assurance that our insurance and the additional insurance coverage provided by our subcontractors will fully protect us against a valid claim or loss under the contracts with our customers.

Employees

As of June 30, 2011, we had 2,623 employees of which 452 were employed in non-field positions and 2,171 were employed in field or shop positions. The number of employees varies significantly throughout the year because of the number, type and size of projects we have in progress at any particular time.

We maintain separate merit and union operations. In our union business, we operate under collective bargaining agreements with various unions representing different groups of our employees. Union agreements provide union employees with benefits including health and welfare, pension, training programs and compensation plans. We have not experienced any significant strikes or work stoppages in recent years. We maintain health and welfare, retirement and training programs for our merit craft employees and administrative personnel.

Form 10-K

Patents and Proprietary Technology

Matrix Service has several patents and patents pending, and continues to pursue new ideas and innovations to better serve our customers in all areas of our business. The Matrix Service patents under the Flex-A-Span® and Flex-A-Seal® trademarks are utilized to cover seals for floating roof tanks. Our patent of our ThermoStor® diffuser system is for a process that receives, stores and dispenses both chilled and warm water in and from the same storage tank. The patented RS 1000 Tank Mixer® controls sludge build-up in crude oil tanks through resuspension. The Valve Shield® patent relates to a flexible fluid containment system that captures and contains fluid leaking from pipe and valve connections. The patent for Spacerless or Geocomposite Double Bottom for Storage Tanks relates to a replacement bottom with leak detection and containment that allows for the retrofitting of an existing tank while minimizing the loss of capacity. The patent for the Training Tank for Personnel Entry, Exit and Rescue relates to a mobile device that can be used to train personnel on equipment that is made to simulate real world hazards.

In fiscal 2009, the Company acquired a perpetual license to use various patents and technologies related to LNG storage tanks, LIN/LOX storage tanks, LPG storage tanks and thermal vacuum chambers. We believe that the ability to use these patents and technology enables us to expand our presence in the markets for these products and minimizes the development costs typically associated with organic growth.

While we believe that continued product development and the protection of our patents are important to our business, we do not believe that these patents or purchased technology are essential to our success.

Regulation

Health and Safety Regulations

Our operations are subject to the requirements of the United States Occupational Safety and Health Act ("OSHA"), comparable state laws and the Canadian Workers' Compensation Board and its Workplace Health, Safety and Compensation Commission. Regulations promulgated by these agencies require employers and independent contractors to implement work practices, medical surveillance systems and personnel protection programs to protect employees from workplace hazards and exposure to hazardous chemicals and materials. In recognition of the potential for accidents within various scopes of work, these agencies have enacted strict and comprehensive safety regulations. The Company has established comprehensive programs for complying with health and safety regulations to protect the safety of its workers, subcontractors and customers. While the Company believes that it operates safely and prudently, there can be no assurance that accidents will not occur or that the Company will not incur substantial liability in connection with the operation of its business.

Environmental

The Company's operations are subject to extensive and changing environmental laws and regulations. These laws and regulations relate primarily to air and water pollutants and the management and disposal of hazardous materials. The Company is exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or hazardous materials.

In order to limit costs incurred as a result of environmental exposure, the Company has purchased contractor's pollution liability insurance policies that cover liability we may incur as a result of accidental releases of hazardous materials at customer or operating locations, including our fabrication facilities in Oklahoma and California.

The Company believes that it is currently in compliance, in all material aspects, with all applicable environmental laws and regulations. The Company does not expect any material charges in subsequent periods relating to environmental conditions that currently exist and does not foresee any significant future capital spending relating to environmental matters.

Item 1A. Risk Factors

The following risk factors should be considered with the other information included in this Annual Report on Form 10-K. As we operate in a continuously changing environment, other risk factors may emerge which could have material adverse effects on our results of operations, financial condition and cash flow.

Risk Factors Related to Our Business

Unsatisfactory safety performance may subject us to penalties, can affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Workplace safety is important to the Company, our employees, and our customers. As a result, we maintain comprehensive safety programs and training to all applicable employees throughout our organization. While we focus on protecting people and property, our work is performed at construction sites and in industrial facilities and our workers are subject to the normal hazards associated with providing these services. Even with proper safety precautions, these hazards can lead to personal injury, loss of life, damage to or destruction of property, plant and equipment, and environmental damage. We are intensely focused on maintaining a strong safety environment and reducing the risk of accidents to the lowest possible level.

Although we have taken what we believe are appropriate precautions to adequately train and equip our employees, we have experienced serious accidents, including fatalities, in the past and may experience additional accidents in the future. Serious accidents may subject us to penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows.

Demand for our products and services is cyclical and is vulnerable to the level of capital and maintenance spending of our customers and to downturns in the industries and markets we serve as well as conditions in the general economy.

The demand for our products and services depends upon the existence of construction and repair and maintenance projects in the downstream petroleum, power and other heavy industries in the United States and Canada. Therefore, it is likely that our business will continue to be cyclical in nature and vulnerable to general downturns in the United States, Canadian and world economies and declines in commodity prices, which could adversely affect the demand for our products and services.

Our Construction Services segment's revenue and cash flow are dependent upon engineering and construction projects. The availability of these projects is dependent upon the economic condition in the oil, gas, and power industries, specifically, the level of capital expenditures on energy infrastructure. A prolonged period of sluggish economic conditions in North America has had and may continue to have an adverse impact on the level of capital expenditures of our customers and/or their ability to finance these expenditures. Our failure to obtain projects, the delay of project awards, the cancellation of projects or delays in the completion of contracts are factors that may result in under-utilization of our resources, which would adversely impact our revenue, operating results and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:

- current or projected commodity prices, including oil, gas and power prices;
- refining margins;
- the demand for oil, gas and electricity;
- the ability of oil, gas and power companies to generate, access and deploy capital;
- exploration, production and transportation costs;
- tax incentives, including those for alternative energy projects;
- regulatory restraints on the rates that power companies may charge their customers; and
- local, national and international political and economic conditions.

Our Repair and Maintenance Services segment's revenue and cash flow are dependent upon maintenance plans by the oil, gas and power industries. The economic slowdown in North America continues to have an adverse impact on the level and timing of maintenance expenditures of oil, gas and power companies. Our failure to obtain projects, the delay in project awards, the cancellation of projects or project commencement delays are factors that result in under-utilization of our resources, which would adversely impact revenue, operating results and cash flow.

Our results of operations depend upon the award of new contracts and the timing of those awards.

Our revenues are derived primarily from contracts awarded on a project-by-project basis. Generally, it is difficult to predict whether and when we will be awarded a new contract due to lengthy and complex bidding and selection processes, changes in existing or forecasted market conditions, access to financing, governmental regulations, permitting and environmental matters. Because our revenues are derived from contract awards, our results of operations and cash flows can fluctuate materially from period to period.

The uncertainty associated with the timing of contract awards may reduce our short-term profitability as we balance our current capacity with expectations of future contract awards. If an expected contract award is delayed or not received, we could incur costs to maintain an idle workforce that may have a material adverse effect on our results of operations. Alternatively, we may decide that our long-term interests are best served by reducing our workforce and incurring increased costs associated with severance and termination benefits which also could have a material adverse effect on our results of operations for the period when incurred. Reducing our workforce could also impact our results of operations if we are unable to adequately staff projects that are awarded subsequent to a workforce reduction.

We face substantial competition in each of our business segments, which may have a material adverse effect on our business.

We face competition in all areas of our business from regional, national and international competitors. Our competitors range from small family owned businesses to well-established, well-financed entities, both privately and publicly held, including many major equipment manufacturers, large engineering and construction companies and specialty contractors. We compete primarily on the basis of price, customer satisfaction, safety performance and programs, quality of our products and services, and schedule. As a result of the continuing effects of the economic slowdown on capital and maintenance spending, we may continue to experience pressure on our operating margins.

Our backlog is subject to unexpected fluctuations, adjustments and cancellations and does not include the full value of our long-term maintenance contracts, and therefore, may not be a reliable indicator of our future earnings.

Backlog may not be a reliable indicator of our future performance. We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog that could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination rights, therefore, project adjustments may occur from time to time to contracts in our backlog.

The loss of one or more of our significant customers could adversely affect us.

One or more customers have in the past and may in the future contribute a material portion of our revenues in any one year. Because these significant customers generally contract with us for specific projects or for specific periods of time, we may lose these customers from year to year as the projects or maintenance contracts are completed. The loss of business from any one of these customers could have a material adverse effect on our business or results of operations.

The terms of our contracts could expose us to unforeseen costs and costs not within our control, which may not be recoverable and could adversely affect our results of operations and financial condition.

A significant amount of our work is performed under fixed price contracts. Under fixed-price contracts, we agree to perform the contract for a fixed-price and, as a result, can improve our expected profit by superior execution, productivity, workplace safety and other factors resulting in cost savings. However, we could incur cost overruns above the approved contract price, which may not be recoverable. Under certain incentive fixed-price contracts, we may agree to share with a customer a portion of any savings we are able to generate while the customer agrees to bear a portion of any increased costs we may incur up to a negotiated ceiling. To the extent costs exceed the negotiated ceiling price, we may be required to absorb some or all of the cost overruns.

Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications, personnel and productivity, material needs, and site conditions. These estimates and assumptions may prove inaccurate or conditions may change due to factors out of our control, resulting in cost overruns, which we may be required to absorb and which could have a material adverse effect on our business, financial condition and results of operations. In addition, our profits from these contracts could decrease or we could experience losses if we incur difficulties in performing the contracts or are unable to secure fixed-pricing commitments from our manufacturers, suppliers and subcontractors at the time we enter into fixed-price contracts with our customers.

Under cost-plus and time-and-material contracts, we perform our services in return for payment of our agreed upon reimbursable costs plus a profit. The profit component is typically expressed in the contract either as a percentage of the reimbursable costs we actually incur or is factored into the rates we charge for labor or for the cost of equipment and materials, if any, we are required to provide. Our profit could be negatively impacted if our actual costs exceed the estimated costs utilized to establish the billing rates included in the contracts.

Many of our fixed-price or cost-plus contracts require us to satisfy specified progress milestones or performance standards in order to receive a payment. Under these types of arrangements, we may incur significant costs for labor, equipment and supplies prior to receipt of payment. If the customer fails or refuses to pay us for any reason, there is no assurance we will be able to collect amounts due to us for costs previously incurred. In some cases, we may find it necessary to terminate subcontracts with suppliers engaged by us to assist in performing a contract and we may incur costs or penalties for canceling our commitments to them.

If we are unable to collect amounts owed to us under our contracts, we may be required to record a charge against previously recognized earnings related to the project, and our liquidity, financial condition and results of operations could be adversely affected.

We may incur significant costs in providing services in excess of original project scope without having an approved change order.

After commencement of a contract, we may perform, without the benefit of an approved change order from the customer, additional services requested by the customer that were not contemplated in our contract price for various reasons, including customer changes or incomplete or inaccurate engineering, project specifications and other similar information provided to us by the customer. Our construction contracts generally require the customer to compensate us for additional work or expenses incurred under these circumstances.

A failure to obtain adequate compensation for these matters could require us to record in the current period an adjustment to revenue and profit recognized in prior periods under the percentage-of-completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition, particularly for the period in which such adjustments are made. We cannot assure you that we will be successful in obtaining, through negotiation, arbitration, litigation or otherwise, approved change orders in an amount adequate to compensate us for our additional work or expenses.

Our profitability could be negatively impacted if we are not able to maintain appropriate utilization of our workforce.

The extent to which we utilize our workforce affects our profitability. If we under utilize our workforce, our project gross margins and overall profitability suffer in the short-term. If we over utilize our workforce, we may negatively impact safety, employee satisfaction and project execution, which could result in a decline of future project awards. The utilization of our workforce is impacted by numerous factors including:

- our estimate of the headcount requirements for various operating units based upon our forecast of the demand for our products and services;
- our ability to maintain our talent base and manage attrition;
- our ability to schedule our portfolio of projects to efficiently utilize our employees and minimize downtime between project assignments; and
- our need to invest time and resources into functions such as training, business development, employee recruiting, and sales that are not chargeable to customer projects.

Our use of percentage-of-completion accounting for fixed-price contracts and our reporting of profits for cost-plus contracts prior to contract completion could result in a reduction or elimination of previously reported profits.

Our revenues are recognized using the percentage-of-completion method of accounting. Under percentage-of-completion accounting, contract revenues and earnings are recognized ratably over the contract term based on the proportion of actual costs incurred to total estimated contract costs. In addition, some contracts contain penalty provisions for failure to achieve certain milestones, schedules or performance standards. We review our estimates of contract revenues, costs and profitability on a monthly basis. As a result, we may adjust our estimates on one or more occasions as a result of changes in cost estimates, change orders to the original contract, or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors.

If estimates of costs to complete fixed price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated in the period the loss is determined. Contract profit estimates are also adjusted, on a percentage of completion basis, in the fiscal period in which it is determined that an adjustment is required. No restatements are made to prior periods. Further, a number of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts, and adjustments related to these incentives and penalties are recorded on a percentage of completion basis in the period when estimable and probable.

As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists that we could have estimated and reported a profit on a contract over several prior periods and later determine that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made.

We are exposed to credit risk from customers. If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or we could be unable to recover amounts owed to us.

Under the terms of our contracts, at times we commit resources to customer projects prior to receiving payments from customers in amounts sufficient to cover expenditures on these projects as they are incurred. Delays in customer payments require an investment in working capital. If customers default in making payments on projects, it could have an adverse effect on our financial position, results of operations and cash flows.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimation by our management include:

- contract costs and application of percentage-of-completion accounting;
- provisions for uncollectible receivables from customers for invoiced amounts;
- the amount and collectability of unapproved change orders and claims against customers;
- provisions for income taxes and related valuation allowances;
- recoverability of goodwill and intangible assets;
- valuation of assets acquired and liabilities assumed in connection with business combinations; and
- accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could materially differ from these estimates.

An inability to attract and retain qualified personnel, and in particular, engineers, project managers and skilled craft workers, could impact our ability to perform on our contracts, which could harm our business and impair our future revenues and profitability.

Our ability to attract and retain qualified engineers, project managers, skilled craftsmen and other experienced professionals in accordance with our needs is an important factor in our ability to maintain profitability and grow our business. The market for these professionals is competitive, particularly during periods of economic growth when the supply is limited. We cannot provide any assurance that we will be successful in our efforts to retain or attract qualified personnel when needed. Therefore, when we anticipate or experience growing demand for our services, we may incur additional cost to maintain a professional staff in excess of our current contract needs in an effort to have sufficient qualified personnel available to address this anticipated demand. If we do incur additional compensation and benefit costs, our customer contracts may not allow us to pass through these costs.

Competent and experienced engineers, project managers, and craft workers are especially critical to the profitable performance of our contracts, particularly on our fixed-price contracts where superior design and execution of the project can result in profits greater than originally estimated or where inferior design and project execution can reduce or eliminate estimated profits or even result in a loss.

Our project managers are involved in most aspects of contracting and contract execution including:

- supervising the bidding process, including providing estimates of significant cost components, such as material and equipment needs, and the size, productivity and composition of the workforce;

- negotiating contracts;
- supervising project performance, including performance by our employees, subcontractors and other third-party suppliers and vendors;
- estimating costs for completion of contracts that is used to estimate amounts that can be reported as revenues and earnings on the contract under the percentage-of-completion method of accounting;
- negotiating requests for change orders and the final terms of approved change orders; and
- determining and documenting claims by us for increased costs incurred due to the failure of customers, subcontractors and other third-party suppliers of equipment and materials to perform on a timely basis and in accordance with contract terms.

Work stoppages and other labor problems could adversely affect us.

Some of our employees are represented by labor unions. The Company has in excess of 50 collective bargaining agreements with various labor unions. The most significant agreements include the following:

Trade	Local #	Location	Expires
Boilermaker	28	Bayonne, N.J.	12/31/2011
Boilermaker	13	Philadelphia, PA.	9/29/2012
Electrician	351	Winslow, N.J.	10/04/2011
National Travel Lodge	All	National	10/31/2013
Electrician	102	Parsippany, N.J.	6/02/2014
Electrician	164	Paramus, N.J.	5/31/2012

The Company is also working under a number of other agreements that cover a smaller number of employees. These agreements expire within the next five years. For those agreements with upcoming expiration dates, the Company is currently negotiating renewals and expects that the renewals will be successfully completed. To date, the Company has not experienced any significant work stoppages or other significant labor problems in connection with its collective bargaining agreements. A lengthy strike or other work stoppage on any of our projects could have a material adverse effect on our business and results of operations due to an inability to complete contracted projects in a timely manner. From time to time, we have also experienced attempts to unionize certain of our merit employees. While these efforts have only achieved limited success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future.

We contribute to multi-employer plans that could result in liabilities to us if those plans are terminated or if we withdraw from those plans.

We contribute to several multi-employer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of, such plan. We do not routinely review information on the net assets and actuarial present value of the multi-employer pension plans' unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if the funding of any of these multi-employer plans becomes in "critical status" under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

Future events, including those associated with our growth strategy, could negatively affect our liquidity position.

We can provide no assurance that we will have sufficient cash from operations or the credit capacity to meet all of our future cash needs should we encounter significant working capital requirements or incur significant acquisition costs. Insufficient cash from operations, significant working capital requirements, and contract disputes have in the past, and could in the future, reduce availability under our credit facility.

There are integration and consolidation risks associated with our acquisition strategy. Future acquisitions may result in significant transaction expenses, unexpected liabilities and risks associated with entering new markets, and we may be unable to profitably operate these businesses.

An aspect of our business strategy is to make strategic acquisitions in markets where we currently operate as well as in markets in which we have not previously operated.

We may lack sufficient management, financial and other resources to successfully integrate future acquisitions. Any future acquisitions may result in significant transaction expenses, unexpected liabilities and risks associated with entering new markets in addition to the integration and consolidation risks.

If we make any future acquisitions, we likely will have exposure to third parties for liabilities of the acquired business or assets that may or may not be adequately covered by insurance or by indemnification, if any, from the former owners of the acquired business or assets. Any of these unexpected liabilities could have a material adverse effect on our business.

We are involved, and are likely to continue to be involved in legal proceedings, which will increase our costs and, if adversely determined, could have a material effect on our financial condition and results of operations.

We are currently a defendant in legal proceedings arising from the operation of our business and it is reasonable to expect that we would be named in future actions. Many of the actions against us arise out of the normal course of performing services on project sites, and include claims for workers' compensation, personal injury and property damage. From time to time, we are also named as a defendant for actions involving the violation of federal and state labor laws related to employment practices and wages and benefits and in contract disputes with customers. We also are, and are likely to continue to be, a plaintiff in legal proceedings against customers seeking to recover payment of contractual amounts due to us as well as claims for increased costs incurred by us resulting from, among other things, services performed by us at the request of a customer that are in excess of original project scope that are later disputed by the customer and customer-caused delays in our contract performance.

We maintain insurance against operating hazards in amounts that we believe are customary in our industry. However, our insurance has deductibles and coverage exclusions so we cannot provide assurance that we are adequately insured against all types of risks that are associated with the conduct of our business. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations.

Litigation, regardless of its outcome, is expensive, typically diverts the efforts of our management away from operations for varying periods of time, and can disrupt or otherwise adversely impact our relationships with current or potential customers and suppliers. Payment and claim disputes with customers may also cause us to incur increased interest costs resulting from incurring indebtedness under our revolving line of credit or receiving less interest income resulting from fewer funds invested due to the failure to receive payment for disputed claims and accounts.

Our projects expose us to potential professional liability, product liability, warranty and other claims, which could be expensive, damage our reputation and harm our business. We may not be able to obtain or maintain adequate insurance to cover these claims.

We perform construction and maintenance services at large industrial facilities where accidents or system failures can be disastrous and costly. Any catastrophic occurrence in excess of our insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us by our customers, including claims for cost overruns and the failure of the project to meet contractually specified milestones or performance standards. Further, the rendering of our services on these projects could expose us to risks and claims by third parties and governmental agencies for personal injuries, property damage and environmental matters, among others. Any claim, regardless of its merit or eventual outcome, could result in substantial costs, divert management's attention and create negative publicity, particularly for claims relating to environmental matters where the amount of the claim could be extremely large. We may not be able to or may choose not to obtain or maintain insurance coverage for the types of claims described above. If we are unable to obtain insurance at an acceptable cost or otherwise protect against the claims described above, we will be exposed to significant liabilities, which may materially and adversely affect our financial condition and results of operations.

Employee, subcontractor or partner misconduct or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenues and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, subcontractors or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with safety standards, laws and regulations, customer requirements, regulations pertaining to the internal controls over financial reporting, environmental laws and any other applicable laws or regulations. The precautions we take to prevent and detect these activities may not be effective, since our internal controls are subject to inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud.

Form 10-K

Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, damage our relationships with customers, reduce our revenues and profits and subject us to criminal and civil enforcement actions.

We rely on internally and externally developed software applications and systems to support critical functions including project management, estimating, human resources, accounting, and financial reporting. Any sudden loss, disruption or unexpected costs to maintain these systems could significantly increase our operational expense as well as disrupt the management of our business operations.

We rely on various software systems to operate our critical operating and administrative functions. We depend on our software vendors to provide long-term software maintenance support for our information systems. Software vendors may decide to discontinue further development, integration or long-term software maintenance support for our information systems, in which case we may need to abandon one or more of our current information systems and migrate some or all of our project management, human resources, estimating, accounting and financial information to other systems, thus increasing our operational expense as well as disrupting the management of our business operations.

Our business may be affected by difficult work sites and environments, which may adversely affect our overall business.

We perform our work under a variety of conditions, including, but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted. Performing work under these conditions can slow our progress, potentially causing us to incur contractual liability to our customers. These difficult conditions may also cause us to incur additional, unanticipated costs that we might not be able to pass on to our customers.

We are susceptible to adverse weather conditions, which may harm our business and financial results.

Our business may be adversely affected by severe weather in areas where we have significant operations. Repercussions of severe weather conditions may include:

- curtailment of services;
- suspension of operations;
- inability to meet performance schedules in accordance with contracts;
- weather related damage to our facilities;
- disruption of information systems;
- inability to receive machinery, equipment and materials at jobsites; and
- loss of productivity.

Environmental factors and changes in laws and regulations could increase our costs and liabilities.

Our operations are subject to environmental laws and regulations, including those concerning emissions into the air; discharges into waterways; generation, storage, handling, treatment and disposal of hazardous material and wastes; and health and safety.

Our projects often involve highly regulated materials, including hazardous wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with federal, state and local environmental laws and regulations or associated environmental permits could subject us to the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted projects.

In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and the comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of clean-up can be imposed upon any responsible party.

We are subject to numerous other laws and regulations including those related to the business registrations and licenses, environment, workplace, employment, health and safety. These laws and regulations are complex, change frequently and could become more stringent in the future. It is impossible to predict the effect on us of any future changes to these laws and regulations. We can provide no absolute assurance that our operations will continue to comply with future laws and regulations or that the costs to comply with these laws and regulations and/or a failure to comply with these laws will not significantly adversely affect our business, financial condition and results of operations.

Earnings for future periods may be affected by impairment charges.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. We perform annual goodwill and intangible asset impairment reviews in the fourth quarter of every fiscal year. In addition, we perform an impairment review whenever events or changes in circumstances indicate the carrying value of goodwill or an intangible or fixed asset may not be recoverable. At some future date, we may determine that significant impairment has occurred, which could require us to write off an additional portion of our assets and could adversely affect our financial condition or results of operations.

Earnings for future periods may be negatively impacted by foreign currency exchange rates.

We are exposed to financial risk as a result of changes in foreign currency exchange rates. The exposure relates to receivables, payables, and intercompany loans utilized to finance foreign subsidiaries in Canada. Future growth in foreign operations in Canada and other countries may expose the Company to additional risk. While we seek to minimize this risk through our contracting strategies and cash management, we may, depending on the magnitude of the risk, elect to utilize currency hedging. To the extent these risk mitigation strategies are ineffective, fluctuations in foreign currency exchange rates could negatively impact our operating results and financial condition.

International operations are subject to a number of risks that could negatively affect future operating results or subject us to criminal and civil enforcement actions.

We are seeking to expand our business to the Caribbean and certain Latin American countries. International business is subject to a variety of risks, including:

- lack of developed legal systems to enforce contractual rights;
- greater risk of uncontrollable accounts and longer collection cycles;
- foreign currency exchange volatility;
- uncertain and changing tax rules, regulations and rates;
- logistical and communication challenges;
- potentially adverse changes in laws and regulatory practices;
- general economic, political and financial conditions in foreign markets; and
- exposure to civil or criminal liability under the Foreign Corrupt Practices Act, trade and export control regulations as well as other international regulations.

International risks and violations of international regulations may negatively affect future operating results or subject us to criminal or civil enforcement actions. Although we have policies and procedures to monitor legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate these requirements. As a result, our international risk exposure may be more or less than the percentage of revenues attributed to our international operations.

Our credit facility imposes restrictions that may limit business alternatives.

Our senior revolving credit facility contains covenants that restrict or limit our ability to incur additional debt, acquire or dispose of assets, repurchase equity, or make certain distributions, including dividends. In addition, our credit facility requires that we comply with a number of financial covenants. These covenants and restrictions may impact our ability to effectively execute operating and strategic plans and our operating performance may not be sufficient to comply with the required covenants.

Our failure to comply with one or more of the covenants in our credit facility could result in an event of default. We can provide no assurance that a default could be remedied, or that our creditors would grant a waiver or amend the terms of the credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding under the facility to be immediately due and payable, terminate all commitments, refuse to extend further credit, and require us to provide cash to collateralize any outstanding letters of credit. If an event of default occurs and the lenders under the credit facility accelerate the maturity of any loans or other debt outstanding, we may not have sufficient liquidity to repay amounts outstanding under the existing agreement.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

To the extent that cash flow from operations, together with available borrowings under our credit facility, are insufficient to make future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

Risk Factors Related to Our Common Stock

Our common stock, which is listed on the NASDAQ Global Select Market, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and our stockholders may not be able to resell their shares of common stock at or above the purchase price paid.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

- the risk factors described in this Item 1A;
- the significant concentration of ownership of our common stock in the hands of a small number of institutional investors;
- a shortfall in operating revenue or net income from that expected by securities analysts and investors;
- changes in securities analysts' estimates of our financial performance or the financial performance of our competitors or companies in our industry;
- general conditions in our customers' industries; and
- general conditions in the security markets.

Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding stock.

The issuance of additional common stock or securities convertible into our common stock would result in dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. In addition, we are authorized to issue, without stockholder approval, a significant number of additional shares of our common stock and securities convertible into either common stock or preferred stock.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The principal properties of Matrix Service at June 30, 2011 were as follows:

Location	Description of Facility	Segment	Interest
Tulsa, Oklahoma	Corporate headquarters	Corporate	Leased
Alton, Illinois	Regional office and warehouse	Repair & Maintenance	Leased
Bellingham, Washington	Regional office and warehouse	Construction and Repair & Maintenance	Owned
Catoosa, Oklahoma	Fabrication facility, regional office and warehouse	Construction and Repair & Maintenance	Owned (1)
Cranbury, New Jersey	Sales office	Construction and Repair & Maintenance	Leased
Deer Park, Texas	Recruiting center	Construction and Repair & Maintenance	Leased
Eddystone, Pennsylvania	Regional office	Construction and Repair & Maintenance	Leased
Eddystone, Pennsylvania	Fabrication facility and warehouse	Construction and Repair & Maintenance	Leased
Houston, Texas	Regional office and warehouse	Construction and Repair & Maintenance	Owned
Houston, Texas	Regional office	Construction and Repair & Maintenance	Leased
Orange, California	Fabrication facility, regional office and warehouse	Construction and Repair & Maintenance	Owned
Kansas City, Missouri	Regional office and warehouse	Repair & Maintenance	Leased
Mahwah, New Jersey	Regional office	Construction	Leased
Newark, Delaware	Warehouse	Construction and Repair & Maintenance	Leased
Norwich, Connecticut	Sales office	Construction and Repair & Maintenance	Leased
Rahway, New Jersey	Regional office and warehouse	Construction and Repair & Maintenance	Leased
Sewickley, Pennsylvania	Regional office	Construction and Repair & Maintenance	Leased
Suisun City, California	Regional office and warehouse	Repair & Maintenance	Leased
Temperance, Michigan	Regional office and warehouse	Construction and Repair & Maintenance	Owned
Calgary, Alberta, Canada	Sales office	Construction and Repair & Maintenance	Leased
Leduc, Alberta, Canada	Regional office and warehouse	Construction and Repair & Maintenance	Leased
Saint John, New Brunswick, Canada	Regional office	Repair & Maintenance	Leased
Sarnia, Ontario, Canada	Regional office and warehouse	Repair & Maintenance	Owned

(1) Facilities were constructed by the Company in 2002 and 2003 on land acquired through the execution of a 15-year ground lease with renewal provisions for five additional terms of five years each.

In addition to the locations listed above, Matrix Service has temporary office facilities at numerous customer locations throughout the United States and Canada.

Item 3. Legal Proceedings

We are a party to a number of legal proceedings. We believe that the nature and number of these proceedings are typical for a company of our size engaged in our type of business and that none of these proceedings will result in a material effect on our business, results of operations or financial condition.

Item 4. Reserved

None

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol "MTRX". The following table sets forth the high and low sale prices for our common stock as reported by NASDAQ for the periods indicated:

	Fiscal 2011		Fiscal 2010	
	High	Low	High	Low
First quarter	$10.00	$ 8.45	$11.74	$9.59
Second quarter	12.49	8.61	10.68	8.56
Third quarter	14.42	10.81	12.20	9.43
Fourth quarter	14.48	11.52	12.38	8.58

As of August 31, 2011, there were 32 holders of record of our common stock. We believe that the number of beneficial owners of our common stock is substantially greater than the number of holders of record.

Dividend Policy

We have never paid cash dividends on our common stock, and the terms of our credit agreement limit the amount of cash dividends we can pay. We currently intend to retain earnings to finance the growth of our business. Any future dividend payments will depend on our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant.

Issuer Purchases of Equity Securities

The table below sets forth the information with respect to purchases made by the Company of its common stock during the fourth quarter of the fiscal year ended June 30, 2011.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2011				
Share Repurchase Program (A)	—	—	—	3,000,000
Employee Transactions (B)	—	—	—	
May 1 to May 31, 2011				
Share Repurchase Program (A)	—	—	—	3,000,000
Employee Transactions (B)	1,656	$12.47	—	
June 1 to June 30, 2011				
Share Repurchase Program (A)	—	—	—	3,000,000
Employee Transactions (B)	449	$13.09	—	

(A) On February 4, 2009 our Board of Directors authorized a stock buyback program that allows the Company to purchase up to 3,000,000 shares of common stock provided that such purchases do not exceed $25.0 million in any calendar year commencing in calendar year 2009 and continuing through calendar year 2012.

(B) Represents shares withheld to satisfy the employee's tax withholding obligation that is incurred upon the vesting of deferred shares granted under the Company's stock incentive plans.

Item 6. Selected Financial Data

Selected Financial Data
(In thousands, except percentages and per share data)

	Twelve Months Ended					One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	May 31, 2008	May 31, 2007	June 30, 2009 (1)
Revenues	$627,052	$550,814	$689,720	$731,301	$639,846	$ 45,825
Gross profit	74,914	52,922	94,323	75,117	65,886	5,149
Gross profit %	11.9%	9.6%	13.7%	10.3%	10.3%	11.2%
Selling, general and administrative expenses	44,014	45,169	47,006	40,566	32,836	3,570
Operating income	30,900	7,753	47,317	34,551	33,050	1,579
Net income	18,982	4,876	30,589	21,414	19,171	994
Earnings per share-diluted	0.71	0.18	1.16	0.80	0.74	0.04
Working capital	115,412	95,740	82,460	60,826	51,306	82,948
Total assets	306,436	284,808	303,451	274,593	242,909	299,961
Long-term debt	38	259	850	1,000	836	777
Capital expenditures	10,416	5,302	9,983	18,302	13,120	348
Cash flows provided by operations	22,749	4,399	38,624	45,596	11,358	18,906
Backlog	405,118	353,216	401,073	467,308	356,403	392,097

(1) On July 30, 2009 the Company's Board of Directors approved a change in the Company's fiscal year end from May 31 to June 30, beginning July 1, 2009. As a result of the change, the Company had a transition period for the one month ended June 30, 2009.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP represents a comprehensive set of accounting and disclosure rules and requirements, the application of which requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K, contains a comprehensive summary of our significant accounting policies. The following is a discussion of our most critical accounting policies, estimates, judgments and uncertainties that are inherent in our application of GAAP.

CRITICAL ACCOUNTING ESTIMATES

Revenue Recognition

Matrix Service records profits on fixed-price contracts on a percentage-of-completion basis, primarily based on costs incurred to date compared to the total estimated contract cost. Matrix Service records revenue on reimbursable and time and material contracts on a proportional performance basis as costs are incurred. Contracts in process are valued at cost plus accrued profits less billings on uncompleted contracts. Contracts are generally considered substantially complete when field construction is completed. The elapsed time from award of a contract to completion of performance may be in excess of one year. Matrix Service includes pass-through revenue and costs on cost-plus contracts, which are customer-reimbursable materials, equipment and subcontractor costs, when Matrix Service determines that it is responsible for the procurement and management of such cost components.

Matrix Service has numerous contracts that are in various stages of completion which require estimates to determine the appropriate cost and revenue recognition. Matrix Service has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs, and accordingly, does not believe significant fluctuations are likely to materialize. However, current estimates may be revised as additional information becomes available. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated. A number of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts. Adjustments related to these incentives and penalties are recorded in the period on a percentage of completion basis when estimable and probable.

Indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs, are charged to projects based upon direct labor hours and overhead allocation rates per direct labor hour. Warranty costs are normally incurred prior to project completion and are charged to project costs as they are incurred. Warranty costs incurred subsequent to project completion were not material for the periods presented. Overhead allocation rates are established annually during the budgeting process and evaluated for accuracy throughout the year based upon actual direct labor hours and actual costs incurred.

Claims Recognition

Claims are amounts in excess of the agreed contract price that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of anticipated additional costs incurred by us. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. If all of the following requirements are met, revenue from a claim is recorded only to the extent that we have incurred costs relating to the claim. We must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by the Company and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

As of June 30, 2011 and June 30, 2010, costs and estimated earnings in excess of billings on uncompleted contracts included revenues for unapproved change orders of $5.1 million and $3.0 million, respectively. There were no claims included in costs and estimated earnings in excess of billings on uncompleted contracts as of June 30, 2011 or June 30, 2010. Historically, our collections for unapproved change orders and other claims have approximated the amount of revenue recognized.

Loss Contingencies

Various legal actions, claims, and other contingencies arise in the normal course of our business. Contingencies are recorded in the consolidated financial statements, or are otherwise disclosed, in accordance with ASC 450-20, "Loss Contingencies". Specific reserves are provided for loss contingencies to the extent we conclude that a loss is both probable and estimable. We use a case-by-case evaluation of the underlying data and update our evaluation as further information becomes known. We believe that any amounts exceeding our recorded accruals should not materially affect our financial position, results of operations or liquidity. However, the results of litigation are inherently unpredictable and the possibility exists that the ultimate resolution of one or more of these matters could result in a material effect on our financial position, results of operations or liquidity.

Legal costs are expensed as incurred.

Insurance Reserves

We maintain insurance coverage for various aspects of our operations. However, we retain exposure to potential losses through the use of deductibles, coverage limits and self-insured retentions. As of June 30, 2011 and June 30, 2010, insurance reserves totaling $7.5 million and $8.3 million, respectively, are included on our balance sheet. These amounts represent our best estimate of our ultimate obligations for asserted claims, insurance premium obligations, and claims incurred but not yet reported at the balance sheet dates. We establish reserves for claims using a combination of actuarially determined estimates and management judgment on a case-by-case basis and update our evaluations as further information becomes known. Judgments and assumptions, including the assumed losses for claims incurred but not reported, are inherent in our reserve accruals; as a result, changes in assumptions or claims experience could result in changes to these estimates in the future. If actual results of claim settlements are different than the amounts estimated we may be exposed to gains or losses that could be significant. A hypothetical ten percent unfavorable change in our claim reserves at June 30, 2011 would have reduced fiscal 2011 pretax income by $0.6 million.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the acquisition date fair value of the net identifiable tangible and intangible assets acquired. In accordance with current accounting guidance, goodwill is not amortized and is tested at least annually for impairment at the reporting unit level.

We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant additional analysis. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess.

Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Significant judgments and assumptions including the discount rate, anticipated revenue growth rate and gross margins, estimated operating and interest expense, and capital expenditures are inherent in these fair value estimates, which are based on our operating and capital budgets as well as strategic plans. As a result, actual results may differ from the estimates utilized in our discounted cash flow analysis. The use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and could result in the recognition of an impairment charge in the financial statements. As a result of these uncertainties, we utilize multiple scenarios and assign probabilities to each of the scenarios in the discounted cash flow analysis.

Although we do not anticipate a future impairment charge, certain events could occur that would adversely affect the reported value of goodwill. Such events could include, but are not limited to, a change in economic or competitive conditions, a significant change in the project plans of our customers, the economic condition of the customers and industries we serve, and a material negative change in the relationships with one or more of our significant customers. If our judgments and assumptions change as a result of the occurrence of any of these events or other events that we do not currently anticipate, our expectations as to future results and our estimate of the implied value of one or more of our reporting units also may change.

We performed our annual impairment test in the fourth quarter to determine whether an impairment existed and to determine the amount of headroom at May 31, 2011. We define headroom as the percentage difference between the fair value of a reporting unit and its carrying value. The amount of headroom varies by reporting unit. Approximately 55% of our goodwill balance is attributable to one reporting unit. This unit had headroom of 26% at May 31, 2011. We have two additional reporting units with goodwill representing 15% and 14% of the total goodwill balance with headroom of 94% and 82%, respectively.

Our significant assumptions, including revenue growth rates, gross margins, operating and interest expense and other factors, have been reasonably accurate in recent years, but may change in light of changes in the economic environment in which we operate. Assuming that all other components of our fair value estimate remain unchanged, a change in the following assumptions would have the following effect on headroom:

- if the growth rate of estimated revenue decreases by one percentage point, the headroom of the reporting units referenced above would be reduced from 26%, 94% and 82% to 24%, 91% and 77%, respectively;
- if our estimate of gross margins decreases one percentage point, the headroom of the reporting units referenced above would be reduced from 26%, 94% and 82% to 10%, 68% and 68%, respectively; and
- if the applicable discount rate increases one percentage point the headroom of the reporting units referenced above would be reduced from 26%, 94% and 82% to 17%, 78% and 68%, respectively.

Recently Issued Accounting Standards

There are no recently issued accounting standards that we believe will have a material affect on our financial statements, results of operations or liquidity.

Results of Operations

Overview

The Company has two reportable segments, Construction Services and Repair and Maintenance Services. The majority of the work for both segments is performed in the United States, with 4.8% of revenues generated in Canada during fiscal 2011 as compared to 5.8% in fiscal 2010.

The primary services of our Construction Services segment are aboveground storage tanks for the bulk storage/terminal industry, capital construction for the downstream petroleum industry, specialty construction, and electrical/instrumentation services for various industries. These services, including civil/structural, mechanical, piping, electrical and instrumentation, millwrighting, and fabrication, are provided for projects of varying complexities, schedule durations, and budgets. Our project experience includes renovations, retrofits, modifications and expansions to existing facilities as well as construction of new facilities.

The primary services of our Repair and Maintenance Services segment are aboveground storage tank repair and maintenance services, planned major and routine maintenance for the downstream petroleum industry, specialty repair and maintenance services and electrical and instrumentation repair and maintenance.

Significant fluctuations in revenues, gross profits and operating results are discussed below on a consolidated basis and for each segment.

Change in Fiscal Year

On July 30, 2009, the Company's Board of Directors approved a change in the Company's fiscal year end from May 31 to June 30, beginning July 1, 2009. As a result of the change, the Company had a transition period for the one month ended June 30, 2009 ("June Transition Period").

The Company's results of operations for the 12 months ended June 30, 2011 ("fiscal 2011"), the 12 months ended June 30, 2010 ("fiscal 2010"), the 12 months ended May 31, 2009 ("fiscal 2009"), and the June Transition Period are discussed below.

Matrix Service Company

Results of Operations
(In thousands)

	Construction Services	Repair and Maintenance Services	Total
Fiscal Year 2011			
Consolidated revenues	$364,498	$262,554	$ 627,052
Gross profit	49,484	25,430	74,914
Selling, general and administrative expenses	26,125	17,889	44,014
Operating income	23,359	7,541	30,900
Net income	14,519	4,463	18,982
Fiscal Year 2010			
Consolidated revenues	$321,254	$229,560	$ 550,814
Gross profit	34,374	18,548	52,922
Selling, general and administrative expenses	28,417	16,752	45,169
Operating income	5,957	1,796	7,753
Net income	3,673	1,203	4,876
Fiscal Year 2009			
Consolidated revenues	$395,240	$294,480	$ 689,720
Gross profit	50,959	43,364	94,323
Selling, general and administrative expenses	28,848	18,158	47,006
Operating income	22,111	25,206	47,317
Net income	14,207	16,382	30,589
June Transition Period			
Consolidated revenues	$ 28,531	$ 17,294	$ 45,825
Gross profit	3,251	1,898	5,149
Selling, general and administrative expenses	2,110	1,460	3,570
Operating income	1,141	438	1,579
Net income	720	274	994
Variances Fiscal Year 2011 to Fiscal Year 2010			
Consolidated revenues	$ 43,244	$ 32,994	$ 76,238
Gross profit	15,110	6,882	21,992
Selling, general and administrative expenses	2,292	(1,137)	1,155
Operating income	17,402	5,745	23,147
Net income	10,846	3,260	14,106
Variances Fiscal Year 2010 to Fiscal Year 2009			
Consolidated revenues	$ (73,986)	$ (64,920)	$(138,906)
Gross profit	(16,585)	(24,816)	(41,401)
Selling, general and administrative expenses	431	1,406	1,837
Operating income	(16,154)	(23,410)	(39,564)
Net income	(10,534)	(15,179)	(25,713)

The Company's results were affected by the following items:

Non-routine Charges

The California Pay Practices class action lawsuits – We recorded a pretax charge of $5.1 million in fiscal 2010 related to this matter. The charge was recorded as an increase to cost of revenues with $2.3 million allocated to the Construction Services Segment and $2.8 million charged to the Repair and Maintenance Services Segment. The charge is more fully in Note 8—Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report. This charge is referred to as the "charge on a legal matter" throughout our discussion of financial results in this Item 7.

Claims receivable write-down – We recorded pretax charges totaling $2.9 million in fiscal 2010 caused by a write-down of the value of claim receivables acquired in the February 2009 acquisition of S.M. Electric Company, Inc. ("SME"). Of the charge, $2.5 million was the result of the recorded value of a claim exceeding the arbitration award. The remaining $0.4 million charge related to a separate claim receivable and was recorded in conjunction with our on-going assessment of the recoverability of the recorded value of the claim receivables. These charges are collectively referred to as the "claims receivable write-off" in our discussion of financial results in this Item 7 and were recorded as an increase to selling, general and administrative ("SG&A") expenses. This charge is more fully discussed in Note 3—Acquisitions of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Claims receivable collection costs – Costs incurred to collect the claims acquired in the SME acquisition were higher than estimated and resulted in a pretax charge of $1.9 million in fiscal 2010 and $0.3 million in fiscal 2011. These charges are referred to as the "claims receivable excess collection costs" in our discussion of financial results in this Item 7 and were recorded as an increase to SG&A expense. These charges are more fully discussed in Note 3—Acquisitions of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Significant Loss on Projects

At June 30, 2010 estimated costs on a series of projects at a large complex in the Gulf Coast were well in excess of previous estimates resulting in a pretax charge of $5.4 million in fiscal 2010. The increased costs were primarily due to difficult working conditions at the site and poorly defined scopes of work which led to inefficiencies, rework and cost overruns. This charge was recorded as a reduction in gross profit in the Construction Services Segment. The charge is referred to as the loss on the "projects at a Gulf Coast site" throughout our discussion of financial results in this Item 7.

Fiscal 2011 Versus Fiscal 2010

Consolidated

Consolidated revenues were $627.1 million in fiscal 2011, an increase of $76.3 million, or 13.9%, from consolidated revenues of $550.8 million in fiscal 2010. The increase in consolidated revenues was a result of an increase of $43.3 million in Construction Services revenues and an increase of $33.0 million in Repair and Maintenance Services revenues.

Consolidated gross profit increased from $52.9 million in fiscal 2010 to $74.9 million in fiscal 2011. The increase of $22.0 million was largely due to the effect of higher revenues combined with an increase in gross margins from 9.6% in fiscal 2010 to 11.9% in fiscal 2011. The gross margin improvement was due to higher margins in both the Construction Services and Repair and Maintenance Services segments where the gross margins increased to 13.6% and 9.7% in fiscal 2011 from 10.7% and 8.1% in fiscal 2010, respectively.

Consolidated SG&A expenses were $44.0 million in fiscal 2011 compared to $45.2 million in fiscal 2010. The net decrease of $1.2 million was primarily due to non-routine charges incurred in fiscal 2010 including the claims receivable write-off of $2.9 million and higher claims receivable excess collection costs in fiscal 2010, offset by higher legal and facility costs as well as higher incentive costs in fiscal 2011 resulting from better operating performance. SG&A expense as a percentage of revenue decreased to 7.0% in fiscal 2011 compared to 8.2% in fiscal 2010.

Net interest expense was $0.7 million in fiscal 2011 and $0.6 million in fiscal 2010. The increase in net interest expense in fiscal 2011 was due to an increase of amortization of debt issuance costs caused by amendment fees paid in fiscal 2011.

Other income in fiscal 2011 and fiscal 2010 was $0.4 million and $0.3 million, respectively, and related primarily to foreign currency transaction gains.

The effective tax rates for fiscal 2011 and fiscal 2010 were 38.0% and 34.2%, respectively. The fiscal 2010 effective tax rate was lower than the statutory rate due to state tax credits and a federal tax deduction for qualifying domestic construction activities.

Construction Services

Revenues for the Construction Services segment were $364.5 million in fiscal 2011, compared with $321.2 million in fiscal 2010. The increase was due to higher Aboveground Storage Tank and Electrical and Instrumentation revenues, which increased to $183.1 million and $84.7 million in fiscal 2011 compared to $135.9 million and $72.0 million in fiscal 2010, respectively. These increases in revenues were partially offset by lower Downstream Petroleum revenues, which were $70.5 million in fiscal 2011 compared to fiscal 2010 revenues of $87.0. Specialty revenues were $26.2 million in fiscal 2011 compared to $26.3 million in fiscal 2010.

Gross profit increased from $34.4 million in fiscal 2010 to $49.5 million in fiscal 2011 due to higher revenues, which increased $43.3 million, combined with higher gross margins which increased to 13.6% in fiscal 2011 compared to 10.8% in fiscal 2010. Fiscal 2010 direct gross margins were negatively affected by a loss of $5.4 million on the projects at a Gulf Coast site. Despite this charge, the direct gross margin was essentially unchanged between fiscal 2011 and fiscal 2010 as we were able to achieve higher direct margins on the balance of our work in fiscal 2010. The primary factor in our improved gross margin was the favorable effect of the improved recovery of overhead costs in fiscal 2011 caused by a higher business volume in fiscal 2011 and a non-routine charge on a legal matter of $2.3 million in fiscal 2010.

Repair and Maintenance Services

Revenues for the Repair and Maintenance Services segment were $262.6 million in fiscal 2011, compared with $229.6 million in fiscal 2010. The increase was primarily due to higher Electrical and Instrumentation revenues which increased to $66.2 million in fiscal 2011 compared to $23.5 million in fiscal 2010. The Electrical and Instrumentation increase was primarily due to higher maintenance work from utilities in the Northeastern United States. Downstream Petroleum revenues were $115.3 million in fiscal 2011 compared to $115.0 million in fiscal 2010. These increases were partially offset by lower Aboveground Storage Tank revenues which decreased to $81.1 million in fiscal 2011 compared to $91.1 million in fiscal 2010.

Gross profit increased from $18.5 million in fiscal 2010 to $25.4 million in fiscal 2011 due to higher revenues, which increased $33.0 million, combined with higher gross margins which increased to 9.7% in fiscal 2011 compared to 8.1% in fiscal 2010. The improvement in fiscal 2011 was primarily due to the favorable effect of the improved recovery of overhead costs caused by a higher business volume in fiscal 2011 and a non-routine charge on a legal matter in fiscal 2010, partially offset by lower direct margins in fiscal 2011.

Fiscal 2010 Versus Fiscal 2009

Consolidated

Consolidated revenues were $550.8 million in fiscal 2010, a decrease of $138.9 million, or 20.1%, from consolidated revenues of $689.7 million in fiscal 2009. The decline in consolidated revenues was due to an overall decline in our level of business volume as our customers were cautious in their short-term spending leading to short and long-term delays in project awards, downsizing of projects, and delays and reductions in maintenance spending. In addition, we did not experience the full effect of the recession in our core markets until the second half of fiscal 2009. Therefore, the comparable prior year revenues were only partially impacted by the effects of the recession.

Consolidated gross profit decreased from $94.3 million in fiscal 2009 to $52.9 million in fiscal 2010. The decrease of $41.4 million was due to lower business volume and lower gross margins which decreased to 9.6% in fiscal 2010 compared to 13.7% a year earlier. The lower gross margins were primarily due to a charge on a legal matter of $5.1 million and the loss of $5.4 million on the projects at a Gulf Coast site. Gross margins in fiscal 2010 and 2009 were negatively affected by a lower volume of business available to recover overhead costs, particularly in fiscal 2010.

Consolidated SG&A expenses were $45.2 million in fiscal 2010 compared to $47.0 million in the prior fiscal year. The net decrease of $1.8 million was the result of our on-going efforts to reduce our cost structure due to an unfavorable business environment and was partially offset by the claims receivable write-off of $2.9 million and claims receivable excess collection costs of $1.9 million. SG&A expense as a percentage of revenue increased to 8.2% in fiscal 2010 compared to 6.8% in fiscal 2009 primarily due to a lower level of revenues in fiscal 2010.

Net interest expense was $0.6 million in fiscal 2010 and $0.2 million in fiscal 2009. The increase in net interest expense in fiscal 2010 was due to lower interest rates earned on invested cash, higher Unused Revolving Credit Facility fees, higher rates on letters of credit issued under the Credit Facility and higher letter of credit balances.

Other income in fiscal 2010 was $0.3 million and related primarily to foreign currency transaction gains. Other income in fiscal 2009 was $0.7 million and related primarily to insurance proceeds received.

The effective tax rates for fiscal 2010 and fiscal 2009 were 34.2% and 36.0%, respectively. The fiscal 2010 effective tax rate was lower than the statutory rate due to state tax credits and a federal tax deduction for qualifying domestic construction activities. In fiscal 2009, certain operating loss carryforwards previously reserved were utilized or deemed to be fully utilizable resulting in a benefit of $1.0 million.

Construction Services

Revenues for the Construction Services segment were $321.2 million in fiscal 2010, compared with $395.2 million in fiscal 2009. The decrease of $74.0 million, or 18.7%, was primarily due to continued delays in project awards and a decline in our customers' capital spending. The lower spending led to declines in Downstream Petroleum, Aboveground Storage Tank and Specialty revenues which declined by $57.2 million, $41.9 million and $1.0 million, respectively. Partially offsetting these declines were higher Electrical and Instrumentation revenues, which increased to $72.0 million in fiscal 2010 compared to $45.9 million a year earlier. The increase in Electrical and Instrumentation revenues was primarily attributable to the inclusion of a full year of SME operations in fiscal 2010 compared to less than four months in fiscal 2009 due to the acquisition in February 2009.

Gross profit decreased from $51.0 million in fiscal 2009 to $34.4 million in fiscal 2010 due to the reduction in revenues and lower gross margins which decreased from 12.9% in fiscal 2009 to 10.8% in fiscal 2010. Fiscal 2010 margins were negatively affected by a lower volume of work which led to a lower recovery of overhead costs, the loss of $5.4 million on the projects at a Gulf Coast site, and the charge on a legal matter of $2.3 million.

Repair and Maintenance Services

Revenues for the Repair and Maintenance Services segment were $229.6 million in fiscal 2010 compared to $294.5 million in fiscal 2009. The decline was due to a lower volume of recurring repair and maintenance work which has resulted in lower Aboveground Storage Tank revenues, which decreased 45.2% to $91.1 million in fiscal 2010 compared to $166.3 million a year earlier. This decline was partially offset by higher Downstream Petroleum and Electrical and Instrumentation revenues, which increased to $115.0 million and $23.5 million in fiscal 2010, compared to $106.2 million and $22.0 million a year earlier.

Gross profit decreased from $43.4 million in fiscal 2009 to $18.5 million in fiscal 2010 due to a reduction in revenues and lower gross margins. Gross margins were 8.1% in fiscal 2010 compared to 14.7% in fiscal 2009. The gross margin reduction was due to lower direct margins, the unfavorable impact of unrecovered overhead costs caused by a lower volume of business and the charge on a legal matter of $2.8 million.

One Month Ended June 30, 2009 Compared to One Month Ended June 30, 2008

Revenues declined $14.2 million, or 23.7%, from $60.0 million in the prior period to $45.8 million in the one month ended June 30, 2009. The decline was due to lower Construction Services revenues, which decreased $7.8 million from $36.3 million in the prior period to $28.5 million in the one month ended June 30, 2009, and lower Repair and Maintenance Services revenues, which decreased $6.4 million from $23.7 million in the prior period to $17.3 million in the one month ended June 30, 2009.

Gross profit decreased $4.7 million to $5.1 million in the one month ended June 30, 2009 compared to $9.8 million in the prior period. The decline in gross profit was due to lower revenues, which decreased 23.7%, and lower gross margins which decreased from 16.3% in the prior period to 11.2% in the one month ended June 30, 2009. The decline in gross margins was due to lower margins in the Construction Services segment which decreased from 15.4% to 11.4% and lower margins in the Repair and Maintenance Services segment which decreased to 11.0% compared to 17.6% a year earlier. Gross margins in both segments were negatively affected by a lower volume of business available to recover overhead costs in the one month ended June 30, 2009.

Income before income taxes decreased $4.5 million, from $6.1 million in the prior period to $1.6 million in the one month ended June 30, 2009. The decline was due to lower gross profit, which decreased $4.7 million, partially offset by lower SG&A expenses.

Non-GAAP Financial Measure

EBITDA is a supplemental, non-GAAP financial measure. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We have presented EBITDA because it is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in similar businesses. We believe that the line item on our Consolidated Statements of Income entitled "Net income" is the most directly comparable GAAP measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance. EBITDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of our ability to fund our cash needs. As EBITDA excludes certain financial information compared with net income, the most directly comparable GAAP financial measure, users of this financial information should consider the type of events and transactions, which are excluded. Our non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because we have borrowed money to finance our operations, pay commitment fees to maintain our credit facility, and incur fees to issue letters of credit under the credit facility, interest expense is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations.
- It does not include income taxes. Because the payment of income taxes is a necessary and ongoing part of our operations, any measure that excludes income taxes has material limitations.
- It does not include depreciation or amortization expense. Because we use capital and intangible assets to generate revenue, depreciation and amortization expense is a necessary element of our cost structure. Therefore, any measure that excludes depreciation or amortization expense has material limitations.

	Reconciliation of EBITDA to Net Income (In thousands)			
	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
Net income	$18,982	$ 4,876	$30,589	$ 994
Interest expense	795	672	563	91
Provision for income taxes	11,634	2,534	17,170	609
Depreciation and amortization	11,067	11,751	10,760	994
EBITDA	$42,478	$19,833	$59,082	$2,688

Outlook

We have seen improvement in both the Construction Services and Repair and Maintenance Services segments in fiscal 2011 and we continue to experience a solid volume of bidding activity. Apart from the limited construction opportunities in portions of our Downstream Petroleum market, the overall outlook for our core markets is positive. Demand for our Aboveground Storage Tank construction services remains high with a number of opportunities emerging in Cushing, Oklahoma and Western Canada. Our Electrical and Instrumentation business in the Northeastern U.S. remains a strong growth area for the Company. Our refinery maintenance and turnaround business is stable; however, we expect to see an uptick in revenue throughout the next few quarters. Finally, our newly added engineering capabilities in the bulk materials handling sector should produce additional engineering and construction opportunities in the power generation and raw materials transportation markets as well as entry into the mining and minerals industries both domestically and internationally in the coming year.

FINANCIAL CONDITION AND LIQUIDITY

Overview

We define liquidity as the ability to pay our liabilities as they become due, fund business operations and meet all monetary contractual obligations. Our primary sources of liquidity in fiscal 2011 was cash on hand at the beginning of the year and cash generated from operations. Cash on hand at June 30, 2011 totaled $59.4 million and availability under the senior revolving credit facility totaled $67.5 million, resulting in total liquidity of $126.9 million.

Factors that routinely impact our short-term liquidity and that may impact our long-term liquidity include, but are not limited to:

- Changes in working capital
- Contract terms that determine the timing of billings to customers and the collection of those billings
  - Some cost plus and fixed price customer contracts are billed based on milestones which may require us to incur significant expenditures prior to collections from our customers.
  - Time and material contracts are normally billed in arrears. Therefore, we are routinely required to carry these costs until they can be billed and collected.
  - Some of our large construction projects may require significant retentions or security in the form of letters of credit.
- Capital expenditures

Other factors that may impact both short and long-term liquidity include:

- Acquisitions of new businesses
- Strategic investments in new operations
- Purchases of shares under our stock buyback program
- Contract disputes or collection issues resulting from the failure of a significant customer
- Maintaining full capacity under our senior revolving credit facility and remaining in compliance with all covenants contained in the credit agreement

In recent years, we funded the acquisition of certain businesses and technology with cash on hand. However, in the future we may elect to raise additional capital by issuing common or preferred stock, convertible notes, term debt or increase the amount of our revolving credit facility as necessary to fund our operations or to fund the acquisition of other businesses. We will continue to evaluate our working capital requirements and other factors to maintain sufficient liquidity.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities for the twelve months ended June 30, 2011 totaled $22.7 million. Major components of cash flows from operating activities are as follows:

Cash Flows Provided by Operating Activities
(In thousands)

Net income	$ 18,982
Non-cash expenses	14,140
Deferred income tax	3,743
Loss on disposition of property, plant and equipment	113
Cash effect of changes in operating assets and liabilities	(14,070)
Other	(159)
Cash flows provided by operating activities	$ 22,749

The cash effect of significant changes in operating assets and liabilities include the following:

- Accounts receivable increased $16.5 million. The accounts receivable balance fluctuates from period to period based on many factors including, but not limited to, the volume of business and the rate of collections. We consider the $16.5 million increase in accounts receivable to be a normal fluctuation. In addition, we consider both the aging and the amount of the June 30, 2011 accounts receivable balance to be normal based on historical trends.
- Accounts payable decreased by $9.3 million. The decrease was primarily due to a large steel purchase late in the prior fiscal year related to a significant Aboveground Storage Tank project.
- The net change in the combined balances of costs and estimated earnings in excess of billings on uncompleted contracts and billings on uncompleted contracts in excess of costs and estimated earnings caused a decrease in operating assets and liabilities and an increase to cash of $7.5 million. This change was primarily attributable to higher advanced billings on Aboveground Storage Tank contracts in the Construction Services segment.
- Other assets decreased by $2.0 million due to the refunds of certain insurance deposits in fiscal 2011.

Form 10-K

- Income taxes receivable decreased by $1.4 million due to the timing of income tax payments.
- Accrued expenses decreased by $0.4 million. The decrease is primarily the result of payments totaling $4.1 million to settle the California Pay Practice Class Action Lawsuits largely offset by higher accrued wages.

Cash Flows from Investing Activities

Investing activities used $14.1 million of cash in the twelve months ended June 30, 2011 due to capital expenditures of $10.4 million and the purchase of the assets of EDC, Inc. totaling $3.8 million, partially offset by proceeds from asset dispositions of $0.1 million. Capital expenditures included $4.9 million for construction equipment, $3.4 million for transportation equipment, $1.7 million for office equipment and software and $0.4 million for land and buildings.

Cash Flows from Financing Activities

Financing activities used $1.0 million of cash in the twelve months ended June 30, 2011 primarily due to capital lease payments of $0.7 million and treasury stock purchases of $0.3 million.

Senior Revolving Credit Facility

The Company has a five-year, $75.0 million senior revolving credit facility ("Credit Facility") that expires on November 30, 2012. The Credit Facility is guaranteed by substantially all of the Company's subsidiaries and is secured by a lien on substantially all of the Company's assets.

The Credit Facility is primarily used to fund working capital and for the issuance of letters of credit. At June 30, 2011, $7.5 million of letters of credit were outstanding to support certain workers' compensation programs and construction contracts. Availability at June 30, 2011 totaled $67.5 million. We believe the facility provides adequate liquidity and financial flexibility to support our current business. However, we will assess the facility size and structure in conjunction with our upcoming renewal.

The credit agreement, as currently amended, includes the following:

- Limits share repurchases to $25.0 million in any calendar year.
- Permits acquisitions so long as the Company's Senior Leverage Ratio on a pro forma basis as of the end of the fiscal quarter immediately preceding the acquisition is below 1.00 to 1.00 and availability under the Credit Facility is at or above 50% after consummation of the acquisition. If the Senior Leverage Ratio on a pro forma basis as of the end of the fiscal quarter immediately preceding the acquisition is over 1.00 to 1.00 but below 1.75 to 1.00, acquisitions will be limited to $25.0 million in a twelve month period, provided there is at least $25.0 million of availability under the Credit Facility after the consummation of the acquisition.
- Amounts borrowed under the Credit Facility bear interest at LIBOR or an Alternate Base Rate, plus in each case, an additional margin based on the Senior Leverage Ratio.
  - The additional margin on the LIBOR-based loans is between 2.00% and 2.75% based on the Senior Leverage Ratio.
  - The additional margin on the Alternate Base Rate loans is between 1.00% and 1.75% based on the Senior Leverage Ratio.
- The Alternate Base Rate is the greater of the Prime Rate, Federal Funds Effective Rate plus 0.50% or LIBOR plus 1.00%.
- The Unused Revolving Credit Facility Fee is between 0.35% and 0.50% based on the Senior Leverage Ratio.

The credit agreement includes significant financial covenants and borrowing limitations that include the following:

- Tangible Net Worth must be an amount which is no less than the sum of $110.0 million, plus the net proceeds of any issuance of equity that occurs after November 30, 2008, plus 50% of all positive quarterly net income after November 30, 2008.
- Senior Leverage Ratio must not exceed 2.50 to 1.00;

Form 10-K

- Asset Coverage Ratio must be greater than or equal to 1.45 to 1.00; and,
- Fixed Charge Coverage Ratio must be greater than or equal to 1.25 to 1.00.
- Consolidated Funded Indebtedness, as of the end of any fiscal quarter, cannot exceed 2.5 times Consolidated EBITDA, as defined in the credit agreement, over the previous four quarters.

The Company is in compliance with all affirmative, negative, and financial covenants under the credit agreement and is at the lowest margin tier for the LIBOR and Alternate Base Rate loans and the lowest tier for the Unused Revolving Credit Facility Fee.

Dividend Policy

We have never paid cash dividends on our common stock, and the terms of our credit agreement limit the amount of cash dividends we can pay. We currently intend to retain earnings to finance the growth of our business. Any future dividend payments will depend on our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant.

Treasury Shares

On February 4, 2009, our Board of Directors authorized a stock buyback program that allows the Company to purchase up to 3,000,000 shares of common stock provided that such purchases do not exceed $25.0 million in any calendar year commencing in calendar year 2009 and continuing through calendar year 2012. The Company has not purchased any common shares under this plan. Matrix Service may purchase shares in future periods if sufficient liquidity exists and the Company believes that it is in the best interest of the stockholders.

In addition to any stock buyback program that may be in effect, the Company may withhold shares of common stock to satisfy the tax withholding obligations upon vesting of an employee's deferred shares. Matrix Service withheld 30,154 shares in fiscal 2011 to satisfy these obligations. These shares were returned to the Company's pool of treasury shares.

The Company has 1,417,539 treasury shares as of June 30, 2011 and intends to utilize these treasury shares solely in connection with equity awards under the Company's stock incentive plans.

Commitments and Off-Balance Sheet Arrangements

As of June 30, 2011, the following commitments and off-balance sheet arrangements were in place to support our ordinary course obligations:

	Commitments by Expiration Period				
	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Total
	(In thousands)				
Letters of credit (1)	$ —	$7,484	$—	$—	$ 7,484
Surety bonds	20,884	72	—	—	20,956
Total	$20,884	$7,556	$—	$—	$28,440

(1) All letters of credit issued under our Credit Facility are in support of our workers' compensation insurance programs or certain construction contracts. The letters of credit that support our workers' compensation programs are expected to renew annually through the term of the Credit Facility; therefore, they are reported in the same period that the Credit Facility expires. The letters of credit that support construction contracts will expire when the related work is completed and the warranty period has passed; therefore, these letters of credit are reported in the period that we expect the warranty period to end.

Form 10-K

Contractual obligations at June 30, 2011 are summarized below:

	Contractual Obligations by Expiration Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In thousands)		
Operating leases	$3,262	$5,109	$2,338	$—	$10,709
Acquisition payable (1)	—	800	—	—	800
Capital lease obligations	262	38	—	—	300
Purchase obligations (2)	—	—	—	—	—
Total contractual obligations	$3,524	$5,947	$2,338	$—	$11,809

(1) The acquisition of EDC, Inc. included an asset purchase agreement that requires an additional payment as soon as practical after a measurement period if certain financial targets are achieved. For additional information, see Note 3—Acquisitions of the Notes to Consolidated Financial Statements included in Part II, Item 8.

(2) We enter into purchase commitments in the ordinary course of business to satisfy our requirements for materials and supplies under contracts that we have been awarded. The commitments, which are generally recoverable from our clients, are short-term and are generally settled in less than one year. We do not enter into long-term purchase obligations on a speculative basis for fixed or minimum quantities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our interest rate risk results primarily from our variable rate indebtedness under our senior credit facility, which is influenced by movements in short-term rates. Borrowings under our $75.0 million revolving credit facility are based on an alternate base rate or LIBOR as elected by the Company plus an additional margin based on our Senior Leverage Ratio. Although there were no amounts outstanding under the facility at June 30, 2011 and we did not borrow under the facility in fiscal 2011, we have in the past and may in the future borrow against our revolving credit line to fund short-term working capital needs.

Financial instruments with interest rate risk at June 30, 2011 were as follows:

	Maturity by Fiscal Year						Fair Value as of June 30, 2011
	2012	2013	2014	2015	2016	Total	
			(In thousands)				
Long-term debt:							
Variable rate debt (1)	$—	$—	$—	$—	$—	$—	$—

(1) There were no outstanding borrowings under our senior credit facility at June 30, 2011 nor were any amounts borrowed in fiscal 2011. At the Company's option, amounts borrowed under the revolving credit facility will bear interest at LIBOR or an Alternate Base Rate, plus in each case, an additional margin based on the Senior Leverage Ratio. The Alternate Base Rate is the greater of the Prime Rate, the Federal Funds Effective Rate plus 0.5% or LIBOR plus 1.00%. The additional margin ranges from 1.00% to 1.75% on Alternate Base Rate borrowings and from 2.00% to 2.75% on LIBOR-based borrowings. The Senior Leverage Ratio at June 30, 2011 placed the Company in the lowest interest rate tier, resulting in LIBOR and Alternate Base Rate margins of 2.00% and 1.00%, respectively.

Financial instruments with interest rate risk at June 30, 2010 were as follows:

	Maturity by Fiscal Year						Fair Value as of June 30, 2010
	2011	2012	2013	2014	2015	Total	
			(In thousands)				
Long-term debt:							
Variable rate debt	$—	$—	$—	$—	$—	$—	$—

(1) There were no outstanding borrowings under our senior credit facility at June 30, 2010 nor were any amounts borrowed in fiscal 2010. At the Company's option, amounts borrowed under the revolving credit facility will bear interest at LIBOR or an Alternate Base Rate, plus in each case, an additional margin based on the Senior Leverage Ratio. The Alternate Base Rate is the greater of the Prime Rate, the Federal Funds Effective Rate plus 0.5% or LIBOR plus 1.00%. The additional margin ranges from 1.00% to 1.75% on Alternate Base Rate borrowings and from 2.00% to 2.75% on LIBOR-based borrowings. The Senior Leverage Ratio for the year ended June 30, 2010 placed the Company in the lowest interest rate tier, resulting in LIBOR and Alternate Base Rate margins of 2.00% and 1.00%, respectively.

Foreign Currency Risk

Matrix Service has subsidiaries with operations in Canada with the Canadian dollar as their functional currency. Historically, movements in the foreign currency exchange rate have not significantly impacted results. However, growth in our Canadian operations or expansions to other counties and fluctuations in currency exchange rates could impact the Company's financial results in the future. Management has not entered into derivative instruments to hedge foreign currency risk, but periodically evaluates the materiality of our foreign currency exposure. A 10% unfavorable change in the Canadian dollar against the U. S. dollar would have reduced fiscal 2011 pretax earnings by $0.6 million.

Commodity Risk

Steel plate and steel pipe are the primary raw materials used by the Company. Supplies of these materials are available throughout the United States and worldwide. We anticipate that adequate amounts of these materials will be available in the foreseeable future, however, the price, quantity, and delivery schedules of these materials could change rapidly due to various factors, including producer capacity, the level of foreign imports, worldwide demand, the imposition or removal of tariffs on imported steel and other market conditions. We mitigate these risks by including standard language in our contracts, which passes the risk of increases in steel prices or unavailability of steel to our customers. The Company has seen no effect on availability or pricing resulting from the impact of the March 2011 earthquake, tsunami and related events in Japan.

Item 8. Financial Statements and Supplementary Data

Financial Statement Schedules

The financial statement schedule is filed as a part of this report under Schedule II—Valuation and Qualifying Accounts for the three fiscal years ended June 30, 2011, June 30, 2010 and May 31, 2009 and the One Month Ended June 30, 2009 immediately following Quarterly Financial Data (Unaudited). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto, included herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Matrix Service Company (the "Company") and its wholly-owned subsidiaries are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and cannot provide absolute assurance that all objectives will be met. Internal control over financial reporting is a process that involves diligence and is subject to lapses in judgment and human error. Internal control over financial reporting can also be circumvented by collusion or management override of controls. Because of these limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.*

Management's assessment included an evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, overall control environment and information systems control environment. Based on this assessment, the Company's management has concluded that the Company's internal control over financial reporting as of June 30, 2011 was effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. Deloitte & Touche LLP's report on the Company's internal control over financial reporting is included herein.

John R. Hewitt
President and Chief Executive Officer

Kevin S. Cavanah
Vice President and Chief Financial Officer

September 8, 2011

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Matrix Service Company:

We have audited the internal control over financial reporting of Matrix Service Company and subsidiaries ("the Company") as of June 30, 2011 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2011 of the Company and our report dated September 8, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Tulsa, Oklahoma
September 8, 2011

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Matrix Service Company:

We have audited the accompanying consolidated balance sheets of Matrix Service Company and subsidiaries (the "Company") as of June 30, 2011 and June 30, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 30, 2011 and 2010, the one month ended June 30, 2009 and the year ended May 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Matrix Service Company and subsidiaries as of June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for the years ended June 30, 2011 and 2010, the one month ended June 30, 2009 and the year ended May 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 8, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Tulsa, Oklahoma
September 8, 2011

Matrix Service Company

Consolidated Balance Sheets
(In thousands)

	June 30, 2011	June 30, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 59,357	$ 50,899
Accounts receivable, less allowances (2011—$1,428; 2010—$1,404)	103,483	87,327
Costs and estimated earnings in excess of billings on uncompleted contracts	40,056	40,920
Inventories	2,249	3,451
Income tax receivable	399	1,779
Deferred income taxes	5,607	8,073
Other current assets	4,399	6,076
Total current assets	215,550	198,525
Property, plant and equipment, at cost:		
Land and buildings	28,287	27,859
Construction equipment	55,272	52,086
Transportation equipment	21,690	19,192
Furniture and fixtures	15,442	14,358
Construction in progress	2,465	1,251
	123,156	114,746
Accumulated depreciation	(69,845)	(61,817)
	53,311	52,929
Goodwill	29,058	27,216
Other intangible assets	6,953	4,141
Other assets	1,564	1,997
Total assets	$306,436	$284,808

See accompanying notes.

Matrix Service Company

Consolidated Balance Sheets (continued)
(In thousands, except share data)

Liabilities and stockholders' equity	June 30, 2011	June 30, 2010
Current liabilities:		
Accounts payable	$ 36,377	$ 44,769
Billings on uncompleted contracts in excess of costs and estimated earnings	35,485	28,877
Accrued insurance	7,514	8,257
Accrued wages and benefits	18,099	13,538
Current capital lease obligation	262	772
Other accrued expenses	2,401	6,572
Total current liabilities	100,138	102,785
Long-term capital lease obligation	38	259
Deferred income taxes	5,789	4,179
Acquisition payable	800	—
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock—$.01 par value; 60,000,000 shares authorized; 27,888,217 shares issued as of June 30, 2011 and June 30, 2010	279	279
Additional paid-in capital	113,686	111,637
Retained earnings	100,231	81,252
Accumulated other comprehensive income	1,436	495
	215,632	193,663
Less treasury stock, at cost—1,417,539 and 1,546,512 shares as of June 30, 2011 and June 30, 2010	(15,961)	(16,078)
Total stockholders' equity	199,671	177,585
Total liabilities and stockholders' equity	$306,436	$284,808

See accompanying notes.

Matrix Service Company

Consolidated Statements of Income
(In thousands, except per share data)

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
Revenues	$627,052	$550,814	$689,720	$45,825
Cost of revenues	552,138	497,892	595,397	40,676
Gross profit	74,914	52,922	94,323	5,149
Selling, general and administrative expenses	44,014	45,169	47,006	3,570
Operating income	30,900	7,753	47,317	1,579
Other income (expense):				
Interest expense	(795)	(672)	(563)	(91)
Interest income	71	79	330	17
Other	440	250	675	98
Income before income tax expense	30,616	7,410	47,759	1,603
Provision for federal, state and foreign income taxes	11,634	2,534	17,170	609
Net income	$ 18,982	$ 4,876	$ 30,589	$ 994
Basic earnings per common share	$ 0.72	$ 0.19	$ 1.17	$ 0.04
Diluted earnings per common share	$ 0.71	$ 0.18	$ 1.16	$ 0.04
Weighted average common shares outstanding:				
Basic	26,406	26,275	26,121	26,192
Diluted	26,686	26,499	26,390	26,434

See accompanying notes.

Matrix Service Company

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Total
Balances, May 31, 2008	$279	$108,402	$44,809	$(16,374)	$1,584	$138,700
Net income	—	—	30,589	—	—	30,589
Other comprehensive loss (Note 10)	—	—	—	—	(988)	(988)
Comprehensive income						29,601
Exercise of stock options (62,950 shares)	—	108	(5)	169	—	272
Tax effect of exercised stock options and vesting of deferred shares	—	(220)	—	—	—	(220)
Stock-based compensation expense	—	2,206	—	—	—	2,206
Issuance of deferred shares (83,370 shares)	—	(224)	—	224	—	—
Treasury share purchases (17,237 shares)	—	—	—	(170)	—	(170)
Balances, May 31, 2009	279	110,272	75,393	(16,151)	596	170,389
Net income	—	—	994	—	—	994
Other comprehensive loss (Note 10)	—	—	—	—	(815)	(815)
Comprehensive income						179
Tax effect from the vesting of deferred shares	—	(9)	—	—	—	(9)
Stock-based compensation expense	—	238	—	—	—	238
Issuance of deferred shares (1,952 shares)	—	(5)	—	5	—	—
Balances, June 30, 2009	$279	$110,496	$76,387	$(16,146)	$ (219)	$170,797

Form 10-K

See accompanying notes.

Matrix Service Company

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (continued)
(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Total
Balances, June 30, 2009	$279	$110,496	$ 76,387	$(16,146)	$ (219)	$170,797
Net income	—	—	4,876	—	—	4,876
Other comprehensive income (Note 10)	—	—	—	—	714	714
Comprehensive income						5,590
Exercise of stock options (31,900 shares)	—	38	(11)	88	—	115
Tax effect of exercised stock options and vesting of deferred shares	—	(496)	—	—	—	(496)
Stock-based compensation expense	—	2,052	—	—	—	2,052
Issuance of deferred shares (165,291 shares)	—	(453)	—	453	—	—
Treasury share purchases (49,138 shares)	—	—	—	(473)	—	(473)
Balances, June 30, 2010	279	111,637	81,252	(16,078)	495	177,585
Net income	—	—	18,982	—	—	18,982
Other comprehensive income (Note 10)	—	—	—	—	941	941
Comprehensive income						19,923
Exercise of stock options (32,000 shares)	—	83	(3)	86	—	166
Tax effect of exercised stock options and vesting of deferred shares	—	(109)	—	—	—	(109)
Stock-based compensation expense	—	2,395	—	—	—	2,395
Issuance of treasury shares (126,428 shares)	—	(328)	—	328	—	—
Employee Stock Purchase Plan (699 shares) (Note 13)	—	8	—	2	—	10
Treasury share purchases (30,154 shares)	—	—	—	(299)	—	(299)
Balances, June 30, 2011	$279	$113,686	$100,231	$(15,961)	$1,436	$199,671

See accompanying notes.

Matrix Service Company

Consolidated Statements of Cash Flows
(In thousands)

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
Operating activities:				
Net income	$ 18,982	$ 4,876	$ 30,589	$ 994
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of acquisitions (Note 3):				
Depreciation and amortization	11,067	11,751	10,760	994
(Gain) loss on sale of property, plant and equipment	113	209	250	(19)
Allowance for uncollectible accounts	447	2,892	441	66
Stock-based compensation expense	2,395	2,052	2,206	238
Other	231	484	123	4
Inventory lower of cost or market write-down	—	—	1,157	—
Deferred income tax	3,743	(3,556)	(88)	(411)
Tax benefit deficiency from the vesting of deferred shares	(159)	(578)	(347)	—
Changes in operating assets and liabilities increasing (decreasing) cash, net of effects from acquisitions (Note 3):				
Accounts receivable	(16,499)	12,003	9,838	22,214
Costs and estimated earnings in excess of billings on uncompleted contracts	890	(5,724)	16,928	(722)
Inventories	1,202	1,238	(1,828)	(89)
Other assets	2,028	615	(749)	(1,171)
Accounts payable	(9,326)	1,693	(25,063)	(5,676)
Billings on uncompleted contracts in excess of costs and estimated earnings	6,608	(22,816)	(3,411)	1,054
Accrued expenses	(353)	1,231	494	591
Income tax receivable/payable	1,380	(1,971)	(2,676)	839
Net cash provided by operating activities	22,749	4,399	38,624	18,906
Investing activities:				
Acquisition of property, plant and equipment	(10,416)	(5,302)	(9,983)	(348)
Proceeds from asset sales	150	218	1,002	21
Acquisitions, net of cash acquired (Note 3)	(3,800)	—	(15,337)	—
Net cash used by investing activities	$(14,066)	$ (5,084)	$(24,318)	$ (327)

See accompanying notes.

Form 10-K

Matrix Service Company

Consolidated Statements of Cash Flows (continued)
(In thousands)

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
Financing activities:				
Exercise of stock options	$ 166	$ 115	$ 272	$ —
Payment of debt amendment fees	(216)	—	(244)	—
Capital lease payments	(731)	(1,077)	(1,137)	(87)
Tax benefit of exercised stock options and vesting of deferred shares	50	82	127	—
Issuance of treasury shares	10	—	—	—
Purchase of treasury shares	(299)	(473)	(170)	—
Net cash used by financing activities	(1,020)	(1,353)	(1,152)	(87)
Effect of exchange rate changes on cash	795	461	(590)	(569)
Net increase (decrease) in cash and cash equivalents	8,458	(1,577)	12,564	17,923
Cash and cash equivalents, beginning of period	50,899	52,476	21,989	34,553
Cash and cash equivalents, end of period	$59,357	$50,899	$34,553	$52,476
Supplemental disclosure of cash flow information				
Cash paid during the period for:				
Income taxes	$ 6,251	$ 8,641	$20,134	$ 247
Interest	$ 632	$ 530	$ 396	$ 142
Non-cash investing and financing activities:				
Equipment acquired through capital leases	$ —	$ 280	$ 877	$ 26
Purchases of property, plant and equipment on account	$ 765	$ 41	$ 49	$ 112

Form 10-K

See accompanying notes.

Matrix Service Company

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Matrix Service Company ("Matrix Service" or the "Company") and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances have been eliminated in consolidation.

The Company operates primarily in the United States and Canada. The Company's reportable segments are Construction Services and Repair and Maintenance Services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We believe the most significant estimates and judgments are associated with revenue recognition, the recoverability tests that must be periodically performed with respect to our goodwill and other intangible assets, valuation reserves on our accounts receivable and deferred tax assets, and the estimation of loss contingencies, including liabilities associated with litigation and with the self insured retentions on our insurance programs. Actual results could differ from those estimates.

Revenue Recognition

Matrix Service records profits on fixed-price contracts on a percentage-of-completion basis, primarily based on costs incurred to date compared to the total estimated contract cost. Matrix Service records revenue on reimbursable and time and material contracts on a proportional performance basis as costs are incurred. Contracts in process are valued at cost plus accrued profits less billings on uncompleted contracts. Contracts are generally considered substantially complete when field construction is completed. The elapsed time from award of a contract to completion of performance may be in excess of one year. Matrix Service includes pass-through revenue and costs on cost-plus contracts, which are customer-reimbursable materials, equipment and subcontractor costs, when Matrix Service determines that it is responsible for the procurement and management of such cost components.

Matrix Service has numerous contracts that are in various stages of completion which require estimates to determine the appropriate cost and revenue recognition. Matrix Service has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs, and accordingly, does not believe significant fluctuations are likely to materialize. However, current estimates may be revised as additional information becomes available. If estimates of costs to complete fixed-price contracts indicate a loss, provision is made through a contract write-down for the total loss anticipated. A number of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts, and adjustments related to these incentives and penalties are recorded in the period, on a percentage-of-completion basis, when estimable and probable.

Indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs, are charged to projects based upon direct labor hours and overhead allocation rates per direct labor hour. Warranty costs are normally incurred prior to project completion and are charged to project costs as they are incurred. Warranty costs incurred subsequent to project completion were not material for the periods presented. Overhead allocation rates are established annually during the budgeting process and evaluated for accuracy throughout the year based upon actual direct labor hours and actual costs incurred.

Precontract Costs

Precontract costs are charged to earnings as incurred.

Claims Recognition

Claims are amounts in excess of the agreed contract price that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of anticipated additional costs incurred by us. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. If all of the following requirements are met, revenue from a claim is recorded only to the extent that we have incurred costs relating to the claim. We must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by the Company and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

Unapproved change orders and claims are more fully discussed in Note 8—Contingencies.

Cash Equivalents

The Company includes as cash equivalents all investments with original maturities of three months or less which are readily convertible into cash. The Company had approximately $0.5 million of restricted cash at June 30, 2011 and $0.3 million of restricted cash at June 30, 2010.

Accounts Receivable

Accounts receivable are carried on a gross basis, less the allowance for uncollectible accounts. The Company's customers consist primarily of major integrated oil companies, independent refiners and marketers, power companies, petrochemical companies, pipeline companies, contractors and engineering firms. The Company is exposed to the risk of individual customer defaults or depressed cycles in our customers' industries. To mitigate this risk many of our contracts require payment as projects progress or advance payment in some circumstances. In addition, in most cases the Company can place liens against the property, plant or equipment constructed or terminate the contract if a material contract default occurs. Management estimates the allowance for uncollectible accounts based on existing economic conditions, the financial condition of its customers and the amount and age of past due accounts. Accounts are written off against the allowance for uncollectible accounts only after all collection attempts have been exhausted.

Loss Contingencies

Various legal actions, claims and other contingencies arise in the normal course of our business. Contingencies are recorded in the consolidated financial statements, or are otherwise disclosed, in accordance with ASC 450-20, "Loss Contingencies". Specific reserves are provided for loss contingencies to the extent we conclude that a loss is both probable and estimable. We use a case-by-case evaluation of the underlying data and update our evaluation as further information becomes known. We believe that any amounts exceeding our recorded accruals should not materially affect our financial position, results of operations or liquidity. However, the results of litigation are inherently unpredictable and the possibility exists that the ultimate resolution of one or more of these matters could result in a material effect on our financial position, results of operations or liquidity.

Legal costs are expensed as incurred.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of cost or net realizable value. Cost is determined primarily using the average cost method.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Depreciable lives are as follows: buildings—40 years, construction equipment—3 to 15 years, transportation equipment—3 to 5 years, and furniture and fixtures—3 to 10 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets used in operations may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and, to the extent the carrying value exceeds the fair value of the assets, recording a loss provision.

For assets identified to be disposed of in the future, the carrying value of the assets are compared to the estimated fair value less the cost of disposal to determine if an impairment has occurred. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the acquisition date fair value of the net identifiable tangible and intangible assets acquired. In accordance with current accounting guidance, goodwill is not amortized and is tested at least annually for impairment at the reporting unit level.

We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant additional analysis. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess.

Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Significant judgments and assumptions including the discount rate, anticipated revenue growth rate and gross margins, estimated operating and interest expense, and capital expenditures are inherent in these fair value estimates, which are based on our operating and capital budgets as well as strategic plans. As a result of these uncertainties, we utilize multiple scenarios and assign probabilities to each of the scenarios in the discounted cash flow analysis.

Other Intangible Assets

Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives ranging from 1 to 15 years. Intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment. Each reporting period, we evaluate the remaining useful lives of intangible assets not being amortized to determine whether facts and circumstances continue to support an indefinite useful life. Intangible assets are considered impaired if the fair value of the intangible asset is less than its net book value. If quoted market prices are not available, the fair values of the intangible assets are determined based on present values of expected future cash flows using discount rates commensurate with the risks involved.

Insurance Reserves

We maintain insurance coverage for various aspects of our operations. However, we retain exposure to potential losses through the use of deductibles, coverage limits and self-insured retentions. As of June 30, 2011 and June 30, 2010, insurance reserves totaling $7.5 million and $8.3 million, respectively, are included on our consolidated balance sheet. These amounts represent our best estimate of our ultimate obligations for asserted claims, insurance premium obligations and claims incurred but not yet reported at the balance sheet dates. We establish reserves for claims using a combination of actuarially determined estimates and case-by-case evaluations of the underlying claim data and update our evaluations as further information becomes known. Judgments and assumptions are inherent in our reserve accruals; as a result, changes in assumptions or claims experience could result in changes to these estimates in the future. If actual results of claim settlements are different than the amounts estimated we may be exposed to future gains and losses that could be material.

Stock-Based Compensation

The fair value of stock-based awards is calculated at grant date. The fair value of performance and time-based nonvested deferred shares is generally the value of the Company's common stock at the grant date. The fair value of market-based nonvested deferred shares is based on several factors, including the probability that the market condition specified in the grant will be achieved.

For all stock-based awards, expense is recognized over the requisite service period, net of estimated forfeitures. The expense related to performance based shares is recognized only if management believes it is probable that the performance targets specified in the awards will be achieved.

A portion of the performance-based awards can settle in cash. For these awards, the expense is recognized over the requisite service period, and the estimated liability is marked to market each reporting period with changes to the liability recorded as compensation expense if the payout of the award is considered probable.

Income Taxes

The Company complies with ASC 740, "Income Taxes". Deferred income taxes are computed using the liability method whereby deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates. Valuation allowances are established against deferred tax assets to the extent management believes that it is not probable that the assets will be recovered.

The Company provides for income taxes regardless of whether it has received a tax assessment. Taxes are provided when we consider it probable that additional taxes will be due in excess of the amounts included in our tax returns. We continually review our exposure to additional income taxes due, and as further information is known or events occur, adjustments may be recorded.

Foreign Currency

The functional currency of the Company's operations in Canada is the Canadian dollar. The assets and liabilities are translated at the year end exchange rate and the income statement accounts are translated at average exchange rates throughout the year. Translation gains and losses are reported in Accumulated Other Comprehensive Income (Loss) in the Statement of Changes in Stockholders' Equity and Comprehensive Income. Transaction gains and losses are reported as a component of Other income (expense) in the Statement of Income.

Recently Issued Accounting Standards

There are no recently issued accounting standards that we believe will have a material effect on our financial statements, results of operations or liquidity.

Note 2—Change in Fiscal Year

On July 30, 2009, the Company's Board of Directors approved a change in the Company's fiscal year end from May 31 to June 30, beginning July 1, 2009. As a result of the change, the Company had a transition period for the one month ended June 30, 2009 ("June Transition Period").

Included in this report is the Company's consolidated balance sheets as of June 30, 2011 and June 30, 2010 and the consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity for the 12 months ended June 30, 2011 ("fiscal 2011"), June 30, 2010 ("fiscal 2010"), and May 31, 2009 ("fiscal 2009") and for the June Transition Period.

Note 3—Acquisitions

Fiscal 2011 Acquisitions

Purchase of EDC, Inc.

On May 3, 2011, the Company purchased substantially all of the assets of EDC, Inc. ("EDC"). EDC, located in Mahwah, New Jersey, provides consulting, engineering, design and supply services for bulk material handling systems. EDC's results have been included in the Construction Services segment since its acquisition.

The asset purchase agreement provided for a $3.8 million cash payment at closing, as well as an additional incentive payment of up to $0.8 million if certain financial targets are achieved over a two-year period ending April 30, 2013. Based on current projections, the Company believes the operating performance of EDC will exceed what is required to earn the maximum payout. Therefore, the Company has recorded the EDC asset purchase at $4.6 million, which represents the cash payment plus the estimated fair value of the incentive payment.

The purchase price was allocated to the major categories of assets and liabilities based on their estimated fair values at the acquisition date. The following table summarizes the purchase price allocation.

Current assets	$1,316
Property, plant and equipment	13
Tax deductible goodwill	1,583
Other intangible assets	3,075
Total assets acquired	5,987
Current liabilities	1,379
Net assets acquired	4,608
Cash acquired	8
Net purchase price	$4,600

The operating and proforma data related to the EDC acquisition was not material. The acquisition was funded with cash on hand.

Fiscal 2009 Acquisitions

Purchase of Engineering and Construction Assets and Technology

On December 20, 2008, the Company acquired engineering and construction resources and technology used to design, engineer and construct single and full containment LNG storage tanks, LIN/LOX storage tanks, LPG storage tanks and thermal vacuum chambers from CB&I Inc., a subsidiary of Chicago Bridge & Iron Company N.V. ("CB&I"). The purchase included approximately 70 engineering and construction personnel, along with tools, equipment, and a perpetual license to use CB&I's technology necessary to design, engineer and construct LNG storage tanks, LIN/LOX storage tanks, LPG storage tanks and thermal vacuum chambers.

Purchase of S.M. Electric Company, Inc.

On February 5, 2009 the Company acquired S.M. Electric Company, Inc. ("SME"). The purchase price consisted primarily of the repayment of SME's bank indebtedness and the repayment of certain indebtedness to SME's former owners. SME, located in Rahway, New Jersey, provides electrical and contracting services to industrial and utility customers in the Northeastern United States. SME has contracts and performs work in both the Repair and Maintenance and Construction Services segments. SME's financial results are included in both operating segments from February 5, 2009.

Summarized Combined Purchase Price

The purchase prices were allocated to the major categories of assets and liabilities based on their estimated fair values at their respective acquisition dates. The following table summarizes the final purchase price allocation.

Current assets	$32,087
Property, plant and equipment	2,280
Tax deductible goodwill	4,712
Other intangible assets	4,721
Other non-current assets	541
Total assets acquired	44,341
Current liabilities	28,871
Non-current liabilities	75
Net assets acquired	15,395
Cash acquired	58
Net purchase price	$15,337

The operating and proforma data related to the SME acquisition was not material. Both acquisitions were funded with cash on hand.

SME Claim Receivables

Included in the SME acquisition were certain claim receivables which were recorded at their net realizable values, which included an allowance for estimated collection costs. In fiscal 2010, the cumulative collection costs exceeded the original estimate of the allowance for collection costs resulting in pretax SG&A charges of $1.9 million in fiscal 2010 and $0.3 million in fiscal 2011.

Additionally, in fiscal 2010 the Company was awarded $0.5 million through arbitration on one of the claims. The award was less than the claim's recorded value and resulted in a pretax SG&A charge of $2.5 million. As a part of the Company's ongoing assessment of the recoverability of the remaining uncollected balances, the Company recorded a pretax SG&A charge of $0.4 million in fiscal 2010. The recorded amount of these claims was $2.3 million at June 30, 2011 and $3.4 million at June 30, 2010.

Note 4—Customer Contracts

Contract terms of the Company's construction contracts generally provide for progress billings based on project milestones. The excess of costs incurred and estimated earnings over amounts billed on uncompleted contracts is reported as a current asset. The excess of amounts billed over costs incurred and estimated earnings on uncompleted contracts is reported as a current liability. Gross and net amounts on uncompleted contracts are as follows:

	June 30, 2011	June 30, 2010
	(In thousands)	
Costs incurred and estimated earnings recognized on uncompleted contracts	$583,334	$630,342
Billings on uncompleted contracts	578,763	618,299
	$ 4,571	$ 12,043
Shown on balance sheet as:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 40,056	$ 40,920
Billings on uncompleted contracts in excess of costs and estimated earnings	35,485	28,877
	$ 4,571	$ 12,043

Accounts receivable at June 30, 2011 and June 30, 2010 included retentions to be collected within one year of $13.9 million and $13.2 million, respectively. Contract retentions collectible beyond one year are included in Other Assets on the Consolidated Balance Sheets and totaled $0.9 million at June 30, 2011 and $0.1 million at June 30, 2010.

Note 5—Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment are as follows:

	Construction Services	Repair and Maintenance Services	Total
		(In thousands)	
Balance at June 30, 2009			
Goodwill	$ 30,910	$20,233	$ 51,143
Cumulative impairment loss	(25,000)	—	(25,000)
	5,910	20,233	26,143
Purchase price adjustment (Note 3)	517	345	862
Translation adjustment	—	211	211
Balance at June 30, 2010			
Goodwill	31,427	20,789	52,216
Cumulative impairment loss	(25,000)	—	(25,000)
	6,427	20,789	27,216
Purchase of EDC (Note 3)	1,583	—	1,583
Translation adjustment	—	259	259
Balance at June 30, 2011			
Goodwill	33,010	21,048	54,058
Cumulative impairment loss	(25,000)	—	(25,000)
	$ 8,010	$21,048	$ 29,058

The translation adjustments relate to goodwill recorded as a part of a prior Canadian acquisition. The fiscal 2010 adjustment was recorded when finalizing the purchase price allocation of the Company's fiscal 2009 SME acquisition.

Other Intangible Assets

Information on the carrying value of other intangible assets is as follows:

		At June 30, 2011		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)		(In thousands)	
Intellectual property	6 to 12	$2,460	$(418)	$2,042
Customer based	1 to 15	2,657	(108)	2,549
Other	3 to 5	547	(55)	492
Total amortizing intangibles		5,664	(581)	5,083
Trade name	Indefinite	1,870	—	1,870
Total intangible assets		$7,534	$(581)	$6,953

		At June 30, 2010		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)		(In thousands)	
Intellectual property	6 to 12	$2,460	$(251)	$2,209
Customer based	1 to 15	798	(324)	474
Other	3	42	(34)	8
Total amortizing intangibles		3,300	(609)	2,691
Trade name	Indefinite	1,450	—	1,450
Total intangible assets		$4,750	$(609)	$4,141

The increase in other intangible assets in fiscal 2011 is due to the acquisition of substantially all of the assets of EDC, Inc. Specifically, amortizing intangible assets included customer based intangibles with a fair value of $2.2 million and other amortizing intangibles with a fair value of $0.5 million. The weighted average amortization periods were 15 and 5 years, respectively. The total weighted average amortization period of the purchased amortizing intangibles was 13 years. Also included in the purchase was a trade name with a fair value of $0.4 million and an indefinite life. Please refer to Note 3—Acquisitions, included in Item 8 of this report, for additional information.

Amortization expense totaled $0.2 million and $0.4 million in fiscal 2011 and fiscal 2010. Amortization expense is expected to be $0.4 million annually in fiscal 2012 to 2016.

Note 6—Debt

The Company has a five-year, $75.0 million senior revolving credit facility ("Credit Facility") that expires on November 30, 2012. The Credit Facility is guaranteed by substantially all of the Company's subsidiaries and is secured by a lien on substantially all of the Company's assets.

Availability under the senior credit facility is as follows:

	June 30, 2011	June 30, 2010
	(In thousands)	
Credit Facility	$75,000	$75,000
Capacity constraint due to the Senior Leverage Ratio	—	12,049
Capacity under the Credit Facility	75,000	62,951
Letters of credit	7,484	11,622
Availability under senior credit facility	$67,516	$51,329

The Credit Facility may be used for working capital, issuance of letters of credit or other lawful corporate purposes. The credit agreement contains customary affirmative and negative covenants that place certain restrictions on the Company, including limits on new debt, operating and capital lease obligations, asset sales and certain distributions, including dividends.

The credit agreement, as currently amended, also includes the following:

- Limits share repurchases to $25.0 million in any calendar year.
- Permits acquisitions so long as the Company's Senior Leverage Ratio on a pro forma basis as of the end of the fiscal quarter immediately preceding the acquisition is below 1.00 to 1.00 and availability under the Credit Facility is at or above 50% after consummation of the acquisition. If the Senior Leverage Ratio on a pro forma basis as of the end of the fiscal quarter immediately preceding the acquisition is over 1.00 to 1.00 but below 1.75 to 1.00, acquisitions will be limited to $25.0 million in a twelve month period, provided there is at least $25.0 million of availability under the Credit Facility after the consummation of the acquisition.
- Amounts borrowed under the Credit Facility bear interest at LIBOR or an Alternate Base Rate, plus in each case, an additional margin based on the Senior Leverage Ratio.
  - The additional margin on the LIBOR-based loans is between 2.00% and 2.75% based on the Senior Leverage Ratio.
  - The additional margin on the Alternate Base Rate loans is between 1.00% and 1.75% based on the Senior Leverage Ratio.
- The Alternate Base Rate is the greater of the Prime Rate, Federal Funds Effective Rate plus 0.50% or LIBOR plus 1.00%.
- The Unused Revolving Credit Facility Fee is between 0.35% and 0.50% based on the Senior Leverage Ratio.

The credit agreement includes significant covenants and borrowing limitations that include the following:

- Tangible Net Worth must be an amount which is no less than the sum of $110.0 million, plus the net proceeds of any issuance of equity that occurs after November 30, 2008, plus 50% of all positive quarterly net income after November 30, 2008.
- Senior Leverage Ratio must not exceed 2.50 to 1.00;
- Asset Coverage Ratio must be greater than or equal to 1.45 to 1.00; and,
- Fixed Charge Coverage Ratio must be greater than or equal to 1.25 to 1.00.
- Consolidated Funded Indebtedness, as of the end of any fiscal quarter, cannot exceed 2.5 times Consolidated EBITDA, as defined in the credit agreement, over the previous four quarters.

The Company is in compliance with all affirmative, negative, and financial covenants under the credit agreement and is at the lowest margin tier for the LIBOR and Alternate Base Rate loans and the lowest tier for the Unused Revolving Credit Facility Fee.

Note 7—Income Taxes

The sources of pretax income are as follows:

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Domestic	$29,939	$4,417	$47,106	$1,527
Foreign	677	2,993	653	76
Total	$30,616	$7,410	$47,759	$1,603

The components of the provision for income taxes are as follows:

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Current:				
Federal	$ 6,104	$ 4,129	$14,485	$ 873
State	1,086	641	2,023	84
Foreign	604	1,226	750	63
	7,794	5,996	17,258	1,020
Deferred:				
Federal	3,837	(3,208)	484	(416)
State	389	(250)	(555)	8
Foreign	(386)	(4)	(17)	(3)
	3,840	(3,462)	(88)	(411)
	$11,634	$ 2,534	$17,170	$ 609

The difference between the expected income tax provision applying the domestic federal statutory tax rate and the reported income tax provision is as follows:

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Expected provision for Federal income taxes at the statutory rate	$10,710	$2,519	$16,716	$561
State income taxes, net of Federal benefit	1,095	268	1,699	57
Charges without tax benefit	16	96	(230)	(9)
Change in valuation allowance	—	—	(957)	—
State investment credits	—	(59)	(48)	—
Other	(187)	(290)	(10)	—
Provision for income taxes	$11,634	$2,534	$17,170	$609

Changes in the valuation allowance reduced the income tax provision by $1.0 million in fiscal 2009.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	June 30, 2011	June 30, 2010
	(In thousands)	
Deferred tax assets:		
Bad debt reserve	$ 558	$ 560
Foreign insurance dividend	—	132
Paid-time-off accrual	429	418
Insurance reserve	2,422	2,759
Legal reserve	263	1,817
Noncompete amortization	—	29
Net operating loss benefit and credit carryforwards	4,102	3,579
Valuation allowance	(774)	(774)
Accrued compensation and pension	725	1,030
Stock compensation expense on nonvested deferred shares	821	596
Accrued losses	197	729
Other—net	132	284
Total deferred tax assets	8,875	11,159
Deferred tax liabilities:		
Tax over book depreciation	7,872	6,551
Other—net	1,185	714
Total deferred tax liabilities	9,057	7,265
Net deferred tax asset/(liability)	$ (182)	$ 3,894

As reported in the consolidated balance sheets:

	June 30, 2011	June 30, 2010
	(In thousands)	
Current deferred tax assets	$ 5,607	$ 8,073
Non-current deferred tax liabilities	(5,789)	(4,179)
Net deferred tax asset/(liability)	$ (182)	$ 3,894

The Company has state operating loss carryforwards, state investment tax credit carryforwards and federal foreign tax credit carryforwards of which a portion relates to an acquisition. The valuation allowance at June 30, 2011 and June 30, 2010 reduces the recognized tax benefit of these carryforwards to an amount that will more likely than not be realized. The carryforwards generally expire between 2017 and 2028.

The Company files tax returns in several taxing jurisdictions in the United States and Canada. With few exceptions, the Company is no longer subject to examination by taxing authorities through fiscal 2007. At June 30, 2011, the Company updated its evaluation of its open tax years in all known jurisdictions. Based on this evaluation, the Company did not identify any uncertain tax positions.

Note 8—Contingencies

Insurance Reserves

The Company maintains insurance coverage for various aspects of its operations. However, exposure to potential losses is retained through the use of deductibles, coverage limits and self-insured retentions.

Typically our contracts require us to indemnify our customers for injury, damage or loss arising from the performance of our services and provide for warranties for materials and workmanship. The Company may also be required to name the customer as an additional insured up to the limits of insurance available, or we may be required to purchase special insurance policies or surety bonds for specific customers or provide letters of credit in lieu of bonds to satisfy performance and financial guarantees on some projects. Matrix Service maintains a performance and payment bonding line sufficient to support the business. The Company generally requires its subcontractors to indemnify the Company and the Company's customer and name the Company as an additional insured for activities arising out of the subcontractors' work. We also require certain subcontractors to provide additional insurance policies, including surety bonds in favor of the Company, to secure the subcontractors' work or as required by the subcontract.

There can be no assurance that our insurance and the additional insurance coverage provided by our subcontractors will fully protect us against a valid claim or loss under the contracts with our customers.

California Pay Practice Class Action Lawsuits

On December 8, 2008 ("December 2008 Action") a class action lawsuit was filed in the Superior Court of California, Los Angeles County alleging that the Company's subsidiary, Matrix Service Inc. ("MSI"), and any subsidiary or affiliated company within the State of California had a consistent policy of failing to pay overtime wages in violation of California state wage and hour laws. Specifically, the lawsuit alleged that the Company was requiring employees to work more than 8 hours per day and failing to compensate at a rate of time and one-half, failing to pay double time for all hours worked in excess of twelve in one day, and not paying all wages due at termination.

On September 1, 2009 ("September 2009 Action") a second class action lawsuit was filed in the Superior Court of California, Alameda County also alleging that MSI, and Matrix Service Company failed to comply with California state wage and hour laws. The September 2009 Action included similar allegations to the December 2008 Action but also alleged that the Company did not provide second meal periods for employees who worked more than 10 hours in a day, third rest periods for those who worked more than 10 hours in a day, complete and accurate itemized wage statements, compensation for all compensable travel time, and did not take bonus payments into account when calculating the regular rate, leading to incorrect overtime rates. The plaintiffs then amended the September 2009 Action to assert damages under the Private Attorney General's Act. The September 2009 Action increased the size of the combined class to approximately 2,300 current and former employees.

Mediation was held on September 7, 2010. In mediation, the parties executed a Memorandum of Understanding awarding the plaintiffs $4.0 million ("September Settlement"). The award was in addition to amounts previously paid to the class members of $1.9 million. The September Settlement resolved all class member claims included in the December 2008 Action and the September 2009 Action. As a result of these actions and the related settlement, the Company recorded a cumulative charge of $6.1 million, of which $5.1 million was recorded in fiscal 2010 and $1.0 million was recorded in fiscal 2009.

On January 20, 2011 the Company received final court approval of the September Settlement. Final payments of $4.1 million were made, which included $4.0 million deposited with the claim administrator in December 2010 and $0.1 million for applicable payroll taxes submitted in February 2011.

Unapproved Change Orders and Claims

As of June 30, 2011 and June 30, 2010, costs and estimated earnings in excess of billings on uncompleted contracts included revenues for unapproved change orders of $5.1 million and $3.0 million, respectively. There were no claims included in costs and estimated earnings in excess of billings on uncompleted contracts at June 30, 2011 and June 30, 2010. Generally, collection of amounts related to unapproved change orders and claims is expected within twelve months. However, customers may not pay these amounts until final resolution of related claims, and accordingly, collection of these amounts may extend beyond one year.

Other

The Company and its subsidiaries are participants in various other legal actions. It is the opinion of management that none of the known legal actions will have a material impact on the Company's financial position, results of operations or liquidity.

Note 9—Leases

Operating Leases

The Company is the lessee under operating leases covering real estate and office equipment under non-cancelable operating lease agreements that expire at various times. Future minimum lease payments under non-cancelable operating leases that were in effect at June 30, 2011 total $10.8 million and are payable as follows: fiscal 2012—$3.3 million; fiscal 2013—$2.9 million; fiscal 2014—$2.2 million; fiscal 2015—$1.7 million; fiscal 2016—$0.7 million and no obligations thereafter. Operating lease expense was $3.6 million, $3.3 million and $2.7 million for the twelve months ended June 30, 2011, June 30, 2010 and May 31, 2009 and $0.3 million for the one month ended June 30, 2009.

Capital Leases

The Company leases copiers, printers, and passenger vehicles under various non-cancelable lease agreements. Minimum lease payments have been capitalized and the related assets and obligations recorded using various interest rates. The assets are depreciated on a straight line method over their lease term. Interest expense is recognized using the effective interest method.

The following table is a summary of future obligations under capital leases:

	Minimum Lease Payments (In thousands)
For the year ending June 30:	
2012	$268
2013	44
2014	—
2015	—
2016 and thereafter	—
Total payments	312
Amount representing interest	12
Total obligation	300
Current portion	262
Long-term capital lease obligation	$ 38

Assets with a cost of $1.6 million and $4.2 million have been capitalized under capital lease arrangements at June 30, 2011 and June 30, 2010. The net book value of these assets was $0.3 million at June 30, 2011 and $1.2 million at June 30, 2010.

Note 10—Stockholders' Equity

Preferred Stock

The Company has 5.0 million shares of preferred stock authorized, none of which was issued or outstanding at June 30, 2011 or June 30, 2010.

Treasury Shares

On February 4, 2009 our Board of Directors authorized a stock buyback program ("February 2009 Program") that allows the Company to purchase up to 3,000,000 shares of common stock provided that such purchases do not exceed $25.0 million in any calendar year commencing in calendar year 2009 and continuing through calendar year 2012. The February 2009 Program replaced the previous stock buyback program that had been in effect since October 2000. The Company has not purchased any common shares under either program in fiscal 2011, 2010, 2009 or the June Transition Period.

In addition to the stock buyback program, Matrix Service may withhold shares of common stock to satisfy the tax withholding obligation upon vesting of an employee's deferred shares. Any shares withheld are returned to treasury and are available for future issuance. The Company withheld 30,154 and 49,138 shares of common stock during fiscal 2011 and fiscal 2010, respectively, to satisfy these obligations. The Company has 1,417,539 treasury shares as of June 30, 2011 and intends to utilize these treasury shares solely in connection with equity awards under the Company's stock incentive plans.

Accumulated Other Comprehensive Income (Loss)

Accumulated Other Comprehensive Income (Loss) is the result of the foreign currency translation adjustment recorded when the financial statements of our Canadian dollar functional currency operations are converted to the U.S. dollar reporting currency.

Note 11—Stock-Based Compensation

Total stock-based compensation expense for the twelve months ended June 30, 2011, June 30, 2010, and May 31, 2009 was $2.4 million, $2.1 million and $2.2 million, respectively. Stock-based compensation expense for the one month ended June 30, 2009 totaled $0.2 million. Measured but unrecognized stock-based compensation expense at June 30, 2011 was $6.4 million, all of which related to nonvested deferred shares. These amounts are expected to be recognized as expense over a weighted average period of 2.2 years. The recognized tax benefit related to the stock-based compensation expense for the 12 months ended June 30, 2011, June 30, 2010 and May 31, 2009 totaled $0.9 million, $0.7 million and $0.7 million, respectively. The recognized tax benefit was $0.1 million for the one month ended June 30, 2009.

Plan Information

The Company's 2004 Stock Incentive Plan ("2004 Plan") provides stock-based incentives for officers, other key employees and directors. Stock options, restricted stock units, stock appreciation rights and performance shares can be issued under this plan. Awards totaling 2,300,000 shares have been authorized under this plan, of which approximately 895,000 shares were available for grant at June 30, 2011.

Stock Options

Stock options are granted at the market value of the Company's common stock on the grant date and expire after 10 years. Employee stock options generally vest annually, in equal increments, over a five-year period beginning one year after the grant date. Options granted to non-employee directors generally vest annually, in equal installments, over a two-year period beginning one year after the grant date. The Company's policy is to issue shares upon the exercise of stock options from its treasury shares, if available. The Company has not granted stock options since fiscal 2006 and all previously issued stock options have vested.

Stock option activity and related information for the year ended June 30, 2011 is as follows:

	Number of Options	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value
		(Years)		(In thousands)
Outstanding at June 30, 2010	324,180	4.1	$8.03	
Granted	—		$ —	
Exercised	32,000		$5.17	$ 218
Cancelled	—		$ —	
Outstanding at June 30, 2011	292,180	3.2	$8.34	$1,473
Vested or expected to vest at June 30, 2011	292,180	3.2	$8.34	$1,473
Exercisable at June 30, 2011	292,180	3.2	$8.34	$1,473

The total intrinsic value of stock options exercised during fiscal 2011, 2010, and 2009 was $0.2 million, $0.2 million and $0.5 million, respectively. There were no options exercised in the June Transition Period.

The following table summarizes information about stock options at June 30, 2011:

	Stock Options Outstanding and Exercisable		
Range of Exercise Price	Options Outstanding	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Life
			(Years)
$2.13 – $ 3.70	28,200	$ 3.46	1.0
4.60 – 5.49	84,200	4.78	3.5
8.93 – 12.20	179,780	10.78	3.4
$2.13 – $12.20	292,180	$ 8.34	3.2

Nonvested Deferred Shares

The Company has issued nonvested deferred shares under the following types of arrangements:

- Time based awards—These awards generally vest in five equal annual installments beginning one year after the grant date.
- Performance based awards—These awards vest three years after the grant date only if actual performance meets or exceeds established performance criteria. The payout is pro-rated based on actual performance and can range from zero to one hundred percent of the original award. These awards also provide for an additional award of up to 50% of the original award in the form of phantom shares. The phantom share awards do not vest unless certain stretch financial targets are achieved and are settled in cash.
- Market based awards—These awards vest three years after the grant date if total shareholder return on the Company's common stock achieves certain levels when compared to the total shareholder return of a peer group of companies as selected by the Compensation Committee of the Board of Directors. The payout is pro-rated and can range from zero to one hundred percent of the original award. These awards also provide for an additional award of up to 50% of the original award in the form of phantom shares. The phantom share awards are settled in cash and do not vest unless the total shareholder return on the Company's common stock is within the top ten percent of the total shareholder return of the peer companies.

All awards vest upon the death, disability or retirement of the participant or upon a change of control of the Company.

Nonvested deferred share activity for the twelve months ended June 30, 2011 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Nonvested shares at June 30, 2010	1,028,486	$13.96
Shares granted	405,500	$10.57
Shares vested and released	(126,428)	$13.85
Shares cancelled	(350,550)	$17.34
Nonvested shares at June 30, 2011	957,008	$11.30

In fiscal 2009, due to the then current level of earnings and a reduced earnings forecast, the Company made the determination that the likelihood of achieving the minimum financial threshold required for the vesting of approximately 368,000 performance based shares issued in fiscal 2009 and 2008 was low. Therefore, pretax expense of $1.6 million previously recognized was reversed. Of the expense reversed, $0.7 million was originally recorded in fiscal 2008. In fiscal 2010 the Company determined that the likelihood of achieving the minimum threshold required for the vesting of approximately 65,000 performance based shares issued earlier in fiscal 2010 was low. As a result no expense has been recognized on this grant. The Company does not expect to achieve the stretch targets for the phantom stock awarded in fiscal 2010 and 2009; therefore, no expense has been recognized. The Company does not expect to recognize any future expense on the unvested performance based shares or the phantom stock unless the financial outlook unexpectedly improves.

There were 515,675 and 374,015 deferred shares granted in fiscal 2010 and 2009 with average grant date fair value of $9.74 and $11.97, respectively. There were no deferred shares granted in the June Transition Period. There were 126,428, 165,291 and 83,370 deferred shares that vested and were released in fiscal 2011, 2010 and 2009 with weighted average fair values of $9.52, $9.70 and $11.25 per share, respectively. There were no shares released in the June Transition Period.

Form 10-K

Note 12—Earnings per Common Share

Basic earnings per share ("EPS") is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director stock options and nonvested deferred shares. Stock options are considered dilutive whenever the exercise price is less than the average market price of the stock during the period and antidilutive whenever the exercise price exceeds the average market price of the common stock during the period. Nonvested deferred shares are considered dilutive (antidilutive) whenever the average market value of the shares during the period exceeds (is less than) the sum or the related average unamortized compensation expense during the period plus the related hypothetical estimated excess tax benefit that will be realized when the shares vest. Stock options and nonvested deferred shares are considered antidilutive in the event we report a net loss.

The computation of basic and diluted EPS is as follows:

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands, except per share data)			
Basic EPS:				
Net income	$18,982	$ 4,876	$30,589	$ 994
Weighted average shares outstanding	26,406	26,275	26,121	26,192
Basic EPS	$ 0.72	$ 0.19	$ 1.17	$ 0.04
Diluted EPS:				
Weighted average shares outstanding—basic	26,406	26,275	26,121	26,192
Dilutive stock options	93	101	148	117
Dilutive nonvested deferred shares	187	123	121	125
Diluted weighted average shares	26,686	26,499	26,390	26,434
Diluted EPS	$ 0.71	$ 0.18	$ 1.16	$ 0.04

The following securities are considered antidilutive and have been excluded from the calculation of diluted earnings per share:

	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Stock options	105	110	21	106
Nonvested deferred shares	13	82	132	118
Total antidilutive securities	118	192	153	224

Note 13—Employee Benefit Plans

Defined Contribution Plans

The Company sponsors defined contribution savings plans for all eligible employees meeting length of service requirements. Under the primary plan, participants may contribute an amount up to 25% of pretax annual compensation subject to certain limitations. The Company matches 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company matching contributions vest immediately.

The Company's matching contributions were $3.0 million, $3.1 million and $3.3 million for the twelve months ended June 30, 2011, June 30, 2010 and May 31, 2009, respectively and $0.3 million for the one month ended June 30, 2009.

Multi-employer Pension Plans

Contributions to union sponsored multi-employer pension plans totaled $10.4 million, $14.9 million and $14.4 million for fiscal 2011, 2010 and 2009, respectively and $1.0 million in the June Transition Period. Benefits under the plans are generally based on compensation levels and years of service. Under federal legislation regarding multi-employer pension plans, in the event of a withdrawal from a plan or plan termination, companies are required to continue funding their proportionate share of such plan's unfunded vested benefits. We are a participant in multiple union sponsored multi-employer plans, and, as a plan participant, our potential obligation could be significant. The amount of the potential obligation is not currently ascertainable because the information required to determine such amount is not identifiable or readily available.

Employee Stock Purchase Plan

The Matrix Service Company 2011 Employee Stock Purchase Plan ("ESPP") was effective January 1, 2011. The ESPP allows employees to purchase shares through payroll deductions and members of the Board of Directors to purchase shares from amounts withheld from their cash retainers. Share purchases are limited to an aggregate market value of no greater than $60,000 per calendar year per participant and are purchased at market value with no discount to the participant. Contributions are with after tax earnings and are accumulated in non-interest bearing accounts for quarterly purchases of company stock. Upon the purchase of shares, the participants receive all stockholder rights including dividend and voting rights, and are permitted to sell their shares at any time. The Company has made 1,000,000 shares available under the ESPP. The ESPP can be terminated at the discretion of the Board of Directors or on January 2, 2021. In fiscal 2011, 699 shares were issued under the ESPP.

Note 14—Segment Information

The Company has two reportable segments, the Construction Services segment and the Repair and Maintenance Services segment.

The primary services of our Construction Services segment are aboveground storage tanks for the bulk storage/terminal industry, capital construction for the downstream petroleum industry, specialty construction, and electrical/instrumentation services for various industries. These services, including civil/structural, mechanical, piping, electrical and instrumentation, millwrighting, and fabrication, are provided for projects of varying complexities, schedule durations, and budgets. Our project experience includes renovations, retrofits, modifications and expansions to existing facilities as well as construction of new facilities.

Matrix Service Company

Notes to Consolidated Financial Statements (continued)

The primary services of our Repair and Maintenance Services segment are aboveground storage tank repair and maintenance services including tank inspection, cleaning and ASME code repairs, planned major and routine maintenance for the downstream petroleum industry and electrical and instrumentation repair and maintenance.

Other consists of capital expenditures that relate to corporate assets as well as the period-end corporate asset balances.

The Company evaluates performance and allocates resources based on operating income The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost; therefore, no intercompany profit or loss recognized.

Segment assets consist primarily of accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, property, plant and equipment and goodwill.

Results of Operations
(In thousands)

	Construction Services	Repair and Maintenance Services	Other	Total
Twelve Months Ended June 30, 2011				
Gross revenues	$375,682	$263,329	$ —	$639,011
Less: inter-segment revenues	11,184	775	—	11,959
Consolidated revenues	364,498	262,554	—	627,052
Gross profit	49,484	25,430	—	74,914
Operating income	23,359	7,541	—	30,900
Segment assets	137,542	102,244	66,650	306,436
Capital expenditures	5,949	1,533	2,934	10,416
Depreciation and amortization expense	6,267	4,800	—	11,067
Twelve Months Ended June 30, 2010				
Gross revenues	$333,937	$229,774	$ —	$563,711
Less: inter-segment revenues	12,683	214	—	12,897
Consolidated revenues	321,254	229,560	—	550,814
Gross profit	34,374	18,548	—	52,922
Operating income	5,957	1,796	—	7,753
Segment assets	131,079	93,224	60,505	284,808
Capital expenditures	625	1,233	3,444	5,302
Depreciation and amortization expense	6,578	5,173	—	11,751
Twelve Months Ended May 31, 2009				
Gross revenues	$422,223	$295,579	$ —	$717,802
Less: inter-segment revenues	26,983	1,099	—	28,082
Consolidated revenues	395,240	294,480	—	689,720
Gross profit	50,959	43,364	—	94,323
Operating income	22,111	25,206	—	47,317
Segment assets	154,817	112,929	35,705	303,451
Capital expenditures	2,586	2,316	5,081	9,983
Depreciation and amortization expense	6,271	4,489	—	10,760
One Month Ended June 30, 2009				
Gross revenues	$ 29,224	$ 17,297	$ —	$ 46,521
Less: inter-segment revenues	693	3	—	696
Consolidated revenues	28,531	17,294	—	45,825
Gross profit	3,251	1,898	—	5,149
Operating income	1,141	438	—	1,579
Capital expenditures	121	64	163	348
Depreciation and amortization expense	543	451	—	994

Matrix Service Company

Notes to Consolidated Financial Statements (continued)

Geographical information is as follows:

	Revenues			
	Twelve Months Ended			One Month Ended
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Domestic	$596,756	$518,750	$668,620	$44,264
International	30,296	32,064	21,100	1,561
	$627,052	$550,814	$689,720	$45,825

	Long-Lived Assets			
	June 30, 2011	June 30, 2010	May 31, 2009	June 30, 2009
	(In thousands)			
Domestic	$ 83,312	$ 81,424	$ 87,243	$85,966
International	6,693	4,517	4,023	3,772
	$ 90,005	$ 85,941	$ 91,266	$89,738

Segment revenue from external customers by market is as follows:

	Construction Services	Repair and Maintenance Services	Total
		(In thousands)	
Twelve Months Ended June 30, 2011			
Aboveground Storage Tanks	$183,125	$ 81,117	$264,242
Downstream Petroleum	70,473	115,267	185,740
Electrical and Instrumentation	84,731	66,170	150,901
Specialty	26,169	—	26,169
Total	$364,498	$262,554	$627,052
Twelve Months Ended June 30, 2010			
Aboveground Storage Tanks	$135,883	$ 91,085	$226,968
Downstream Petroleum	87,003	114,976	201,979
Electrical and Instrumentation	71,999	23,499	95,498
Specialty	26,369	—	26,369
Total	$321,254	$229,560	$550,814
Twelve Months Ended May 31, 2009			
Aboveground Storage Tanks	$177,821	$166,348	$344,169
Downstream Petroleum	144,179	106,149	250,328
Electrical and Instrumentation	45,874	21,983	67,857
Specialty	27,366	—	27,366
Total	$395,240	$294,480	$689,720
One Month Ended June 30, 2009			
Aboveground Storage Tanks	$ 10,267	$ 8,634	$ 18,901
Downstream Petroleum	8,593	7,039	15,632
Electrical and Instrumentation	7,459	1,621	9,080
Specialty	2,212	—	2,212
Total	$ 28,531	$ 17,294	$ 45,825

Information about Significant Customers

In fiscal 2011, three customers accounted for 14%, 11% and 10% of our Construction Services revenue, respectively. Two other customers accounted for 22% and 11% of our Repair and Maintenance Services revenue, respectively. No customers accounted for greater than 10% of our consolidated revenue.

In fiscal 2010, one customer accounted for 15% of Construction Services revenue. Two other customers accounted for 21% and 11% of our Repair and Maintenance Services revenue, respectively. No customers accounted for greater than 10% of our consolidated revenue.

In fiscal 2009, one customer accounted for 11% of our consolidated revenue and 14% of our Construction Services revenue. Another customer accounted for 10% of our consolidated revenue and 12% of our Repair and Maintenance Services revenue and an additional customer accounted for 20% of our Repair and Maintenance Services revenue.

In the June Transition Period, two customers accounted for 22% and 13% of our Repair and Maintenance Services revenue, respectively. No customers accounted for more than 10% of our Construction Services or consolidated revenue.

Note 15—June Transition Period Comparative Financial Information

	One Month Ended	
	June 30, 2009	June 30, 2008 (Unaudited)
	(In thousands, except per share data)	
Income Statement Data:		
Revenues	$45,825	$59,967
Gross profit	$ 5,149	$ 9,768
Income before income tax expense	$ 1,603	$ 6,139
Provision for federal, state and foreign income taxes	609	2,455
Net income	$ 994	$ 3,684
Basic earnings per common share	$ 0.04	$ 0.14
Diluted earnings per common share	$ 0.04	$ 0.14
Weighed average common shares outstanding:		
Basic	26,192	26,067
Diluted	26,434	26,472

Matrix Service Company

Notes to Consolidated Financial Statements (continued)

Matrix Service Company
Quarterly Financial Data (Unaudited)
Fiscal Years Ended June 30, 2011 and June 30, 2010

	First Quarter(a)	Second Quarter(b)	Third Quarter(c)	Fourth Quarter(d)
	(In thousands, except per share amounts)			
Fiscal Year 2011				
Revenues	$151,838	$175,252	$136,333	$163,629
Gross profit	15,702	19,768	18,570	20,874
Operating income	5,113	8,632	7,640	9,515
Net income	3,089	5,287	4,923	5,683
Earnings per common share:				
Basic	0.12	0.20	0.19	0.21
Diluted	0.12	0.20	0.18	0.21
Fiscal Year 2010				
Revenues	$137,650	$150,425	$122,013	$140,726
Gross profit	17,418	18,442	13,293	3,769
Operating income (loss)	7,331	7,066	45	(6,689)
Net income (loss)	4,509	4,533	63	(4,229)
Earnings (loss) per common share:				
Basic	0.17	0.17	0.00	(0.16)
Diluted	0.17	0.17	0.00	(0.16)

(a) The first quarter of fiscal 2010 includes a pretax charge on a legal matter of $1.2 million.
(b) The second quarter of fiscal 2010 includes a pretax charge of $0.9 million for claims receivable excess collection costs.
(c) The third quarter of fiscal 2010 includes a pretax charge on a legal matter of $0.7 million, a pretax charge of $0.6 million for claims receivable excess collection costs and a claims receivable write-off resulting in a pretax charge of $2.9 million.
(d) The fourth quarter of fiscal 2010 includes a pretax charge on a legal matter of $3.1 million, a pretax charge of $4.6 million relating to projects at a Gulf Coast site and a pretax charge of $0.4 million for claims receivable excess collection costs.

A detailed discussion of these charges are included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in this annual report on Form 10-K.

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding and rounding.

Matrix Service Company

Schedule II—Valuation and Qualifying Accounts
June 30, 2011, June 30, 2010, May 31, 2009 and June 30, 2009
(In thousands)

COL. A	COL. B	COL. C ADDITIONS		COL. D	COL. E
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts—Describe	Deductions—Describe	Balance at End of Period
Fiscal Year 2011					
Deducted from asset accounts:					
Allowance for doubtful accounts	$1,404	$ 24	$—	$ —	$1,428
Valuation reserve for deferred tax assets	774	—	—	—	774
Total	$2,178	$ 24	$—	$ —	$2,202
Fiscal Year 2010					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 776	$ (40)	$831(A)	$ (163)(B)	$1,404
Valuation reserve for deferred tax assets	774	—	—	—	774
Total	$1,550	$ (40)	$831	$ (163)	$2,178
June Transition Period					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 710	$ 66	$—	$ —	$ 776
Valuation reserve for deferred tax assets	774	—	—	—	774
Total	$1,484	$ 66	$—	$ —	$1,550
Fiscal Year 2009					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 269	$441	$—	$ —	$ 710
Valuation reserve for deferred tax assets	2,377	—	—	(1,603)(C)	774
Total	$2,646	$441	$—	$(1,603)	$1,484

(A) Primarily relates to a reclassification of reserves that were initially recorded in billings on uncompleted contracts in excess of costs and estimated earnings.

(B) Receivables written off against allowance for doubtful accounts.

(C) Operating loss carryforwards previously reserved were utilized or deemed utilizable resulting in a reduction in the valuation reserve of $1,603. The recognition of the operating loss carryforward resulted in a $646 charge to goodwill and a reduction of the fiscal 2009 tax provision of $957.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e).

The disclosure controls and procedures are designed to provide reasonable, not absolute, assurance of achieving the desired control objectives. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors or fraud. The design of our internal control system takes into account the fact that there are resource constraints and the benefits of controls must be weighed against the costs. Additionally, controls can be circumvented by the acts of key individuals, collusion or management override.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2011. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level at June 30, 2011.

Management's Report on Internal Control over Financial Reporting

See "Management's Report on Internal Control over Financial Reporting" set forth in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes during the fourth quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to the Company's directors and corporate governance is incorporated herein by reference to the sections entitled "Proposal Number 1: Election of Directors" and "Corporate Governance and Board Matters" in the Company's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders ("Proxy Statement"). The information required by this item with respect to the Company's executive officers is incorporated herein by reference to the section entitled "Executive Officer Information" in the Proxy Statement. The information required by this item with respect to the Section 16 ownership reports is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The Company has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees, including the principal executive officer, principal financial officer and principal accounting officer of the Company. In addition, we have adopted Corporate Governance Guidelines for the Board of Directors and Charters for the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors. The current version of these corporate governance documents is publicly available in the "Investors" section of the Company's website at www.matrixservice.com under "Corporate Governance." If we make any substantive amendments to the Code of Business Conduct and Ethics, or grant any waivers, including implicit waivers, from the Code of Business Conduct and Ethics applicable to the principal executive officer, principal financial officer or principal accounting officer, or any person performing similar functions, we will disclose such amendment or waiver on our website or in a report on Form 8-K.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections entitled "Proposal Number 1: Election of Directors" and "Executive Officer Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the sections entitled "Securities Authorized for Issuance Under Executive Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section entitled "Proposal Number 1: Election of Directors" and "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the sections entitled "Fees of Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements of the Company

The following financial statements and supplementary data are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data" in this Annual Report on Form 10-K:

Financial Statements of the Company

(2) Financial Statement Schedules

The financial statement schedule is filed as a part of this report under Schedule II—Valuation and Qualifying Accounts for the three fiscal years ended June 30, 2011, June 30, 2010 and May 31, 2009, and the one month ended June 30, 2009, immediately following Quarterly Financial Data (Unaudited). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto, included herein.

(3) **The following documents are included as exhibits to this Annual Report on Form 10-K:**

3.1	Amended and Restated Certificate of Incorporation (Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-156814) filed January 21, 2009 is hereby incorporated by reference).
3.2	Certification of Designations, Preferences and Rights of Series B Junior Preferred Stock dated November 12, 1999 (Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-117077) filed July 1, 2004 is hereby incorporated by reference).
3.3	Certificate of Increase of Authorized Number of Shares of Series B Junior Participating Preferred Stock pursuant to Section 151 of the General Corporation Law of the State of Delaware dated May 1, 2005 (Exhibit 3.5 to the Company's Annual Report on Form 10-K (File No. 1-15461), filed August 17, 2005, is hereby incorporated by reference).
3.4	Certificate of Increase of Authorized Number of Shares of Series B Junior Participating Preferred Stock pursuant to Section 151 of the General Corporation Law of the State of Delaware dated October 23, 2006 (Exhibit 3.7 to the Company's Annual Report on Form 10-K (File No. 1-15461) filed August 14, 2007, is herby incorporated by reference).
3.5	Amended and Restated Bylaws (Exhibit 3 to the Company's Current Report on Form 8-K (File No. 1-15461) filed April 9, 2009, is hereby incorporated by reference).
4	Specimen Common Stock Certificate (Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 33-36081), filed July 26, 1990, is hereby incorporated by reference).
+10.1	Matrix Service Company 1990 Incentive Stock Option Plan (Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File No. 333-56945), as amended, filed June 12, 1990, is hereby incorporated by reference).
+10.2	Matrix Service Company 1991 Incentive Stock Option Plan (Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 33-36081), filed July 26, 1990, is hereby incorporated by reference).
+10.3	Matrix Service Company 1995 Nonemployee Directors' Stock Option Plan (Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 333-2771), filed April 24, 1996, is hereby incorporated by reference).
+10.4	Matrix Service 2004 Stock Incentive Plan (Exhibit A to the Company's Proxy Statement filed on September 15, 2006 (File No. 1-15461), is hereby incorporated by reference).
+10.5	Amendment 1 to Matrix Service Company 2004 Stock Incentive Plan (Exhibit 10 to Amended Schedule 14A filed on October 4, 2006 (File No. 1-15461) is hereby incorporated by reference).
+10.6	Amendment 2 to Matrix Service Company 2004 Stock Incentive Plan (Exhibit 10.6 to the Company's Annual Report on Form 10-K (File No. 1-15461) filed August 5, 2008, is hereby incorporated by reference).
+10.7	Amendment 3 to Matrix Service Company 2004 Stock Incentive Plan (Exhibit A to the Company's Proxy Statement filed on September 11, 2009 (File No. 1-15461), is hereby incorporated by reference).
+10.8	Form of Restricted Stock Unit Award Agreement for non-employee directors (2004 Stock Incentive Plan) (Exhibit 10.8 to the Company's Annual Report on Form 10-K (File No. 1-15461) filed September 28, 2010 (the "2010 10-K"), is hereby incorporated by reference).
+10.9	Form of Restricted Stock Unit Award Agreement for employees (2004 Stock Incentive Plan) (Exhibit 10.9 to the 2010 10-K is hereby incorporated by reference).
+10.10	Form of Restricted Stock Unit Award Agreement for executive management (2004 Stock Incentive Plan) (Exhibit 10.10 to the 2010 10-K is hereby incorporated by reference).
+10.11	Form of Severance Agreement (Exhibit 10.6 to the Company's current report on Form 8-K (File No. 1-15461), filed on October 27, 2006 is hereby incorporated by reference).
+10.12	Form of Amendment to Severance Agreement (Senior Executives), (Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 1-15461), filed January 8, 2009 is hereby incorporated by reference).
+10.13	Form of Management Retention Agreement (Exhibit 10.7 to the Company's Current Report on Form 8-K (File No. 1-15461), filed October 27, 2006 is hereby incorporated by reference).
+10.14	Form of Amendment to Severance Agreement (Key Employees), (Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 1-15461), filed January 8, 2009 is hereby incorporated by reference).
+10.15	Form of Stock Option Award Agreement (2004 Stock Incentive Plan) (Exhibit 10.5 to the Company's annual report on Form 10-K (File No, 1-15461) filed August 4, 2006 is hereby incorporated by reference).

+10.16	Form of Stock Option Award Agreement (1995 Directors Plan) (Exhibit 10.6 to the Company's annual report on Form 10-K (File No, 1-15461) filed August 4, 2006 is hereby incorporated by reference).
+10.17	Amendment No. 1 to the Matrix Service 1995 Nonemployee Directors' Stock Option Plan (Exhibit B to the Company's 2005 Proxy Statement filed on September 16, 2005, is hereby incorporated by reference).
+10.18	Amended and Restated Deferred Compensation Plan for Members of the Board of Directors (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-15461), filed January 8, 2009 is hereby incorporated by reference).
10.19	Second Amended and Restated Credit Agreement dated as of November 30, 2006, among the Company, as Borrower, the Lenders party thereto, J.P. Morgan Chase Bank, N.A., as Administrative Agent and J.P. Morgan Securities Inc. as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10 to the Company's Current Report on Form 8-K (File No. 1-15461), filed on December 6, 2006, is hereby incorporated by reference).
10.20	First Amendment to Second Amended and Restated Credit Agreement dated as of July 6, 2007 (Exhibit 10 to the Company's Current Report on Form 8-K (File No. 1-15461), filed July 11, 2007 is hereby incorporated by reference).
10.21	Second Amendment to Second Amended and Restated Credit Agreement (Exhibit 10 to the Company's Current Report on Form 8-K (File No. 1-15461), filed February 13, 2009, is hereby incorporated by reference).
10.22	Third Amendment to Second Amended and Restated Credit Agreement (Exhibit 10.22 to the 2010 10-K is hereby incorporated by reference).
10.23	Fourth Amendment to Second Amended and Restated Credit Agreement (Exhibit 10 to the Company's Quarterly Report on Form 10-Q (File No. 1-15461), filed May 4, 2011 is hereby incorporated by reference).
*10.24	Fifth Amendment to Second Amended and Restated Credit Agreement.
* 21	Subsidiaries.
*23	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.
*31.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002—CEO.
*31.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002—CFO.
*32.1	Certification Pursuant to 18 U.S.C. 1350 (section 906 of Sarbanes-Oxley Act of 2002)—CEO.
*32.2	Certification Pursuant to 18 U.S.C. 1350 (section 906 of Sarbanes-Oxley Act of 2002)—CFO.

* Filed herewith.

\+ Management Contract or Compensatory Plan.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Matrix Service Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matrix Service Company

Date: September 8, 2011

By: ______________________________

John R. Hewitt,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
John R. Hewitt	President, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2011
Kevin S. Cavanah	Vice President and Chief Financial Officer (Principal Accounting and Principal Financial Officer)	September 8, 2011
Michael J. Hall	Chairman of the Board of Directors	September 8, 2011
I. Edgar Hendrix	Director	September 8, 2011
Paul K. Lackey	Director	September 8, 2011
Tom E. Maxwell	Director	September 8, 2011
David J. Tippeconnic	Director	September 8, 2011

Form 10-K

EXHIBIT 21

Matrix Service Company

Subsidiaries

Matrix Service Inc., an Oklahoma corporation
Matrix Service Industrial Contractors, Inc., an Oklahoma corporation
Matrix Service Inc. Canada, an Ontario, Canada corporation
Matrix Service Industrial Contractors Canada, Inc., a Delaware corporation
Matrix Service Industrial Contractors ULC, a Nova Scotia, Canada unlimited liability corporation
Matrix Service Canada ULC, an Alberta, Canada unlimited liability corporation
S.M. Electric Company, Inc., a New Jersey corporation
Matrix Service International, LLC, a Delaware limited liability company
Matrix Service Costa Rica, SRL, a Costa Rica entity
Matrix International Construction, LLC, an Oklahoma limited liability company
Matrix International Engineering, LLP, a Delaware limited liability partnership
Matrix International Bahamas Ltd, a Bahamas entity
MSE Puerto Rico, LLP, a Puerto Rico limited liability partnership
Matrix International Holding, LLC, a Delaware limited liability company
Matrix Construction, SRL, a Panama entity
MSE Engineering Services, Inc., a Delaware corporation
PDM Engineering Services, Inc., a Delaware corporation
EDC Engineering Services, Inc., a Delaware corporation

EXHIBIT 31.1

CERTIFICATIONS

I, John R. Hewitt, certify that:

1. I have reviewed this annual report on Form 10-K of Matrix Service Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d – 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2011

John R Hewitt

John R. Hewitt
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Kevin S. Cavanah, certify that:

1. I have reviewed this annual report on Form 10-K of Matrix Service Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d – 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2011

Kevin S. Cavanah
Vice President and Chief Financial Officer

EXHIBIT 32.1

**Certification Pursuant to 18 U. S. C. Section 1350,
As Adopted Pursuant
Section 906 of Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Matrix Service Company (the "Company") on Form 10-K for the period ending June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John R. Hewitt, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss 1350, as adopted pursuant to ss. 906 of the Sarbanes Oxley Act of 2002, that based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2011

John R. Hewitt

John R. Hewitt
President and Chief Executive Officer

EXHIBIT 32.2

**Certification Pursuant to 18 U. S. C. Section 1350,
As Adopted Pursuant
Section 906 of Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Matrix Service Company (the "Company") on Form 10-K for the period ending June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin S. Cavanah, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss 1350, as adopted pursuant to ss. 906 of the Sarbanes Oxley Act of 2002, that based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2011

Kevin S. Cavanah
Vice President and Chief Financial Officer

Board of Directors

Michael J. Hall
Chairman of the Board of Directors

John R. Hewitt
Director

I. Edgar Hendrix
Director

Paul K. Lackey
Director

Tom E. Maxwell
Director

David J. Tippeconnic
Director

Officers

John R. Hewitt
President and CEO

Kevin S. Cavanah
V.P. and Chief Financial Officer

Joseph F. Montalbano
V.P. and Chief Operating Officer

Nancy E. Austin
V.P. Human Resources

Kenneth L. Erdmann
V.P. MSE Engineering Services, Inc.

Jason W. Turner
V.P. and Treasurer

James P. Ryan
President, Matrix Service Inc.

Kevin A. Durkin
V.P. Business Development
Matrix Service Inc.

Bradley J. Rinehart
V.P. Operations
Matrix Service Inc.

William R. Sullivan
V.P. Operations
Matrix Service Inc.

Matthew J. Petrizzo
President, Matrix Service Industrial Contractors, Inc.

Albert D. Fosbenner
V.P. Accounting and Administration, Matrix Service Industrial Contractors, Inc.

To learn more about Matrix Service Company,
visit our website at *www.matrixservice.com,*
or contact us at 1-866-FOR-MTRX (367-6879)

Matrix Service Company is an EEO/Affirmative Action Employer and does not discriminate against any employee or applicant because of race, color, religion, sex, age, disability or national origin.